UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K [x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022 or [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission File Number 000-38334 Immersion Corporation (Exact name of registrant as specified in its charter) Delaware 94-3180138 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 2999 N.E. 191st Street, Suite 610, Aventura, FL, 33180 (Address of principal executive offices, zip code) (408) 467-1900 (Registrant’s telephone number, including area code) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common Stock, $0.001 par value IMMR NASDAQ Global Market Series B Junior Participating Preferred Stock Purchase Rights IMMR NASDAQ Global Market Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [x] Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x] Table of Contents

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ] Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes [x] No [ ] Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X ] Smaller reporting company [X ] Emerging Growth Company [ ] If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X] The aggregate market value of the registrant’s common stock held by non-affiliates of the registrant on June 30, 2022, the last business day of the registrant’s most recently completed second fiscal quarter, was $242,635,444 (based on the closing sales price of the registrant’s common stock on that date). On February 10, 2023, there were 32,325,381 shares of our common shares outstanding. DOCUMENTS INCORPORATED BY REFERENCE Items 10 (as to directors and executive officers, and Delinquent Section 16(a) Reports (if any)), 11, 12 (as to Beneficial Ownership), 13 and 14 of Part III of this Annual Report on Form 10-K incorporate by reference portions of the Registrant’s definitive Proxy Statement for the 2023 Annual Meeting of Stockholders. Table of Contents

IMMERSION CORPORATION TABLE OF CONTENTS PART I Page Item 1. Business 8 Item 1A. Risk Factors 12 Item 1B. Unresolved Staff Comments 31 Item 2. Properties 31 Item 3. Legal Proceedings 32 Item 4. Mine Safety Disclosures 34 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 35 Item 6. [Reserved] 36 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 37 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 44 Item 8. Financial Statements and Supplementary Data 44 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 82 Item 9A. Controls and Procedures 83 Item 9B. Other Information 83 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections PART III Item 10. Directors, Executive Officers and Corporate Governance 84 Item 11. Executive Compensation 84 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 84 Item 13. Certain Relationships and Related Transactions, and Director Independence 84 Item 14. Principal Accounting Fees and Services 84 PART IV Item 15. Exhibits, Financial Statement Schedules 84 Item 16. 10-K Summary 88 Signatures 89 Table of Contents

Forward-looking Statements In addition to historical information this Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“the Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The forward-looking statements involve risks and uncertainties. Forward-looking statements are frequently identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “places,” “estimates,” and other similar expressions. However, these words are not the only way we identify forward-looking statements. Examples of forward-looking statements include among other things, any expectations, projections, or other characterizations of future events, or circumstances, and include statements regarding: the continued impact of COVID-19 on our business, and the continued impact of COVID-19 on our customers, suppliers, and on the economy in general; our strategy and our ability to execute our business plan; our competition and the market in which we operate; our customers and suppliers; our revenue and trends related thereto, and the recognition and components thereof; our costs and expenses; including capital expenditures; our investment of surplus funds and sales of marketable securities seasonality and demand; our investment in research and technology development; changes to general and administrative expenses; our foreign operations and the reinvestment of our earnings related thereto; our investment in and protection of our IP; our employees; capital expenditures and the sufficiency of our capital resources; unrecognized tax benefit and tax liabilities; the impact of changes in interest rates and foreign exchange rates, as well as our plans with respect to foreign currency hedging in general; changes in laws and regulations; including with respect to taxes; our plans and estimates related to and the impact of current and future litigation and arbitration; our sublease and the timing and income related thereto; and our dividend, stock repurchase and equity distribution programs. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results could differ materially from those projected in the forward-looking statements, therefore we caution you not to place undue reliance on these forward- looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the risk factors contained below under Part I, Item 1A, “Risk Factors.” Any forward-looking statements made by us in this report speak only as of the date of this report, and we do not intend to update these forward-looking statements after the filing of this report, unless required to do so by applicable law or regulation. You are urged to review carefully and consider our various disclosures in this report and in our other reports publicly disclosed or filed with the SEC that attempt to advise you of the risks and factors that may affect our business. Table of Contents 4

Risk Factor Summary Our business is subject to numerous risks and uncertainties that could affect our ability to successfully implement our business strategy and affect our financial results. You should carefully consider all the information in this report and, in particular, the following principal risks and all of the other specific factors described in Item 1A of this report, “Risk Factors,” before deciding whether to invest in our company. • Risks related to our business: ▪ Our business, results of operations, financial condition, cash flows, and stock price can be adversely affected by catastrophic events, such as pandemics, or other public health emergencies, such as COVID-19, or by the uncertain economic and political environment in geographies in which we operate. ▪ Our business could be materially and adversely affected if we are unable to enter new licensing arrangements (or renew existing licenses) on favorable terms. In addition, a limited number of customers account for a significant portion of our revenue, and the loss of major customers could harm our operating results. Moreover, if our customers discontinue product lines that incorporate our technology, our operating results may be negatively impacted. • Our failure to develop or acquire successful innovations and obtain patents on those innovations could significantly harm our business. • Shortages of electronic components may cause a decrease in production and sales of our customers’ products which could result in lower royalties payable to us. • Our licenses with component manufacturers may cause confusion as to our licensing model and may prevent us from enforcing our patents based on the patent exhaustion doctrine, or other legal doctrines. • We are or may become involved in litigation to enforce our IP rights (or defend against assertions that we violate a third party’s IP), or resolve conflicts over license terms in our license agreements, and the costs thereof could adversely affect our business. ▪ If we fail to protect and enforce our patent rights and other IP rights (or if there are adverse changes in patent and litigation legislation or enforcement), our ability to license our technologies and generate revenues could be impaired. ▪ If we are not able to attract, recruit and retain qualified personnel, we may not be able to effectively develop and deploy our technologies. In addition, we have experienced turnover in our senior management and our employee base, which could result in operational and administrative inefficiencies and could hinder the execution of our growth strategy. ▪ We may not maintain consistent profitability in the future. ▪ Our international operations subject us to risks and costs, and our failure to comply with complex U.S. or foreign laws could have a material adverse effect on our operations. ▪ We may incur greater tax liability than anticipated which could adversely affect our financial condition and operating results. ▪ We may not be able to continue to innovate in the gaming market or continue to derive significant revenues from third party gaming peripheral makers for video gaming platforms. Table of Contents 5

▪ We may not be able to continue to derive significant revenues from gaming peripheral makers for various reasons, including as a result of our fixed payment license with Microsoft, which could adversely affect our financial condition and operating results. ▪ Automobiles incorporating our technologies are subject to lengthy development periods, making it difficult to predict when and whether we will receive royalties for these product types. ▪ If our licensees’ efforts fail to generate consumer demand, our revenue may be adversely affected. ▪ The rejection of our haptic technology by standards-setting organizations, or failure of the standards-setting organization to develop timely commercially viable standards may negatively impact our business. ▪ Our business and operations could suffer in the event of any actual or perceived security breaches, including breaches that compromise personal information. ▪ If we are unable to develop open-source compliant products (or our products contain undetected errors), our ability to license our technologies and generate revenues may be impaired. ▪ Our business depends in part on access to third-party platforms and technologies. If such access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change, our business and operating results could be adversely affected. ▪ If we fail to establish and maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our business and our stock price. • Risks related to investing in our common stock: ▪ Our quarterly revenues and operating results are volatile, and if our future results are below expectations, the price of our common stock is likely to decline. Our stock price may fluctuate regardless of our performance. ▪ Future sales of our equity could result in significant dilution to our existing stockholders and depress the market price of our common stock. In addition, we will have broad discretion as to the use of proceeds from the “at the market” offerings that we announced in February 2022, and we may not use the proceeds effectively. ▪ We may elect to purchase marketable securities, or digital or alternative currencies, as part of our capital allocation or investment strategy; and if we determine to purchase marketable securities, or digital or alternative currencies (such as bitcoin and other cryptocurrencies,), our financial results and the market price of our common stock may be affected by the price of these alternative investments, which may be highly volatile. ▪ We may engage in the acquisition of other companies or other investments outside of our current line of business, which may have an adverse material effect on our existing business. ▪ Any stock repurchase program could affect our stock price and add volatility. ▪ Changes in financial accounting standards or policies may affect our reported financial condition or results of operations. ▪ Our business is subject to changing regulations regarding corporate governance and other compliance areas that will increase both our costs and the risk of noncompliance. Further, provisions in our charter documents and Delaware law could prevent or delay a change in control, which could reduce the market price of our common stock. • Our ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes may be limited. Table of Contents 6

• Any decision to reduce or discontinue the payment of cash dividends to our stockholders could cause the market price of our common stock to decline significantly. Table of Contents 7

Item 1. Business Overview Immersion Corporation (the “Company”, “Immersion”, “we”, or “us”) is a premier licensing company focused on the invention, acceleration, and scaling, through licensing, of innovative haptic technologies that allow people to use their sense of touch to engage with products and experience the digital world around them. We are one of the leading experts in haptics, and our focus on innovation allows us to deliver world-class intellectual property (“IP”) and technology that enables the creation of products that delight end users. Our technologies are designed to facilitate the creation of high-quality haptic experiences, enable their widespread distribution, and ensure that their playback is optimized. Our primary business is currently in the mobility, gaming, and automotive markets, but we believe our technology is broadly applicable and see opportunities in evolving new markets, including virtual and augmented reality, and wearables, as well as residential, commercial, and industrial Internet of Things. In recent years, we have seen a trend towards broad market adoption of haptic technology. As other companies follow our leadership in recognizing how important tactile feedback can be in people’s digital lives, we expect the opportunity to license our IP and technologies will continue to expand. We have adopted a business model under which we offer licenses to our patented technology to our customers and offer our customers enabling software, related tools and technical assistance designed to integrate our patented technology into our customers’ products or enhance the functionality of our patented technology. Our licenses enable our customers to deploy haptically-enabled devices, content and other offerings, which they typically sell under their own brand names. We and our wholly-owned subsidiaries hold more than 1,200 issued or pending patents worldwide as of December 31, 2022. Our patents cover a wide range of digital technologies and ways in which touch-related technology can be incorporated into and between hardware products and components, systems software, application software, and digital content. We believe that our IP is relevant to many of the most important and cutting-edge ways in which haptic technology is and can be deployed, including in connection with mobile interfaces and user interactions, in association with pressure and other sensing technologies, as part of video and interactive content offerings, as related to virtual and augmented reality experiences, and in connection with advanced actuation technologies and techniques. Our portfolio includes numerous patents and patent applications that we believe may become essential to emerging standards in development by Standards Development Organizations (“SDOs”) including media standards in development by ISO/IEC Moving Picture Expert Group (MPEG) and software and system standards in development at IEEE-SA. We were incorporated in 1993 in California and reincorporated in Delaware in 1999. Our Business Strategy Our goals are to maximize our profitable licensing opportunities to increase stockholder value, continue to play a leading role in the haptics industry, and to drive the adoption of our touch technology across markets and applications to improve user experiences in the digital realm. Our strategy is founded upon the ability to: Drive Adoption: Communicate the advantages of our patented innovations and technologies to the relevant customers in target end-markets and encourage their adoption through demonstrations, incorporation in the offerings of world-class companies and participation in SSOs. Monetize: License our technology to customers for use in the creation, distribution and playback of high-quality haptic experiences in various products, services and markets. Innovate: Develop and patent our innovative technology, in a targeted and cost-efficient manner, to provide haptics in mobile, gaming, automotive, wearable, virtual and augmented reality, and other products and services to transform user experiences with unique and customizable tactile effects. Foster Haptic Standards: We intend to participate in the creation of ecosystem wide standards that will enable accelerated adoption of haptic technologies across our core markets. Additionally, we will provide technical leadership within the haptics ecosystem and align supply side haptics solution providers on consistent specifications to reduce friction related to the integration of haptics into license bearing products through participation in industry bodies and targeted standards setting organizations (“SSOs”). Table of Contents 8

Expand Markets and Applications: Work closely with component suppliers, chip vendors, systems integrators, content enablers and other partners to broaden the use of haptics within our current core markets and to expand it into emerging markets, such as virtual and augmented reality. Haptics and Its Benefits While the digital world offers many advanced technologies and capabilities, it often fails to provide us with meaningful touch experiences that inform and enrich our real-world interactions. As we experience the physical world in our everyday lives, we rely on our sense of touch to provide us with reassuring context and confirmation, to bring us closer to one another through rich communications, and to enjoy entertainment, sports and other activities through realistic engagement. Without these tactile qualities, our digital experiences can feel flat and ineffective, pale reflections of the real world. Immersion haptic technologies enhances digital experiences, restoring the missing elements of confirmation, realism and rich communication to the digital world and help realize our vision: “With touch, we make people’s digital lives more personal, vivid, and meaningful”. Confirmation: Today’s touchscreen, touch pad, and other touch surfaces often lack the physical feedback that is provided by mechanical keyboards, buttons, and switches that we need to fully understand the context of our interactions. By providing users with intuitive and unmistakable tactile confirmation as they push virtual buttons and scroll through lists, haptics can instill confidence, increase input speed, reduce errors and help improve safety. This is especially important in environments that involve distractions, such as automotive and commercial applications, where audio or visual confirmation is insufficient. Realism: Haptics can inject a sense of realism into user experiences by exciting the senses and allowing the user to become immersed in the action and nuance of the application. For example, in haptically-enhanced videos, mobile games and simulations that integrate audio-visual content with tactile sensations, users can feel guns recoil, engines revving, and the crack of a baseball bat crushing a home run. Rich Communications: When humans communicate through touch, they are better able to establish emotional connections and feelings of closeness. In mobile devices and wearables, haptics can enhance voice, chat and video applications by creating a sense of physical presence, allowing for more personal and engaging communications between users. Moreover, haptics can offer users a discreet and unobtrusive way of exchanging meaningful information without disruptive audio or visual feedback. We believe these features of our haptic technology are broadly applicable to a number of markets and devices. By continuing to enhance these features through further research and development, we believe we will serve as a strategic partner for our customers and partners in helping them develop a more compelling user experience for consumers. Our Offerings We provide enabling technology, IP and haptic expertise to our customers through a variety of different offerings, including technology licenses, patent licenses, and combined licenses that cover both technology and patents. In most cases, we provide patent licenses to our customers, and also offer technology licenses which may include services, reference designs, and/ or software development kits (“SDKs”), with the specific rights and restrictions to the applicable patents described in the license agreements. When we offer patent licenses, we generally provide the customer with a defined right to use our patented innovations in its own products, subject to limitations by specific field of use and other restrictions. Our agreements are typically structured with fixed, variable or a mix of fixed and variable royalty and/or license payments over certain defined periods, as well as, in certain cases, fees for support or other services. Patent Licenses Through almost 30 years of innovative research, development and business activity, we have built a far-reaching and deep portfolio of patents covering many of the foundational aspects and commercial applications of haptic technology. We have implemented formal policies and procedures governing how we create, protect and maintain our IP assets, and we invest resources judiciously and in a cost-efficient manner in our patent portfolio with the goal of improving return on investment for our stockholders. We continue to pursue intellectual property that aligns with our business strategy while efficiently managing our patent prosecution and maintenance costs. Our portfolio includes more than 1,200 worldwide issued or pending as of December 31, 2022, which support our technology offerings, protect our business activities and prospects, and represent an important independent licensing and revenue channel for us. We believe that our IP is relevant to many of the most important ways in which haptic technology is and can be deployed, including in connection with mobile interfaces and user interactions, Table of Contents 9 in association with pressure and other sensing technologies, related to virtual and augmented reality experiences, and in connection with advanced actuation technologies and techniques. Technology and Engineering Offerings In addition to licensing our patents to customers, we offer licenses to our other technology through integrated licensing kit offerings that may include tools, software, firmware, reference designs, and related documentation to enable development and deployment of advanced haptic experiences in consumer devices and applications. Our offerings include: Reference Designs and reference technology: We offer reference designs for customers to use for technology evaluation and product development purposes. Our designs include documentation and materials that designers, engineers, and system integrators may utilize to integrate advanced haptics into existing or new products and applications. Our reference technologies include source code for host and embedded product development and are intended to accelerate adoption of licensed technologies by our licensees. Software and firmware: We offer software and firmware for OEMs and supply chain partners to integrate advanced haptic capabilities and optimize system performance. Our SDKs consist of tools, integration software and effect libraries that allow for the design, encoding and playback of tactile effects. The SDKs offer high-fidelity tactile effects to augment and enhance content, while ensuring quality playback within consumer devices. Our reference firmware is designed to optimize control and performance of haptic system hardware. Engineering and Integration Services: We offer engineering assistance, including technical and design assistance and integration services that allow our licensees to incorporate our touch-enabling solutions and technologies into their products at a reasonable cost and within a shortened time frame, allowing them to bring products to market quickly by using our years of haptic development and solution deployment expertise. We work closely with qualified engineering service providers to assist customers in integration activities. Markets Mobile Communications, Wearables, and Consumer Electronics: We offer haptic expertise to Original Equipment Manufacturers (‘OEM”) in the mobile, gaming, and related consumer electronics markets. Our licensees currently include some of the top makers of mobile devices in the world, including Samsung, Google, Sony, Panasonic, as well as integrated circuit manufacturers such as Awinic and Dongwoon Anatech. Revenue generated from OEMs and integrated circuit customers in the mobile communications market, represented 60% of our total revenue in each of the years ended December 31, 2022 and 2021. Gaming and VR: We have licensed our patents directly to Microsoft, Sony and Nintendo for use in their console gaming products. We have also licensed our patents to Sony for use in VR products. Additionally, we have licensed our patents to third party gaming peripheral manufacturers and distributors for use in spinning mass and force feedback devices such as controllers, steering wheels and joysticks, to be used with PC platforms running on Microsoft Windows and other operating systems, as well as in connection with video game consoles made by Microsoft, Sony, Nintendo and others. Our PC gaming licensees include Guillemot and Microsoft. We will not receive any further royalties from Microsoft under our current agreement with Microsoft, including with respect to Microsoft’s gaming products or any other haptic-related product that Microsoft produces or sells. Revenue generated from customers in the gaming and VR market, represented 21% of our total revenue, in each of the years ended December 31, 2022, and 2021. Automotive: We offer patent licenses and assistance such as reference designs, prototypes and enablement services to automotive makers and suppliers. Our current licensees include ALPS Alpine, Continental, Preh, Nissha Co. Ltd., Mobase Electronics (formerly Seoyon Electronics), Tokai Rika and Vishay Intertechnology. Revenue generated from automotive customers, as a percentage of our total revenue, in 2022 and 2021, represented 13% and 19%, respectively. Other: We offer patent licenses to other markets. Our current licensees include Stanley, Nippon Seiki, Elan Microelectronics, Wacom Co., Ltd., and others. Table of Contents 10

Revenue generated from other customers in 2022 and 2021, were 6% and 2% of our total revenue, respectively. We expect the mix of our total revenue from our markets to remain fairly consistent, but believe that certain emerging markets, such as the VR/AR market may have potential to affect our total revenue mix. However, certain markets may fluctuate significantly from quarter to quarter based upon the terms in our technology licenses, our revenue recognition policies and the seasonality of our licensee’s shipments. Sales Our revenue fluctuates quarterly and is generally higher in the third quarter of our fiscal year due to increased shipments by our customers of licensed products in preparation for the holiday season. However, significant fluctuations in the timing of our revenue are driven by the terms of our licensing agreements, the period in which such agreements become effective and our revenue recognition policies. We employ a consolidated direct sales force in the United States and Asia to license our patents and other technology across our target markets and augment that sales force via partnerships and licensing agreements with component suppliers and system integrators. Additional information about significant customers is incorporated herein by reference to Note 11. Segment Reporting, Geographic Information, and Significant Customers of the Notes to Consolidated Financial Statement in Item 8. Financial Statements and Supplementary Data. Competition Our biggest source of competition derives from decisions made by internal design groups at our OEM, haptic integrated circuit manufacturer, and other customers, as well as potential customers. Our strong patent position generally makes us unique in the market in that we may lose a software licensing opportunity, for example, to a competitor or in-house team but still secure a patent license when haptics is used. We expect that these internal design groups will continue to make choices regarding whether to implement haptics or not, as well as the extent of their haptic investment and whether to develop their own haptic solutions. The principal competitive factors impacting our business are the strength of the patents underlying our technology, as well as the technological expertise and design innovation and the use, reliability and cost-effectiveness of our software solutions. We believe we compete favorably in all these areas. Our competitive position is also impacted by the competitive positions of our licensees’ products and other offerings. Our licensees’ markets are highly competitive. We believe that the principal competitive factors in our licensees’ markets include price, performance, user-centric design, ease-of-use, quality, and timeliness of products, as well as the licensee’s responsiveness, capacity, technical abilities, established customer relationships, distribution channels and access to retail shelf space, advertising, promotional programs, and brand recognition. Touch-related benefits in some of these markets may be viewed simply as marginal enhancements and may compete with non-touch-enabled technologies and price elasticity may be a significant factor in whether these markets incorporate haptic technologies. Research and Development Our success, in part, depends on ensuring that our patents and other intellectual property continue to be relevant in our core markets in a manner that aligns with our business strategy while efficiently managing our costs. For the years ended December 31, 2022, and 2021, our research and development expenses were $1.4 million and $4.2 million, respectively. We have multi-disciplinary expertise in usability and multimodal user interface design, actuator design, sensors, integration, real-time simulation algorithms, control, and software development. Our R&D team works with existing and potential partners to help them assess and prove the value of haptics in their field of interest, creating competitive differentiators and value-added solutions. Table of Contents 11

Intellectual Property Protection of our IP portfolio is crucial to our business. We rely on a combination of patents, copyrights, trade secrets, trademarks, nondisclosure agreements with employees and third parties, licensing arrangements, and other contractual agreements with third parties to protect our IP. We maintain and support an active program to protect our IP, primarily through the filing of patent applications and the defense of issued patents against infringement. Parties who license our IP make an investment in our technology, and that investment gets devalued when unlicensed parties use our IP. Litigation against unlicensed third parties is a last step after all other avenues for resolution have been exhausted. If unlicensed parties continue to ship products that use our IP without fairly remunerating us, litigation may be a proper step to protect our IP and assets, as well as protecting the investments of our existing licensees. As haptics gain wider acceptance in the market, the likelihood of unlicensed use of our IP increases. This could result in ongoing dispute resolution and litigation efforts, as we seek to protect the investment that we and our valid licensees have made in our technology. As of December 31, 2022, we and our wholly owned subsidiaries had more than 1,200 currently issued or pending patents worldwide that cover various aspects of our technologies. The duration of our issued patents is determined by the laws of the country of issuance and is typically 20 years from the effective date of filing of the patent application resulting in the patent. Investor Information You can access financial and other information in the Investor Relations section of our web site at www.immersion.com. We make available, on our web site, free of charge, copies of our Annual Report on Form 10-K, quarterly reports on Form 10- Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC. The charters of our audit committee, our compensation committee, and our nominating/corporate governance committee, our Code of Business Conduct and Ethics (including Code of Ethics provisions that apply to our principal executive officer, principal financial officer, controller, and senior financial officers), our Corporate Governance Principles and our Stock Ownership Policy are also available at our web site under “Corporate Governance”. These items are also available to any stockholder who requests them by calling +1 408.467.1900. The SEC maintains a website that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Employees As of December 31, 2022, we had 20 employees, 19 of which were full-time equivalent employees and who are in 4 countries. Of these, 14, or approximately 74%, were located in the United States and Canada. We rely on the skills and talent of our employees to successfully execute our strategy through ongoing innovation, licensing activities, and collaboration with customers and partners to ensure that high-quality tactile experiences are brought to market. Accordingly, we seek to retain employees with world class haptic expertise, as well as the executive management and operating personnel required to successfully execute our business strategies. To retain these high caliber employees, we strive to create an environment and culture that fosters and supports the continued adoption of our technology in our core markets where we see further licensing opportunities. Table of Contents 12

Item 1A. Risk Factors As previously discussed, our actual results could differ materially from our forward-looking statements. These and many other factors described in this report could adversely affect our operations, performance and financial condition. Company Risks Our business, results of operations, financial condition, cash flows, and stock price can be adversely affected by catastrophic events, such as natural disasters, war, acts of terrorism, pandemics, epidemics, or other public health emergencies, such as the outbreak of COVID-19. Our business, results of operations, financial condition, cash flows and stock price can be adversely affected by catastrophic events, such as natural disasters, war, acts of terrorism, pandemics, epidemics, or other public health emergencies, such as the outbreak of COVID-19. The outbreak resulted in governments around the world repeatedly implementing stringent measures to help control the spread of the virus, including quarantines, travel restrictions, business curtailments, school closures, and other measures, which has resulted in a significant number of layoffs or furloughs of employees, and/or other negative economic conditions in many of the countries in which we operate. Increasing case numbers and new variants of COVID-19, could cause governments around the world to implement or reinstitute such restrictions. The full extent to which the COVID-19 pandemic will impact our business and operating results will depend on future developments that are highly uncertain and cannot be accurately predicted. The COVID-19 pandemic and its resulting economic and other effects could result in significant adverse effects on our customers’ cash flow and their ability to manufacture, distribute and sell products incorporating our touch-enabling technologies. This in turn, may cause our customers to be less able to pay invoices for our royalties or may result in a reduction in the royalties we earn which are often based on the number of units sold or distributed by our customers, which reduction could cause adverse effects on our business, results of operations, financial condition, cash flows and stock price. In addition, any depression or recession resulting from the COVID-19 pandemic may adversely change consumer behavior and demand, including with respect to products sold by our customers, which may result in a significant reduction in our revenue, results of operations, and financial condition. The COVID-19 pandemic has also caused us to modify our business practices (including implementing work-from-home policies and restricting travel by our employees) in ways that may be detrimental to our business (including working remotely and its attendant cybersecurity risks). We may take further actions as may be required by government authorities or if we determine are in the best interests of our employees and customers. These practices may have an adverse effect on our employees’ productivity and morale and our ability to engage and support our current and prospective customers. Our facilities could also be subject to a catastrophic loss such as fire, flood, earthquake, power outage, or terrorist activity. An earthquake at or near our facilities could disrupt our operations and result in large expenses to repair and replace the facility. While we believe that we maintain insurance sufficient to cover most long-term potential losses at our facilities, our existing insurance may not be adequate for all possible losses including losses due to earthquakes. If we are unable to renew our existing licensing arrangements for our patents and other technologies on favorable terms that are consistent with our business objectives, our royalty and license revenue and cash flow could be materially and adversely affected. Our revenues and cash flows are largely dependent on our ability to renew existing licensing arrangements. If we are unable to obtain renewed licenses on terms consistent with our business objectives or effectively maintain, expand, and support our relationships with our licensees, our licensing revenue and cash flow could decline. In addition, the process of negotiating license arrangements requires significant time, effort and expense. Due to the length of time required to negotiate a license arrangement, there may be delays in the receipt of the associated revenue, which could negatively impact our revenue and cash flow. Specific challenges that we face related to negotiations with existing licensees include: • difficulties caused by the effects of COVID-19 on our existing licensees’ businesses; Table of Contents 13

• difficulties in persuading existing customers to renew a license to our patents or other technologies (including delays associated with existing customers questioning the scope, validity, or enforceability) without the expenditure of significant resources; • difficulties in persuading existing customers that they need a license to our patents as individual patents expire or become limited in scope, declared unenforceable or invalidated; • reluctance of existing customers to renew their license to our patents or other technologies because other companies are not licensed; • difficulties in renewing gaming licenses if video game console makers choose not to license third parties to make peripherals for their new consoles, if video game console makers no longer require peripherals to play video games, if video game console makers no longer utilize technology in the peripherals that are covered by our patents or if the overall market for video game consoles deteriorates substantially; • the competition we may face from third parties, including the internal design and development teams of existing licensees; • difficulties in persuading existing licensees who compensate us for including our software in certain of their touch- enabled products to also license and compensate us for our patents that cover other touch-enabled products of theirs that do not include our software; and • inability of current licensees to ship certain devices if they are involved in IP infringement claims by third parties that ultimately prevent them from shipping products or that impose substantial royalties on their products. If we are unable to enter into new licensing arrangements for our patents or other technologies (including reference designs, firmware/software or other products) on favorable terms that are consistent with our business objectives, our royalty and license revenue and cash flow could be materially adversely affected. Our revenue growth is largely dependent on our ability to enter into new licensing arrangements. If we are unable to obtain new licenses on terms consistent with our business objectives, our licensing revenue and cash flow could decline. In addition, the process of negotiating license arrangements requires significant time, effort and expense; due to the length of time required to negotiate a license arrangement, there may be delays in the receipt of the associated revenue, which could negatively impact our revenues and cash flows. Specific challenges that we face related to negotiations with prospective licensees include: • difficulties caused by the effects of COVID-19 on prospective licensees’ businesses; • difficulties in brand awareness among prospective customers, especially in markets in which we have not traditionally participated; • difficulties in persuading prospective customers to take a license to our patents (including delays associated with prospective customers questioning the scope, validity or enforceability of our patents) without the expenditure of significant resources; • reluctance of prospective customers to engage in discussions with us due to our history of litigation; • difficulties in persuading prospective customers that they need a license to our patents as individual patents expire or become limited in scope, declared unenforceable or invalidated; • reluctance of prospective customers to license our patents or other technologies because other companies are not licensed; • the competition we may face from third parties, including the internal design teams of prospective customers; • difficulties in achieving and maintaining consumer and market demand or acceptance for our products; Table of Contents 14

• difficulties in persuading third parties to work with us, to rely on us for critical technology, and to disclose to us proprietary product development and other strategies; and • challenges in demonstrating the compelling value of our technologies and challenges associated with prospective customers’ ability to easily implement our technologies. A limited number of customers account for a significant portion of our revenue, and the loss of major customers could harm our operating results. A significant amount of our revenue is derived from a limited number of customers, and we expect that this will continue to be the case in the future. For example, for the year ended December 31, 2022, Samsung accounted for a significant amount of our total revenues. In addition, we cannot be certain that other customers that have accounted for significant revenue in past periods, individually or as a group, will continue to generate similar revenue in any future period. If we fail to renew or lose a major customer or group of customers, or if a major customer decides that our patents no longer cover our products and stops paying us royalties, our revenue could decline if we are unable to replace the lost revenue with revenue from other sources. In addition, if potential customers or customers with expiring agreements view the loss of one of our major customers as an indicator of the value of our software and/or the strength of our intellectual property, they may choose not to take or renew a license which could adversely affect our operating results. If our customers discontinue product lines that incorporate our technology, our operating results may be negatively impacted. Our royalties from licenses and therefore the growth of our business, are dependent, in part, on the success of our customers’ products that incorporate our haptic innovations. Many of the industries we license into are highly competitive. Our existing customers may decide to exit these industries and focus their resources on industries we do not license into or where we have achieved less market penetration. The discontinuation of such product lines by our customers would result in lower shipments of products that incorporate our haptic innovations which in turn may have a material adverse effect on our business, financial condition and results of operations. For example, on April 5, 2021, LGE announced that it would wind down and close its mobile business unit by July 31, 2021. Our failure to continuously develop or acquire successful innovations and obtain patents on those innovations could significantly harm our business, financial condition, results of operations or cash flow. We derive a significant portion of our revenues from licenses and royalties from our haptic patents. To remain competitive, the market must adopt our newer technology. Our initiatives to develop industry standards, foster adoption of new haptic innovations, obtain patents on such innovations, and to commercialize these haptic innovations may not be successful or timely. Any new or enhanced haptic innovations may not be favorably received by our licensees, potential licensees, or consumers and we may not be able to monetize such haptic innovations. If our development efforts are not successful or are significantly delayed, companies may not incorporate our haptic innovations into their products and our revenues may not grow and could decline. In addition, as we continue to evaluate our ongoing business, we may allocate less resources to developing new products and technologies in order to continue to focus on our operating priorities of pursuing partnerships and our enforcement strategy, while maintaining and growing our profitability. If we allocate less resources to research and development, our rate of innovation may slow, and we may not maintain our market leading position in haptics. Shortages of electronic components (such as integrated circuits) that may be integral to the manufacturing of our customers’ products may cause a decrease in production and sales of our customers’ products which could result in lower royalties payable to us. Many of our customers report and pay royalties to us based on the number of products in their shipments that incorporate our patented technology or other technology. Our customers’ products may incorporate various electronic components, such as integrated circuits. A significant disruption in the supply of these electronic components (such as integrated circuits) could decrease the number of products that our customers sell, which could reduce the amount of royalties that are payable to us. For instance, the semiconductor industry has recently faced significant global supply chain issues as a result of the impact of the COVID-19 pandemic and the related imposition of government restrictions on staffing and facility operations, supply Table of Contents 15 chain shortages, and other disruptions. Even though government restrictions have loosened, integrated circuit manufacturers continued to struggle to meet the new surge in demand. This is due to changing consumer habits fueled by the COVID-19 pandemic. If our customers experience significant shortages of electronic components that result in a reduction in our revenues, then our business, results of operations, financial condition, cash flows, and stock price may be adversely affected. We are or may become involved in litigation, arbitration and administrative proceedings to enforce or defend our intellectual property rights and to defend our licensing practices that are expensive, disruptive and time consuming, and will continue to be, until resolved, and regardless of whether we are ultimately successful, could adversely affect our business. If we believe that a third party is required, but has declined, to license our intellectual property in order to manufacture, sell, offer for sale, import or use products, we have in the past and may in the future commence legal or administrative action against such third party. In some cases, we have and may become party to legal proceedings in which we are adverse to companies that have significantly greater financial resources than us. For example, we had initiated patent infringement litigation against Meta Platforms, Inc., f/k/a Facebook, Inc. We anticipate that currently pending and any future legal proceedings will continue to be costly, especially in cases where our adverse parties have access to relatively more significant resources. Since there can be no assurance that we will be successful or be able to recover the costs we incur in connection with the legal proceedings (including outside counsel fees), as we incur additional legal costs, the cash available for other parts of our business may decrease. In addition, litigation could lead to counterclaims, adverse rulings affecting our patents, and could harm our relationship with our customers and potential customers, who may postpone licensing decisions pending the outcome of the litigation or dispute, or who may choose not to adopt our technologies. Although protecting our intellectual property is a fundamental part of our business, at times, our legal proceedings have diverted, and could continue to divert, the efforts and attention of some of our key management and personnel away from our licensing transactions and other aspects of our business. As a result, until such time as it is resolved or concluded, litigation, arbitration and administrative proceedings could cause our technology to be perceived as less valuable in the marketplace, which could reduce our sales and adversely affect our business. Further, any unfavorable outcome could adversely affect our business. For additional background on our litigation, please see Part I Item 3 Legal Proceedings. The terms in our agreements may be construed by our licensees in a manner that is inconsistent with the rights that we have granted to other licensees or in a manner that may require us to incur substantial costs to resolve conflicts over license terms. In order to generate revenues from our patent and other technology licensing business, we regularly enter into agreements pursuant to which our licensees are granted certain rights to our patents and other technology. These rights vary in scope and nature depending on the customer: for example, we may grant a licensee the right to use our technology in certain fields of use or with respect to limited market sectors or product categories, and we may or may not grant a licensee exclusive rights or sublicensing rights. We refer to the license terms and restrictions in our agreements, including, but not limited to, field of use definitions, market sector, and product category definitions, collectively, as “License Provisions”. Due to the continuing evolution of market sectors, product categories, and business models and to the compromises inherent in the drafting and negotiation of License Provisions, our licensees may interpret License Provisions in their agreements in a way that is different from our interpretation of such License Provisions or in a way that is inconsistent with the rights that we have granted to other licensees. Such conflicting interpretations by our licensees may lead to claims that we have granted rights to one licensee that are inconsistent with the rights that we have granted to another licensee or that create a dispute as to which products are covered by the license and are thus subject to a royalty payment. For example, on August 3, 2021, we filed an arbitration demand with the American Arbitration Association against Marquardt GmbH ("Marquardt"), one of our licensees in the automotive market. While this matter is resolved, we may become involved in similar disputes in the future. For additional background on our litigation, please see Part I Item 3 Legal Proceedings. Many of our customers report royalties to us based on (i) the number of products in their shipments that incorporate our patented technology or other technology or (ii) our customers’ revenues and their interpretation and allocation of contracted royalty rates. When assessing payments due by customers under these types of arrangements, we rely upon the accuracy of our customers’ recordkeeping and reporting, and inaccuracies or payment disputes regarding amounts our customers owe under their licensing agreements may negatively impact our results of operations. The royalties that are originally reported by a customer could differ materially from those determined by either a customer-self-reported correction or from an audit we have performed on a customer’s books and records. Differing interpretations of royalty calculations may also cause disagreements during customer audits, may lead to claims or litigation, and may have an adverse effect on the results of our operations. Further, although our agreements generally give us the right to audit books and records of our licensees, audits can be expensive and time consuming and may not be cost-justified based on our understanding of our licensees’ businesses. Pursuant to our license compliance program, we audit certain licensees to review the accuracy of the information contained in their royalty Table of Contents 16 reports in an effort to decrease the risk of our not receiving royalty revenues to which we are entitled, but we cannot give assurances that such audits will be effective. In addition, after we enter into an agreement, it is possible that markets and/or products that incorporate our patented technology or other technology, or legal and/or regulatory environments, will evolve in an unexpected manner that could affect the scope of our rights to royalties under such agreement or another one of our licensing agreements or our ability to enforce and defend the technology covered by such agreement or another one of our licensing agreements. As a result, in any agreement, we may have granted rights that will preclude or restrict our exploitation of new opportunities that arise after the execution of the agreement. Our licenses with semiconductor and actuator manufacturers may cause confusion as to our licensing model and may prevent us from enforcing our patents based on the patent exhaustion doctrine, the implied license doctrine, or other legal doctrines. We also license our software and/or patents to semiconductor and actuator manufacturers who incorporate our technologies into their integrated circuits or actuators for use in certain electronic devices. While our relationships with these manufacturers increase our distribution channels by leveraging their sales channels, this could introduce confusion into our licensing model which has traditionally been focused on licensing the OEM. In addition, licensing to semiconductor and actuator manufacturers increases the risk of patent exhaustion and implied licenses such that incorrectly structured licenses could negatively impact our business and financial results. Potential patent and litigation reform legislation, potential United States Patent and Trademark Office (“USPTO”) and international patent rule changes, potential legislation affecting mechanisms for patent enforcement and available remedies, and potential changes to the intellectual property rights policies of worldwide standards bodies, as well as rulings in legal proceedings may affect our investments in research and development and our strategies for patent prosecution, licensing and enforcement and could have a material adverse effect on our licensing business as well as our business as a whole. Potential changes to certain U.S. and international patent laws, rules and regulations may occur in the future, some or all of which may affect our research and development investments, patent prosecution costs, the scope of future patent coverage we secure, remedies that we may be entitled to in patent litigation, and attorneys’ fees or other remedies that could be sought against us, and may require us to reevaluate and modify our research and development activities and patent prosecution, licensing and enforcement strategies. Similarly, legislation designed to reduce the jurisdiction and remedial authority of the United States International Trade Commission (the “USITC”) has periodically been introduced in Congress. Any potential changes in the law, the IP rights policies of standards bodies or other developments that reduce the number of forums available or the type of relief available in such forums (such as injunctive relief), restrict permissible licensing practices (such as our ability to license on a worldwide portfolio basis) or that otherwise cause us to seek alternative forums (such as arbitration or state court), could make it more difficult for us to enforce our patents, whether in adversarial proceedings or in negotiations. Because we have historically depended on the availability of certain forms of legal process to (i) enforce our patents and (ii) obtain fair and adequate compensation for our investments in research and development and for the unauthorized use of our intellectual property, developments in law and/or policy that undermine our ability to do so could have a negative impact on future licensing efforts and on revenue derived from such efforts. Rulings of courts and administrative bodies may affect our strategies for patent prosecution, licensing and enforcement. For example, in recent years, the USITC and U.S. courts, including the U.S. Supreme Court and the U.S. Court of Appeals for the Federal Circuit have taken actions that have been viewed as unfavorable to patentees. Decisions that occur in U.S. or in international forums may change the law applicable to various patent law issues, such as with respect to, patentability, validity, patent exhaustion, patent misuse, remedies, permissible licensing practices, claim construction, and damages in ways that could be detrimental to our ability to enforce patents in our IP portfolio and to obtain damages awards. We continue to monitor and evaluate our strategies for prosecution, licensing and enforcement with regard to these developments in law and policy; however, any resulting change in such strategies could have a material adverse effect on our business and financial condition. Table of Contents 17

If we are not able to attract, recruit and retain qualified personnel, we may not be able to effectively develop and deploy our technologies. Our technologies are complex, and we rely upon our employees to identify new sales and business development opportunities, support and maintain positive relationships with our licensees, enhance existing technologies, and develop new technologies. Accordingly, we need to be able to attract, recruit, integrate, and retain sales, support, marketing, and research and development personnel, including individuals highly specialized in patent licensing and engineering in order to develop and deploy our technologies and to sustain revenue growth. Competition for talented candidates is intense, especially for individuals with patent licensing, engineering and haptics expertise, and we may not be successful in attracting, integrating, and continuing to motivate such qualified personnel. In this competitive recruiting environment, especially when hiring in Montreal, Canada, and other geographical regions that have higher costs of living, our compensation packages need to be attractive to the candidates we recruit. However, given the negative effects that COVID-19 may have on our business as well as potential volatility in our quarterly revenues, it could be difficult to craft compensation plans that will attract and retain salespeople with the skills to secure complex licensing arrangements. In Montreal, Canada, and other geographical regions, candidates and employees view the stock component of compensation as an important factor in deciding both whether to accept an employment opportunity as well as whether to remain in a position at a company. Even if we are able to present robust compensation packages that enable us to attract and recruit new candidates for hire, we may not be able to retain our current executive officers and key employees if the structure of their compensation packages does not provide incentives for them to remain employed by us. We have experienced turnover in our senior management and our employee base, which could result in operational and administrative inefficiencies and could hinder the execution of our growth strategy. We have experienced turnover in our senior management. For example, in August 2021, Jared Smith resigned as Interim Chief Executive Officer and Francis Jose, who had replaced Mike Okada as General Counsel in May 2021, was appointed the Chief Executive Officer. In addition, in December 2021, William Martin was appointed as Chief Strategy Officer, and in January 2023, Eric Singer was appointed as President and Chief Executive Officer, and Francis Jose returned to the position of General Counsel. Lack of management continuity could harm our customer relationships, adversely affect our ability to successfully execute our growth strategy, result in operational and administrative inefficiencies and added costs, and could impede our ability to recruit new talented individuals to senior management positions. All or any of these could adversely impact the results of operations and stock price. Our success largely depends on our ability to integrate any new senior management within our organization in order to achieve our operating objectives, and changes in other key positions may affect our financial performance and results of operations as new members of management become familiar with our business. General employee turnover also presents the risks discussed in this paragraph. We had an accumulated deficit of $70.0 million as of December 31, 2022, and we may not maintain consistent profitability in the future. As of December 31, 2022, we had an accumulated deficit of $70.0 million. We need to generate significant ongoing revenues to maintain consistent profitability. Among other ongoing expenses, we may continue to incur expenses related to: • sales and marketing efforts; • research and development activities; • the protection and enforcement of our IP; and • litigation. If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, we may not maintain profitability. We may incur greater tax liability than we have provided for or have anticipated and may incur additional tax liability due to certain indemnification agreements with certain licensees, which could adversely affect our financial condition and operating results. We began a reorganization of our corporate organization in 2019 in order to address changing international tax laws and to re-align our corporate structure with the evolving nature of our international business activities. As a result of this Table of Contents 18 reorganization, we have maintained our overall effective tax rate through changes in how we develop and use our intellectual property and changes in the structure of our international sales operations, including by entering into intercompany arrangements. There can be no assurance that the taxing authorities of the jurisdictions in which we operate or to which we are otherwise deemed to have sufficient tax nexus will not challenge the restructuring or the tax position that we take. Our tax rate is dependent on our ability to operate our business in a manner consistent with the reorganization of our corporate organization and applicable tax provisions, as well as on our achieving our forecasted revenue growth rates. If the intended tax treatment is not accepted by the applicable taxing authorities, changes in tax law negatively impact the structure, or we do not operate our business consistent with the intended reorganization and applicable tax provisions, we may fail to achieve the financial efficiencies that we anticipate as a result of the reorganization and our future operating results and financial condition may be negatively impacted. In addition, future changes to U.S. or non-U.S. tax laws, including legislation to reform U.S. or other countries’ taxation of the organization. Additionally, from time to time, we enter into license agreements with our licensees pursuant to which we may agree to indemnify a customer for certain taxes imposed on the customer by an applicable tax authority and related expense. We have received requests from certain licensees requesting that we reimburse them for certain tax liabilities. For example, on April 28, 2017, we received a letter from Samsung requesting that we reimburse Samsung with respect to withholding tax and penalties imposed on Samsung by the Korean tax authorities as a result of its determination that withholding taxes should have been withheld from certain payments made from Samsung to Immersion Software Ireland Limited, a request that was arbitrated by a panel of the International Chamber of Commerce. On March 27, 2019, the panel issued a final award. The award ordered us to pay Samsung KRW 7,841,324,165 (approximately $6.9 million as of March 31, 2019), which we paid on April 22, 2019, denied Samsung’s claim for interest from and after May 2, 2017; and ordered us to pay Samsung’s cost of the arbitration in the amount of approximately $871,454. In the first quarter of 2019, $6.9 million was recorded as a deposit included in Long-term deposits on our Consolidated Balance Sheets. For additional background on this matter, please see Part I, Item 3 Legal Proceedings. On October 16, 2017, we received a letter from LGE requesting that we reimburse LGE with respect to withholding tax imposed on LGE by the Korean tax authorities following an investigation where the tax authority determined that LGE failed to withhold on LGE’s royalty payments to Immersion Software Ireland from 2012 to 2014. Pursuant to an agreement reached with LGE, on April 8, 2020, we provided a provisional deposit to LGE in the amount of KRW 5,916,845,454 (approximately $5.0 million) representing the amount of such withholding tax that was imposed on LGE, which provisional deposit would be returned to us to the extent we ultimately prevail in the appeal in the Korea courts. In the second quarter of 2020, we recorded this deposit as Long-term deposits on our Consolidated Balance Sheets. On November 3, 2017, on behalf of LGE, we filed an appeal with the Korea Tax Tribunal regarding their findings with respect to the withholding taxes. The Korea Tax Tribunal hearing took place on March 5, 2019. On March 19, 2019, the Korea Tax Tribunal issued its ruling in which it decided not to accept our arguments with respect to the Korean tax authorities’ assessment of withholding tax and penalties imposed on LGE. On behalf of LGE, we filed an appeal with the Korea Administrative Court on June 10, 2019. For additional background on this matter, please see Part I, Item 3 Legal Proceedings. Based on the developments in these cases, we regularly reassess the likelihood that we will prevail in the claims from the Korean tax authorities with respect to the LGE case. To the extent that we determine that it is more likely than not that we will prevail against the claims from the Korean tax authorities, then no additional tax expense is provided for in our Consolidated Statements of Income and Comprehensive Income. If we determine that it is more likely than not that we will not prevail against the claims from the Korean tax authorities, or a portion thereof, then we would estimate the anticipated additional tax expense associated with that outcome and record it as additional income tax expense in our Consolidated Statements of Income and Comprehensive Income in the period of the new determination. If the additional income tax expense was related to the periods assessed by Korean tax authorities and for which we recorded a Long-term deposit on our Consolidated Balance Sheets, then the additional income tax expense would be recorded as an impairment to the Long-term deposit. If the additional income tax expense was not related to the periods assessed by Korean tax authorities and for a which we recorded a Long-term deposit on our Consolidated Balance Sheets, then the additional income tax expense would be accrued as Other current liabilities. To the extent that we do not ultimately prevail in our appeal in the Korean courts with respect to the LGE case, the applicable deposits included in Long-term deposits would be recorded as additional income tax expense on our Consolidated Statements of Income and Comprehensive Income, in the period in which we do not ultimately prevail. In the event that it is determined that we are obligated to further indemnify Samsung and/or LGE for withholding taxes imposed by the Korean tax authorities, receive further requests for reimbursement of tax liabilities from other licensees, we could incur significant expenses. Table of Contents 19

Our international operations subject us to additional risks and costs. We currently have sales personnel and other personnel in Canada, the United Kingdom and Japan who may engage in various activities, including engaging our customers and prospective customers outside of the United States. International revenues accounted for approximately 72% of our total revenues in 2022. International operations are subject to a number of difficulties, risks, and special costs, including: • compliance with multiple, conflicting and changing governmental laws and regulations; • laws and business practices favoring local competitors; • foreign exchange and currency risks; • changing import and export restrictions, duties, tariffs, quotas and other barriers; • difficulties staffing and managing foreign operations; • business risks, including fluctuations in demand for our technologies and products and the cost and effort to conduct international operations and travel abroad to promote international distribution and overall global economic conditions; • multiple conflicting and changing tax laws and regulations; • political and economic instability; • the possibility of an outbreak of hostilities or unrest in markets where major customers are located, including Korea; • potential economic disruption based on the United Kingdom’s recent withdrawal from the European Union, commonly referred to as Brexit; and • the possibility of volatility in financial markets as certain market participants transition away from the London Inter- bank Offered Rate (LIBOR). In addition, since we derive a significant portion of our revenues from licenses and royalties from our haptic patents in foreign countries, our ability to maintain and grow our revenue in foreign countries, such as China, will depend in part on our ability to obtain additional patent rights in these countries and our ability to effectively enforce such patents and contractual rights in these countries, which is uncertain. Our technology licenses with customers in foreign countries subject us to an increased risk of theft of our technology. It may be more difficult for us to protect our IP in foreign countries, and as a result foreign counterparties may be more likely to steal our know-how, reverse engineer our software, or infringe our patents. Our failure to comply with complex U.S. and foreign laws and regulations could have a material adverse effect on our operations. We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) and other anticorruption, anti-bribery and anti-money laundering laws in the jurisdictions in which we do business, both domestic and abroad. These laws generally prohibit us and our employees from improperly influencing government officials in order to obtain or retain business, direct business to any person or gain any improper advantage. The FCPA and other applicable anti-bribery and anti-corruption laws also may hold us liable for acts of corruption and bribery committed by our third-party business partners, representatives and agents. While we have policies and procedures to address compliance with such laws, we cannot assure you that our employees and agents will not take actions in violation of our policies or applicable law, for which we may be ultimately held responsible and our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions. Any violation of such laws could result in whistleblower complaints, adverse media coverage, investigations, imposition of significant legal fees, and other consequences which may have an adverse effect on our reputation, business, results of operations and financial condition. Our international operations could also increase our exposure to foreign and international laws and regulations. If we cannot comply with foreign laws and regulations, which are often complex and subject to variation, differing or inconsistent government interpretation, and unexpected changes, we could incur unexpected costs and potential litigation. For example, the governments of foreign countries might attempt to regulate our products or levy sales or other taxes relating to our activities. In addition, foreign countries may impose tariffs, duties, price controls, or other restrictions on foreign currencies or trade barriers, Table of Contents 20 any of which could make it more difficult for us to conduct our business internationally. Our international operations could also increase our exposure to complex international tax rules and regulations. Changes in, or interpretations of, tax rules and regulations may adversely affect our income tax provision. In addition, our operations outside the United States may be affected by changes in trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment, including the U.S. Foreign Corrupt Practices Act and local laws prohibiting corrupt payments by our employees, vendors, or agents. Our sales to customers or sales by our customers to their end customers in some areas outside the United States could be subject to government export regulations or restrictions that prohibit us or our licensees from selling to customers in some countries or that require us or our licensees to obtain licenses or approvals to export such products internationally. Delays or denial of the grant of any required license or approval, or changes to the regulations, could make it difficult or impossible to make sales to foreign customers in some countries and could adversely affect our revenue. In addition, we could be subject to fines and penalties for violation of these export regulations if we were found in violation. Such violation could result in penalties, including prohibiting us from exporting our products to one or more countries, and could materially and adversely affect our business. We may not be able to continue to innovate in the gaming market or continue to derive significant revenues from third party gaming peripheral makers for video gaming platforms. To remain competitive in the gaming market, we must continue to introduce new haptic patents in a timely manner and the market must adopt such technology. As part of our continuing efforts to bring new advanced haptic technologies to the gaming market, we seek to engage with third party gaming peripheral makers to utilize our advanced haptic technologies and expand the use of haptics across the gaming market. If our engagement efforts are not successful or are significantly delayed, we may be unsuccessful in our innovation efforts in the gaming market, which could have an adverse effect on our revenues. In addition, while Microsoft, Sony, and Nintendo are among our licensees in the gaming market, a significant portion of our gaming royalty revenues comes from third-party peripheral makers who make licensed gaming products designed for use with popular video game console systems from such video game console makers. Video game console systems are closed, proprietary systems, and video game console system makers typically impose certain requirements or restrictions on third-party peripheral makers who wish to make peripherals that will be compatible with a particular video game console system. If third- party peripheral makers cannot or are not allowed to satisfy these requirements or restrictions, our gaming royalty revenues could be significantly reduced. Furthermore, should a significant video game console maker choose to omit touch-enabling capabilities from its console systems or restrict or impede the ability of third parties to make touch-enabling peripherals, it could lead our gaming licensees to stop making products with touch-enabling capabilities, thereby significantly reducing our gaming royalty revenues. Also, if the video game industry changes such that mobile or other platforms increase in popularity at the expense of traditional video game consoles, our gaming royalty revenues could be substantially reduced if we are unable to enter into replacement arrangements enabling us to license our software, patents, or other IP in connection with gaming on such mobile or other platforms. Although we have a significant software and patent position with respect to virtual reality (or VR) peripherals and systems, the market may not become large enough to generate material revenues. Finally, as some of our litigated patents related to video game peripherals have expired, our gaming royalty revenues will likely decline until we are successful in proving the relevance of our patents for this market. Because we have a fixed payment license with Microsoft, our royalty revenue from licensing in the gaming market and other consumer markets has previously declined and may further do so if Microsoft increases its volume of sales of touch- enabled products at the expense of our other licensees. Under the terms of our present agreement with Microsoft, Microsoft receives a royalty-free, perpetual, irrevocable license (including sublicense rights) to our worldwide portfolio of patents. This license permits Microsoft to make, use, and sell hardware, software, and services, excluding specified products, covered by our patents. We will not receive any further revenues or royalties from Microsoft under our current agreement with Microsoft, including with respect to Microsoft’s Xbox Series X gaming product or any other haptic-related product that Microsoft produces or sells. Microsoft has a significant share of the market for touch-enabled console gaming computer peripherals and is pursuing other consumer markets such as mobile devices, tablets, personal computers, and VR and augmented reality (or AR). Microsoft has significantly greater financial, sales, and marketing resources, as well as greater name recognition and a larger customer base than some of our other licensees from whom, unlike with respect to Microsoft, we are able to collect royalty payments. In the event that Microsoft increases its share of these markets relative to companies from whom we are not precluded from collecting royalty payments, our royalty revenue from other licensees in these market segments may decline. Table of Contents 21

Automobiles incorporating our touch-enabling technologies are subject to lengthy product development periods, making it difficult to predict when and whether we will receive royalties for these product types. The product development process for automobiles is very lengthy, sometimes longer than four years. We may not earn royalty revenue on our automotive device technologies unless and until products featuring our technologies are shipped to customers, which may not occur until several years after we enter into an agreement with a manufacturer or a supplier to a manufacturer. Throughout the product development process, we face the risk that a manufacturer or supplier may delay the incorporation of, or choose not to incorporate, our technologies into its products, making it difficult for us to predict the royalties we may receive, if any. After the product launches, our royalties still depend on market acceptance of the vehicle, or the option packages if our technology is an option (for example, a navigation unit), which is likely to be determined by many factors beyond our control. Further, our revenues in the automotive market depend in large part on the number of haptic touch interfaces that are incorporated into vehicles. The COVID-19 pandemic, its resulting economic and other impacts, and component shortages, such as semiconductor shortages, have caused and may in the future cause significant adverse effects on our customers’ ability to manufacture, distribute and sell products incorporating our touch-enabling technologies. While we believe that the automotive market provides opportunities for growth for us, especially if haptic touch interfaces are adopted in more mid-tier and entry-tier vehicles, we are unable to accurately predict the full impact that COVID-19 will have on the number of vehicles sold by our customers that incorporate haptic touch interfaces. However, if such opportunities fail to materialize and/or if less haptic touch interfaces are sold in the future, it may have a material and adverse effect on our business, financial position, results of operations or cash flows. Our inability to control or influence our licensees’ design, manufacturing, quality control, promotion, distribution, or pricing of their products incorporating our touch-enabling technologies could result in diminished royalty revenue if our licensees’ efforts fail to generate consumer demand. A key part of our business strategy is to license our software and patents (and other IP) to companies that manufacture and sell products incorporating our touch-enabling technologies. In each of the years ended December 31, 2022 and 2021, 99% of our total revenues were royalty and license revenues. We do not control or influence the design, manufacture, quality control, promotion, distribution or pricing of products that are manufactured and sold by our licensees, nor can we control consolidation within an industry which could either reduce the number of licensable products available or reduce royalty rates for the combined licensees. In addition, we generally do not have commitments from our licensees that they will continue to use our technologies in current or future products. As a result, products incorporating our technologies may not be brought to market, achieve commercial acceptance or otherwise generate meaningful royalty revenue for us. For us to generate royalty and license revenue, licensees that pay us per-unit royalties must manufacture and distribute products incorporating our touch-enabling technologies in a timely fashion and generate consumer demand through marketing and other promotional activities. If our licensees’ products fail to achieve commercial success, or if their products are recalled because of quality control problems or if they do not timely ship products incorporating our touch-enabling technologies or fail to achieve strong sales, our revenues could decline. The rejection of our haptic technology by standards-setting organizations, or failure of the standards-setting organization to develop timely commercially viable standards may negatively impact our business. As part of our growth plan, we may participate in standards-setting organizations. The rejection of our haptic technology or failure of the standards-setting organizations to develop timely commercially viable standards may negatively impact our business and financial results. Our business may suffer if third parties assert that we violate their IP rights. Third parties have previously claimed and may in the future claim that we or our customers are infringing upon their IP rights. Even if we believe that such claims are without merit or that we are not responsible for them under the indemnification or other terms of our customer license agreements, such claims can be time-consuming and costly to defend against and may divert management’s attention and resources away from our business. Furthermore, third parties making such claims may be able to obtain injunctive or other equitable relief that could block our ability to further develop or commercialize some or all of our software technologies or services in the United States and abroad. Claims of IP infringement also might require us to enter into costly settlement or license agreements or pay costly damage awards. Even if we have an agreement that provides for a third party to indemnify us against such costs, the indemnifying party may be unable or unwilling to fulfil its contractual obligations. Table of Contents 22

We may license some technologies from third parties and in doing so, we must rely upon the owners of these technologies for information on the origin and ownership of the technologies. As a result, our exposure to infringement claims may increase if the owners misrepresent, intentionally or unintentionally, the scope or validity of their ownership. We generally obtain representations as to the origin and ownership of acquired or licensed technologies and indemnification to cover any breach of these representations. However, representations may not be accurate, and indemnification may not provide adequate compensation for breach of the representations. If we cannot or do not license the infringed IP at all or on reasonable terms, or substitute similar technology from another source, our business, financial position, results of operations or cash flows could suffer. Our business and operations could suffer in the event of any actual or perceived security breaches. Our business involves the storage and transmission of customers’ proprietary and confidential information, including information that may be personal information, and other data. In addition, we collect, use and maintain our own confidential and proprietary business information, including information that may be personal information, and maintain intellectual property internally on our systems. Computer malware, ransomware, cyberattacks and other threats and methods used to gain unauthorized access to our information technology networks and systems have become more prevalent and sophisticated. These threats and attempts, which may be related to industrial or other espionage, could include covertly introducing malware such as viruses, worms and other malicious software programs to our computers and networks, impersonating authorized users, and fraudulently inducing employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our data or our customers’ data, among other possible methods of security breach. These threats are constantly evolving, making it increasingly difficult to successfully defend against them or implement adequate protective measures. Because the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. There can be no assurance that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats. Our security measures or those of our third-party service providers could fail, whether as a result of third-party action, employee error, malfeasance or otherwise, and could result in unauthorized access to or use of our systems or unauthorized, accidental, or unlawful access to, or disclosure, modification, misuse, loss or destruction of, our intellectual property and data and data of our customers. In addition, our customers may authorize third party technology providers to access their customer data. Because we do not control the transmissions between our customers and third-party technology providers or the processing of such data by third- party technology providers, we cannot ensure the integrity or security of such transmissions or processing. We might be unaware of any actual or potential security breach or be delayed in detecting a security breach, or, even if we are able to identify a breach, we may be unaware of its magnitude and effects. Actual or perceived security breaches could result in unauthorized use of or access to our systems, system interruptions or shutdowns, unauthorized, accidental, or unlawful access to, or disclosure, modification, misuse, loss or destruction of, our or our customers’ data or intellectual property, may lead to litigation, indemnity obligations, regulatory investigations and other proceedings, severe reputational damage adversely affecting customer or investor confidence and causing damage to our brand, indemnity obligations, disruption to our operations, damages for contract breach, and other liability, reduction in the value of our investment in research and development and other strategic initiatives, and adverse effects upon our revenues and operating results. Additionally, our service providers may suffer, or be perceived to suffer, data security breaches or other incidents that may compromise data stored or processed for us that may give rise to any of the foregoing. More generally, any of the foregoing types of security breaches, or the perception that any of them have occurred, may lead to the expenditure of significant financial and other resources in efforts to investigate or correct a breach or incident and to address and eliminate vulnerabilities and to prevent future security breaches, as well as significant costs for remediation that may include liability for stolen intellectual property or other assets or information and repair of system damage that may have been caused, incentives offered to customers in an effort to maintain business relationships, and other liabilities. We have incurred and expect to incur significant expenses in an effort to prevent security breaches and other security incidents. We cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation. Table of Contents 23

If we are unable to develop open source compliant products, our ability to license our technologies and generate revenues may be impaired. We have seen, and believe that we will continue to see, an increase in customers requesting that we develop products that will operate in an “open source” environment. Developing open source compliant products without imperiling the IP rights upon which our licensing business depends may prove difficult under certain circumstances, thereby placing us at a competitive disadvantage for new product designs. Already, some of our proprietary technologies incorporate open source software that may be subject to open source licenses, which licenses may require that source code subject to the license be released or made available to the public. Such open source licenses may mandate that software developed based on source code that is subject to the open source license, or combined in specific ways with such open source software, becomes subject to the open source license. We take steps to ensure that proprietary software we do not wish to disclose is not combined with, or does not incorporate, open source software in ways that would require such proprietary software to be subject to an open source license. However, there is currently uncertainty in the legal landscape around open source software, as few courts have interpreted open source licenses, and the manner in which these licenses may be legally interpreted and enforced is therefore not yet clear. We often take steps to disclose source code for which disclosure is required under an open source license, but it is possible that we have made or will make mistakes in doing so, which could negatively impact our brand or the adoption of our products by our customers or prospective customers or could expose us to additional liability. In addition, we rely on multiple software programmers to design our proprietary products and technologies and we cannot be certain that open source software is not inadvertently incorporated into products and technologies we intend to keep proprietary. In the event that portions of our proprietary technology are determined to be subject to an open source license, or are intentionally released under an open source license, we could be required to publicly release the relevant portions of our source code, which could reduce or eliminate our ability to commercialize our products and technologies. As a result, our revenues may not grow and could decline. Our business depends in part on access to third-party platforms and technologies. If such access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies change, our business and operating results could be adversely affected. Many of our current and future technologies are designed for use with third-party platforms and technologies. Our business relies on our access to these platforms and technologies of third parties, which can be withdrawn, denied or not be available on terms acceptable to us. Our access to third-party platforms and technologies may require paying royalties or other amounts, which lowers our margins, or may otherwise be on terms that are not acceptable to us. In addition, the third-party platforms or technologies used to interact with our software technologies can be delayed in production or can change in ways that negatively impact the operation of our software. If we are unable to access third-party platforms or technologies, or if our access is withdrawn, denied, or is not available on terms acceptable to us, or if the platforms or technologies are delayed or change, our business and operating results could be adversely affected. The uncertain economic and political environment could reduce our revenues and could have an adverse effect on our financial condition and results of operations. The current global economic conditions and political climate could materially hurt our business in a number of ways, including longer sales and renewal cycles, exchange rate volatility, delays in adoption of our products or technologies or those of our customers, increased risk of competition, higher taxes and tariffs on goods incorporating out technologies, higher overhead costs as a percentage of revenue, delays in signing or failing to sign customer agreements or signing customer agreements with reduced royalty rates. In addition, our customers, potential customers, and business partners would likely face similar challenges, which could materially and adversely affect the level of business they conduct with us or the sales volume of products that include our technology. Our technologies are complex and may contain undetected errors, which could harm our reputation and future sales. Any failure to provide high quality and reliable technologies, whether caused by our own failure or failures of our suppliers or customers, could damage our reputation and reduce demand for our technologies. Our technologies have in the past Table of Contents 24 contained, and may in the future contain, undetected errors or defects. These errors or defects may increase as our technologies are introduced into new devices, markets and applications, including the automotive market and the sexual wellness market, or as new versions are released. Some errors in our technologies may only be discovered after a customer’s product incorporating our technologies has been shipped to customers. Undiscovered vulnerabilities in our technologies or products could expose our customers to hackers or other unscrupulous third parties who develop and deploy viruses, worms and other malicious software programs that could attach to our products or technologies. Any errors or defects discovered in our technologies after commercial release could result in product recalls, loss of revenue, loss of customers, and increased service and warranty costs, any of which could adversely affect our business. If we fail to adequately protect personal information or other information we process or maintain, our business, financial condition and operating results could be adversely affected. A wide variety of state, national, and international laws and regulations apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data and other information. Evolving and changing definitions of personal data and personal information within the European Union (“EU”), the U.S., and elsewhere, especially relating to classification of IP addresses, machine identification, location data and other information, may limit or inhibit our ability to operate or expand our business. For example, it may be more difficult for us to share data with commercial partners, conduct research, or market to customers. Heightened compliance requirements may lead to increased administrative expenses. Data protection and privacy- related laws and regulations are evolving and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. For example, the EU General Data Protection Regulation (“GDPR”), which became fully effective on May 25, 2018, imposes more stringent data protection requirements than previously effective EU data protection law and provides for penalties for noncompliance of up to the greater of €20 million or four percent of worldwide annual revenues. The GDPR requires, among other things, that personal data only be transferred outside of the European Economic Area (“EEA”) to certain jurisdictions, including the United States, if steps are taken to legitimize those data transfers. We rely on the Swiss-U.S. Privacy Shield programs, and the use of Standard Contractual Clauses (“SCCs”) approved by the EU Commission, to legitimize these transfers. Previously, we relied on the EU-U.S. Privacy Shield framework to legitimize transfers of personal data from the EEA to the United States. However, on July 16, 2020, the Court of Justice of the European Union (“CJEU”) invalidated Decision 2016/1250 on the adequacy of the protection provided by the EU-U.S. Privacy Shield Framework. This decision may increase our costs and limit our ability to process personal data from the European Union. The same decision also cast doubt on the ability to use one of the primary alternatives to the Privacy Shield, namely, SCCs, to lawfully transfer personal data from Europe to the United States and most other countries. At present, there are few if any viable alternatives to the Privacy Shield and the SCCs. This CJEU decision or other legal challenges relating to cross-border data transfer may serve as a basis for our personal data handling practices to be challenged and may otherwise adversely impact our business, financial condition and operating results. Further, in June 2016, the United Kingdom voted to leave the European Union, commonly referred to as “Brexit,” and on January 31, 2020, the United Kingdom ceased to be an EU Member State. The UK Data Protection Act that substantially implements the GDPR became law in May 2018 and was further amended to more closely align to GDPR post-Brexit. It remains unclear, however, how United Kingdom data protection laws or regulations will develop in the medium to longer term and how data transfers to and from the United Kingdom will be regulated. In addition, some countries are considering or have enacted legislation requiring local storage and processing of data that could increase the cost and complexity of delivering our services or performing research related to our technology. In 2018, California enacted the California Consumer Privacy Act (“CCPA”), legislation that, among other things, requires covered companies to provide new disclosures to California consumers and affords such consumers new abilities to opt-out of certain sales of personal information. The CCPA has been amended on multiple occasions and is the subject of proposed regulations of the California Attorney General that were released on October 10, 2019. While the CCPA went into effect on January 1, 2020, aspects of the legislation and its interpretation remain unclear at this time. We therefore cannot fully predict the impact of the CCPA on our business or operations, but it may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Other privacy bills have been introduced at both the state and federal levels, and certain international territories are also imposing new or expanded privacy obligations. In addition, ballot initiatives may also impose new or expanded privacy obligations. For example, on November 3, 2020, California voters passed Proposition 24, also known as the California Privacy Rights and Enforcement Act of 2020, a November 2020 ballot measure that, among other effects, expanded or amended the provisions of the CCPA, allowed consumers to direct businesses to not share their personal information, removed the time period in which businesses can fix Table of Contents 25 violations before being penalized, and created the California Privacy Protection Agency to enforce the state’s consumer data privacy laws. Even the perception of privacy, data protection or information security concerns, whether or not valid, may harm our reputation, inhibit adoption of our products by current and future customers, or adversely impact our ability to hire and retain workforce talent. Our actual or perceived failure to adequately comply with applicable laws and regulations, or to protect personal data and other data we process or maintain, could result in regulatory investigations and enforcement actions against us, fines, penalties and other liabilities, imprisonment of company officials and public censure, claims for damages by customers and other affected individuals, required efforts to mitigate or otherwise respond to incidents, litigation, damage to our reputation and loss of goodwill (both in relation to existing customers and prospective customers), any of which could have a material adverse effect on our operations, financial performance and business. If we fail to establish and maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our consolidated operating results, our ability to operate our business and our stock price. Pursuant to the Sarbanes-Oxley Act of 2002, we are required to maintain internal control over financial reporting and to assess and report on the effectiveness of our internal controls, including the disclosure of any material weaknesses that our management identifies in our internal control over financial reporting. Our management concluded that our internal control over financial reporting was effective as of December 31, 2022. However, we have in the past had material weaknesses in our internal control over financial reporting, and there are inherent limitations on the effectiveness of internal controls. We do not expect that our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met; no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company will have been detected. Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Any delay or failure on our part to remedy identified material weaknesses or any additional delays or errors in our financial reporting controls or procedures could cause our financial reporting to be unreliable, could have a material adverse effect on our business, results of operations, or financial condition, and could have a substantial adverse impact on the trading price of our common stock. Increasing attention on environmental, social and governance (ESG) matters may have a negative impact on our business, impose additional costs on us, and expose us to additional risks. Companies are facing increasing attention from investors, customers, partners, consumers and other stakeholders relating to ESG matters, including environmental stewardship, social responsibility, diversity and inclusion, racial justice and workplace conduct. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to negative investor sentiment toward the Company, which could have a negative impact on our stock price and our access to and costs of capital. We have established corporate social responsibility programs aligned with sound environmental, social and governance principles. These programs reflect our current initiatives, and are not guarantees that we will be able to achieve them. Our ability to successfully execute these initiatives and accurately report our progress presents numerous operational, financial, legal, reputational and other risks, many of which are outside our control, and all of which could have a material negative impact on our business. Additionally, the implementation of these initiatives impose additional costs on us. If our ESG initiatives fail to satisfy investors, customers, partners and our other stakeholders, our reputation, our ability to license technology and sell services to customers, our ability to attract or retain employees, and our attractiveness as an investment, business partner or acquiror could be negatively impacted. Similarly, our failure or perceived failure to pursue or fulfill our goals, targets and objectives or to satisfy various reporting standards within the timelines we announce, or at all, could also have similar negative impacts and expose us to government enforcement actions and private litigation. Table of Contents 26

General Risk Factors: Investment Risks Our quarterly revenues and operating results are volatile, and if our future results are below the expectations of public market analysts or investors, the price of our common stock is likely to decline. Our revenues and operating results are likely to vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which could cause the price of our common stock to decline. These factors include: • the impact of COVID-19; • the impact of disruptions in the supply of electronic components (such as integrated circuits) that our customers incorporate into their products could reduce the amount of royalties that are payable to us; • the establishment or loss of licensing relationships; • the timing and recognition of payments under fixed and/or up-front fee license agreements, as well as other multi- element arrangements; • seasonality in the demand for our technologies or products or our licensees’ products; • the timing of our expenses, including costs related to litigation, stock-based awards, acquisitions of technologies, or businesses; • developments in and costs of pursuing or settling any pending litigation; • the timing of introductions and market acceptance of new technologies and products and product enhancements by us, our licensees, our competitors, or their competitors; • errors in our licensees’ royalty reports, and corrections and true-ups to royalty payments and royalty rates from prior periods. Our stock price may fluctuate regardless of our performance. Our stock price has experienced substantial price volatility in the past and may continue to do so in the future. Further, our business, the technology industry and the stock market as a whole have experienced extreme stock price and volume fluctuations that have affected stock prices in ways that may have been unrelated to corporate operating performance. For example, in 2020 as a result of macroeconomic conditions and the related impact of COVID-19, the stock market experienced wide fluctuations. In the past thirty-six months, our stock price has fluctuated from as low as $4.23 per share in March 2020 to a high of $16.64 in February 2021. This significant volatility may continue to occur in the future for reasons that are unrelated to our business or if our business experiences unexpected results. The market price of our common stock has been, and in the future could be, significantly affected by our operations as well such as: actual or anticipated fluctuations in operating results; announcements of technical innovations; announcements regarding litigation in which we are involved; the acquisition or loss of customers; changes by game console manufacturers to not include touch-enabling capabilities in their products; new products or new contracts; sales or the perception in the market of possible sales of large number of shares of our common stock by insiders or others; stock repurchase activity; sale of stock by the company, changes in securities analysts’ recommendations; personnel changes; changing circumstances regarding competitors or their customers; governmental regulatory action or inaction; developments with respect to patents or proprietary rights; inclusion in or exclusion from various stock indices; increased tariffs and international trade disputes; and general market conditions. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has been initiated against that company, which could lead to increased litigation costs and could adversely affect our operating results and our stock price. Future sales of our equity could result in significant dilution to our existing stockholders and depress the market price of our common stock. It is likely that we will need to seek additional capital in the future and from time to time. If this financing is obtained through the issuance of equity securities, debt convertible into equity securities, options or warrants to acquire equity securities Table of Contents 27 or similar instruments or securities, our existing stockholders will experience dilution in their ownership percentage upon the issuance, conversion or exercise of such securities and such dilution could be significant. Additionally, any new equity securities issued by us could have rights, preferences or privileges senior to those of our common stock. For example, on February 11, 2021, we entered into an equity distribution agreement with Craig-Hallum Capital Group LLC (“Craig-Hallum”), pursuant to which we were able to issue and sell shares of our common stock having an aggregate offering price of up to $50 million, from time to time, through an “at the market” equity offering program under which Craig- Hallum acted as sales agent. While we terminated the Equity Distribution Agreement on March 5, 2021, the issuance and sale of shares of our common stock pursuant to that “at the market” equity offering program has had a dilutive impact on our existing stockholders. On July 6, 2021, we entered into an equity distribution agreement with Craig-Hallum, pursuant to which we can to issue and sell shares of our common stock having an aggregate offering price of up to $60 million, from time to time, through an “at the market” equity offering program under which Craig-Hallum is acting as sales agent. The issuance and sale of shares of our common stock pursuant to this “at the market” equity offering program has and will continue to have a dilutive impact on our existing stockholders. Further, the issuance and sale of, or the perception that we may issue and sell, additional shares of common stock pursuant to future “at the market” equity offering programs or an additional private placement could have the effect of depressing the market price of our common stock or increasing the volatility thereof. Any issuance by us or sales of our securities by our security holders, including by any of our affiliates, or the perception that such issuances or sales could occur, could negatively impact the market price of our securities. We will have broad discretion as to the use of proceeds from the “at the market” offering that we announced in July 2021, and we may not use the proceeds effectively. We currently intend to use the net proceeds from our “at the market” offering announced in July 2021 for working capital and other general corporate purposes. We may also use a portion of the net proceeds from the offering to acquire or invest in businesses, assets or technologies. Accordingly, we will retain broad discretion over the use of proceeds. Pending application of the net proceeds as described above, we may, from time to time, invest in digital or alternative currencies such as bitcoin or other cryptocurrencies. We may also invest net proceeds in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. We could recognize losses with respect to the marketable securities in which we invest. Factors beyond our control can significantly influence the value of the marketable securities in which we invest, and can cause potential adverse changes to the value of these marketable securities. Relevant factors include, but are not limited to, fluctuations in market price, changes in our own analysis of the value of the security or instability in the financial markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer. Because of changing economic and market conditions and the financial condition of issuers of the marketable securities, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our financial condition and results of operations. Our investments are subject to risks relating to investments in commodities, futures, options and other derivatives, the prices of which are highly volatile and may be subject to substantial risk of loss (or cause us to be obligated to expend substantial amounts of cash to cover a position), including if we write options. Price movements of commodities, futures and options contracts are influenced by, among other things, interest rates, changing supply and demand relationships, trade, fiscal, monetary and exchange control programs and policies of governments and national and international political and economic events and policies. The value of futures and options also depends upon the price of the securities underlying them. If we determine to purchase digital or alternative currencies as part of our capital allocation and investment strategy, these investments would be less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents, and our financial results and the market price of our common stock may be affected by the price of these digital or alternative currencies. In the future, as part of our capital allocation and investment strategy, we may elect to purchase digital or alternative currencies such as bitcoin or other cryptocurrencies. The price of bitcoin and other cryptocurrencies has historically been subject to dramatic price fluctuations and is highly volatile. For example, the price of these digital or alternative currencies may Table of Contents 28 be influenced by regulatory, commercial and technical factors that are highly uncertain and unrelated to our business. Any decrease in the fair value of bitcoin or other cryptocurrencies we may purchase below our carrying value for such assets at any time would require us to incur an impairment charge, and such charge could be material to our financial results for the applicable reporting period, which may create significant volatility in our reported earnings and decrease the carrying value of our assets. Any decrease in reported earnings or increased volatility of such earnings due to impairment charges related to bitcoin or other cryptocurrency holdings could have a material adverse effect on the market price of our common stock. Any future changes in Generally Accepted Accounting Principles ("GAAP") that require us to change the manner in which we account for any bitcoins or other cryptocurrencies that we may purchase could have a material adverse effect on our financial results and the market price of our common stock. Historically, the digital or alternative currency markets has been characterized by more price volatility, less liquidity, and lower trading volumes compared to sovereign currencies markets, as well as relative anonymity, a developing regulatory landscape, susceptibility to market abuse and manipulation, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell any of these currencies that we hold at reasonable prices or at all. As a result, any digital or alternative currencies that we may purchase may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. If we are unable to sell any digital or alternative currencies that we hold, or if we are forced to sell any of these currencies that we may hold at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted. We may engage in the acquisition of other companies, investments, joint ventures and strategic alliances outside of our current line of business, which may have an adverse material effect on our existing business. We may engage in the acquisition of other companies, investments, joint ventures and strategic alliances outside of our current line of business to design and develop new technologies and products, to strengthen competitiveness by scaling up expanding our operations. Such transactions, especially in new lines of business, inherently involve risk due to the difficulties in integrating operations, technologies, products and personnel. Integration issues are complex, time-consuming and expensive and, without proper planning and implementation, may adversely affect our existing business. Furthermore, we may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to integration or restructuring of acquired businesses. In addition, we may make investments in companies outside our current line of business in an attempt to broaden our business opportunities. If we decide to make these investments, they may not provide a return or lead to an increase in our operating results, and we may not obtain the benefits of these investments that we intend to recognize when making them. There can be no assurance that these transactions, if pursued or made, will be beneficial to our business or financial condition. Any stock repurchase program could affect our stock price and add volatility. We have established stock repurchase programs in the past, and on December 29, 2022, our Board approved a stock repurchase program of up to $50 million of our common stock for a period of up to twelve months. Any stock repurchases may be made through open market and privately negotiated transactions, at such times and in such amounts as our management deems appropriate, including pursuant to one or more Rule 10b5-1 trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. Any repurchases by us pursuant to our stock repurchase program could affect our stock price and add volatility. There can be no assurance that any repurchases will be made under any program, nor is there any assurance that a sufficient number of shares of our common stock will be repurchased to satisfy the market’s expectations. Furthermore, there can be no assurance that any repurchases conducted under any plan will be made at the best possible price. The existence of our stock repurchase program could also cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock. Additionally, we are permitted to and could discontinue any stock repurchase program at any time and any such discontinuation could cause the market price of our stock to decline. Changes in financial accounting standards or policies may affect our reported financial condition or results of operations and, in certain cases, could cause a decline and/or fluctuation in the price of our common stock. From time to time, financial and accounting standard setters such as the Financial Accounting Standards Board (“FASB”) and the SEC change their guidance governing the form and content of registrants’ external financial statements or update their previous interpretations with regard to the application of certain GAAP. Such changes in GAAP or their interpretation have historically and could in the future have a significant effect on our reported financial condition and/or results of operations. If a change is applicable to us, we would be required to apply the new or revised guidance, which may result in retrospective adjustments to our financial statements and/or could change the way we account for certain transaction compared to under the existing guidance. Changes in GAAP and reporting standards could substantially change our reporting practices in a number of Table of Contents 29 areas, including revenue recognition and recording of assets and liabilities, and could consequently affect our reported financial condition or results of operations. Our business is subject to changing regulations regarding corporate governance and other compliance areas that will increase both our costs and the risk of noncompliance. As a public company, we are subject to the laws, regulations and reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the rules and regulations of the Nasdaq Stock Market, and other regulations that may be enacted from time-to-time. The requirements of these and other rules and regulations have increased, and we expect will continue to increase our legal, accounting and financial compliance costs, will make some activities more difficult, time-consuming and costly, and may also place undue strain on our personnel, systems and resources. In addition, as laws, regulations and standards continue to change, often with varying degrees of specificity and clarity, we could face uncertainty regarding best practices and compliance with such evolving regimes, which could result in higher costs from increased attention paid to disclosure and governance practices and controls. Provisions in our charter documents and Delaware law could prevent or delay a change in control, which could reduce the market price of our common stock. Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our board of directors or management, including the following: • only a majority of our board of directors or stockholders of not less than 10% of all of the shares entitled to cast votes at such meeting are authorized to call a special meeting of stockholders; • our stockholders can only take action at a meeting of stockholders and not by written consent; • subject to the rights of a holder of any series of preferred stock, vacancies on our board of directors can be filled only by our board of directors and not by our stockholders; • our restated certificate of incorporation authorizes undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval; and • advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders. In addition, certain provisions of Delaware law may discourage, delay, or prevent someone from acquiring or merging with us. These provisions could limit the price that investors might be willing to pay in the future for shares. Our ability to use net operating loss carryforwards to offset future taxable income for U.S. federal income tax purposes may be limited. We have federal net operating loss (NOL) carryforwards that are available to offset future taxable income. We may recognize additional NOLs in the future. Section 382 of the Internal Revenue Code of 1986, as amended (the Code) imposes an annual limitation on the amount of taxable income that may be offset by a corporation's NOLs if the corporation experiences an “ownership change” as defined in Section 382 of the Code. An ownership change occurs when our “five-percent shareholders” (as defined in Section 382 of the Code) collectively increase their ownership in the Company by more than 50 percentage points (by value) over a rolling three-year period. Additionally, various states have similar limitations on the use of state NOLs following an ownership change. If an ownership change occurs, the amount of the taxable income for any post-change year that may be offset by a pre- change loss is subject to an annual limitation that is cumulative to the extent it is not all utilized in a year. This limitation is derived by multiplying the fair market value of our stock as of the ownership change by the applicable federal long-term tax- exempt rate. To the extent that a company has a net unrealized built-in gain at the time of an ownership change, which is realized or deemed recognized during the five-year period following the ownership change, there is an increase in the annual limitation for each of the first five-years that is cumulative to the extent it is not all utilized in a year. If an ownership change should occur in the future, our ability to use the NOL to offset future taxable income will be subject to an annual limitation and will depend on the amount of taxable income generated by us in future periods. There is no assurance that we will be able to fully utilize the NOL and we may be required to record an additional valuation allowance related to the amount of the NOL that may not be realized, which could impact the results of operations. Table of Contents 30

As noted, we believe that these NOL carryforwards are a valuable asset for us. Consequently, we have a Section 382 Tax Benefits Preservation Plan in place, to protect our NOLs during the effective period of the rights plan. Although the Tax Benefits Preservation Plan is intended to reduce the likelihood of an “ownership change” that could adversely affect us, there is no assurance that the restrictions on transferability in the rights plan will prevent all transfers that could result in such an “ownership change”. The Tax Benefits Preservation Plan could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, our Company or a large block of our common stock. A third party that acquires 4.9% or more of our common stock could suffer substantial dilution of its ownership interest under the terms of the Tax Benefits Preservation Plan through the issuance of common stock or common stock equivalents to all stockholders other than the acquiring person. The foregoing provisions may adversely affect the marketability of our common stock by discouraging potential investors from acquiring our stock. In addition, these provisions could delay or frustrate the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, or impede an attempt to acquire a significant or controlling interest in us, even if such events might be beneficial to us and our stockholders. We Could be Subject to Additional Income Tax Liabilities We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating and estimating our provision and accruals for these taxes. During the ordinary course of business, there are many transactions for which the ultimate tax determination is uncertain. Our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by losses incurred in jurisdictions for which we are not able to realize the related tax benefit, by changes in foreign currency exchange rates, by investments, by changes in the valuation of our deferred tax assets and liabilities, or by changes in the relevant tax, accounting and other laws, regulations, administrative practices, principles, and interpretations, with a number of countries actively considering changes in this regard. In addition, we are subject to audit in various jurisdictions, and such jurisdictions may assess additional income tax liabilities against us. Although we believe our tax estimates are reasonable, the final outcome of tax audits and any related litigation could be materially different from our historical income tax provisions and accruals. Developments in an audit or litigation could have a material effect on our operating results or cash flows in the period or periods for which that development occurs, as well as for prior and subsequent periods. Any decision to reduce or discontinue the payment of cash dividends to our stockholders could cause the market price of our common stock to decline significantly. On November 14, 2022, we announced that our Board declared a quarterly dividend. The first quarterly dividend, in the amount of $0.03 per share, was paid on January 30, 2023 to stockholders of record on January 15, 2023. In addition, on December 29, 2022, our Board declared a special dividend in the amount of $0.10 per share, which was paid on January 30, 2023 to stockholders of record on January 15, 2023. On February 21, 2023, our Board declared a second quarterly dividend, in the amount of $0.03 per share, which will be paid on April 28, 2023 to stockholders of record on April 13, 2023. Although we have announced regular cash dividend payments and a special dividend, we are under no obligation to pay cash dividends to our stockholders in the future at historical levels or at all. The declaration and payment of any future dividends is at the discretion of our Board. Any reduction or discontinuance by us of the payment of cash dividends could cause the market price of our common stock to decline significantly. Item 1B. Unresolved Staff Comments None. Item 2. Properties We lease a facility in Montreal, Canada (the "Montreal Lease") of approximately 10,000 square feet, for our subsidiary, Immersion Canada Corporation. On June 6, 2022, we entered into a sublease agreement with Innovobot Fund LLP for the Montreal Facility. This sublease commenced on June 8, 2022 and ends on February 27, 2024 which approximates the lease termination date of the original Montreal Facility lease. We also lease a facility in San Jose, California (the “San Jose Facility”) of approximately 42,000 square feet, which we vacated in the first quarter of 2020. On March 12, 2020, we entered into a sublease agreement with Neato Robotics, Inc. (“Neato”) for the San Jose facility. This sublease commenced in June 2020 and ends on April 30, 2023 which is the lease termination date of the San Jose Facility. Table of Contents 31

On January 26, 2022, we entered into a lease agreement with COFE CIX Aventura, LLC, (the "Aventura Lease") pursuant to which we lease approximately 1,390 square feet located at Aventura View Office Building, Suite 610, 2999 N.E. 191st Street, Aventura, Florida. The term of the Aventura Lease commences upon the on the earlier of the following dates: (i) March 1, 2022; and (ii) the date on which we occupy the premises and begin conducting business from the premises, and ends on the last day of the 25th full calendar month from the commencement date. The monthly base rent is $3,359.17 for the first 12 months, $3,459.94 for the following 12 months, and $3,564.19 for the 25th month. On February 22, 2022, our Board approved this office as our corporate headquarters. See Note 10. Leases of the Notes to Consolidated Financial Statements in Part II Item 8. Financial Statements and Supplementary Data of this annual report on Form 10-K for more information on our lease obligations. Item 1. Legal Proceedings Immersion Corporation vs. Meta Platforms, Inc., f/k/a Facebook, Inc. On May 26, 2022, we filed a complaint against Meta in the United States District Court for the Western District of Texas. The complaint alleges that Meta’s AR/VR systems, including the Meta Quest 2, infringe six of our patents that cover various uses of haptic effects in connection with such AR/VR systems. We are seeking to protect Meta from further infringement and to recover a reasonable royalty for such infringement. The complaint against Meta asserts infringement of the following patents: • U.S. Patent No. 8,469,806: “System and method for providing complex haptic stimulation during input of control gestures, and relating to control of virtual equipment” • U.S. Patent No. 8,896,524: “Context-dependent haptic confirmation system” • U.S. Patent No. 9,727,217: “Haptically enhanced interactivity with interactive content” • U.S. Patent No. 10,248,298: “Haptically enhanced interactivity with interactive content” • U.S. Patent No. 10,269,222: “System with wearable device and haptic output device” • U.S. Patent No. 10,664,143: “Haptically enhanced interactivity with interactive content” Meta responded to our complaint on August 1, 2022. On September 12, 2022, Meta filed a motion to transfer the lawsuit to the Northern District of California or, in the alternative, to the Austin Division of the Western District of Texas. Meta’s motion remains pending, and a hearing on the transfer motion occurred on January 23, 2023. In the meantime, claim construction briefing is closed, and fact discovery opened on February 7, 2023. The claim construction hearing is scheduled for March 6, 2023. Samsung Electronics Co. v. Immersion Corporation and Immersion Software Ireland Limited On April 28, 2017, we received a letter from Samsung requesting that we reimburse Samsung with respect to withholding tax and penalties imposed on Samsung by the Korean tax authorities following an investigation where the tax authority determined that Samsung failed to withhold taxes on Samsung’s royalty payments to Immersion Software Ireland from 2012 to 2016. On July 12, 2017, on behalf of Samsung, we filed an appeal with the Korea Tax Tribunal regarding their findings with respect to the withholding taxes and penalties. On October 18, 2018, the Korea Tax Tribunal held a hearing and on November 19, 2018, the Korea Tax Tribunal issued its ruling in which it decided not to accept Immersion’s arguments with respect to the Korean tax authorities’ assessment of withholding tax and penalties imposed on Samsung. On behalf of Samsung, we filed an appeal with the Korea Administrative Court on February 15, 2019. On July 16, 2020, the Korea Administrative Court issued its ruling in which it ruled that the withholding taxes and penalties which were imposed by the Korean tax authorities on Samsung should be cancelled with some litigation costs to be borne by the Korean tax authorities. On March 27, 2019, we received the final award relating to the arbitration demand that Samsung had filed on September 29, 2017. The award ordered Immersion to pay Samsung KRW 7,841,324,165 (approximately $6.9 million as of March 31, 2019), which we paid on April 22, 2019, denied Samsung’s claim for interest from and after May 2, 2017; and ordered Immersion to pay Samsung’s cost of the arbitration in the amount of approximately $871,454, which was paid in 2019. Table of Contents 32

On July 16, 2020, the Korea Administrative Court issued its ruling in which it ruled that the withholding taxes and penalties which were imposed by the Korean tax authorities on Samsung should be cancelled with some litigation costs to be borne by the Korean tax authorities. On September 29, 2017, Samsung filed an arbitration demand with the International Chamber of Commerce against us demanding that we reimburse Samsung for the imposed tax and penalties that Samsung paid to the Korean tax authorities. Samsung requested that we pay Samsung the amount of KRW 7,841,324,165 (approximately $6.9 million) plus interest from and after May 2, 2017, plus the cost of the arbitration including legal fees. On August 1, 2020, the Korean tax authorities filed an appeal with the Korea High Court. The first hearing in the Korea High Court occurred on November 11, 2020. A second hearing occurred on January 13, 2021. A third hearing occurred on March 21, 2021. The Korea High Court had indicated that a final decision was originally expected on May 28, 2021, but instead, decided to hold a fourth hearing on July 9, 2021. On October 1, 2021, the Korea High Court issued its ruling in which it ruled that withholding taxes and penalties totaling approximately KRW 6,186,218,586 (approximately $5.2 million) in national- level withholding tax and local withholding taxes imposed by the Korean tax authorities on Samsung for royalties paid to Immersion during the period of 2012 – 2014 be cancelled on the basis that the Korea tax authorities wrongfully engaged in a duplicative audit with respect to such time period. The Korea High Court also ruled that approximately KRW 1,655,105,584 (approximately $1.4 million) of Korean National level withholding tax and local withholding tax imposed by the Korean tax authorities on Samsung for royalties paid to Immersion during 2015 and 2016 be upheld in part on the basis that Immersion Software Ireland Limited did not have sufficient economic substance to be considered the beneficial owner of the royalties paid by Samsung to Immersion Software Ireland Limited. On or about October 22, 2021, the Korean tax authorities filed an appeal with the Korea Supreme Court with respect to certain portions of the Korea High Court decision and we filed an appeal with the Korea Supreme Court with respect to certain portions of the Korea High Court decision. On December 1, 2021, the Korean tax authorities submitted its brief to the Korea Supreme Court challenging the cancellation by the Korea High Court of a portion of the withholding tax imposed by the Korean tax authorities. On December 3, 2021, we submitted our own brief to the Korea Supreme Court providing arguments in support of our position that Immersion Software Ireland Limited has sufficient economic substance to be considered the beneficial owner of the royalties paid by Samsung to Immersion Software Ireland Limited. Such brief also provided arguments challenging the calculation of the imposed withholding tax upheld by the Korea High Court. On December 20, the Korean tax authorities filed a rebuttal brief relating to our brief filed on December 3, 2021. On December 29, 2021, we filed our rebuttal brief relating to the Korean tax authorities’ brief filed on December 1, 2021. On February 24, 2022, the Korea Supreme Court issued a decision affirming the rulings of the Korea High Court. As a result of the Korea Supreme Court decision described above, we were reimbursed by Samsung in an amount equal to KRW 6,088,855,388 (approximately $5.0 million) representing Korea national-level taxes, penalties and interest that was canceled by the Korea Supreme Court. We were also reimbursed an additional KRW 608,885,000 (approximately $0.5 million) representing local-level taxes, penalties and interest that was canceled by the Korea Supreme Court. LGE Korean Withholding Tax Matter On October 16, 2017, we received a letter from LG Electronics Inc. (“LGE”) requesting that we reimburse LGE with respect to withholding tax imposed on LGE by the Korean tax authorities following an investigation where the tax authority determined that LGE failed to withhold on LGE’s royalty payments to Immersion Software Ireland from 2012 to 2014. Pursuant to an agreement reached with LGE, on April 8, 2020, we provided a provisional deposit to LGE in the amount of KRW 5,916,845,454 (approximately $5.0 million) representing the amount of such withholding tax that was imposed on LGE, which provisional deposit would be returned to us to the extent we ultimately prevail in the appeal in the Korea courts. In the second quarter of 2020, we recorded this deposit as Long-term deposits on our Consolidated Balance Sheets. On November 3, 2017, on behalf of LGE, we filed an appeal with the Korea Tax Tribunal regarding their findings with respect to the withholding taxes. The Korea Tax Tribunal hearing took place on March 5, 2019. On March 19, 2019, the Korea Tax Tribunal issued its ruling in which it decided not to accept our arguments with respect to the Korean tax authorities’ assessment of withholding tax and penalties imposed on LGE. On behalf of LGE, we filed an appeal with the Korea Administrative Court on June 10, 2019. The first hearing occurred on October 15, 2019. A second hearing occurred on December 19, 2019. A third hearing occurred on February 13, 2020. A fourth hearing occurred on June 9, 2020. A fifth hearing occurred on July 16, 2020. We anticipated a decision to be rendered on or about October 8, 2020, but the Korea Administrative Court scheduled and held a sixth hearing for November 12, 2020. A seventh hearing occurred on January 14, 2021. An eighth hearing occurred on April 8, 2021. A ninth hearing occurred on June 24, 2021. A tenth hearing occurred on Table of Contents 33

September 13, 2021. An eleventh hearing occurred on November 15, 2021. A twelfth hearing occurred on December 23, 2021. The Court had indicated that it expected to render a decision on this matter by the end of February 2022. However, due to a reshuffling of judges, another hearing, which was originally scheduled for April 14, 2022, occurred on July 7, 2022. A thirteenth hearing occurred on October 27, 2022. A fourteenth hearing occurred November 24, 2022. The Court had indicated that it expected to render a decision on this matter by December 31, 2022, but had subsequently updated the parties to indicate that a decision on this matter is expected by February 16, 2023. On February 15, 2023, we were informed that the Court had scheduled another hearing for April 27, 2023. Based on the developments in these cases, we regularly reassess the likelihood that we will prevail in some or all the claims from the Korean tax authorities. To the extent that we determine that it is more likely than not that we will prevail against the claims from the Korean tax authorities, then no additional tax expense is provided for in our Consolidated Statements of Income and Comprehensive Income. In the event that we determine that it is more likely than not that we will not prevail against the claims from the Korean tax authorities, or a portion thereof, then we would estimate the anticipated additional tax expense associated with that outcome and record it as additional income tax expense in our Consolidated Statements of Income and Comprehensive Income in the period of the new determination. If the additional income tax expense was related to the periods assessed by Korean tax authorities and for which we recorded in Long-term deposits on our Consolidated Balance Sheets, then the additional income tax expense would be recorded as an impairment in the Long-term deposits. If the additional income tax expense was not related to the periods assessed by Korean tax authorities and for a which we recorded a Long-term deposits on our Consolidated Balance Sheets, then the additional income tax expense would be accrued as an Other current liabilities. We cannot predict the ultimate outcome of the above-mentioned actions that are pending, and we are unable to estimate any potential liability we may incur. Please also refer to our disclosures in Note 5. Contingencies of the Note to the Consolidated Financial Statements. Immersion Software Ireland Limited v. Marquardt GMBH On August 3, 2021, we filed an arbitration demand with the American Arbitration Association (the “AAA”) against Marquardt GmbH (“Marquardt”), one of our licensees in the automotive market. The arbitration demand had arisen out of that certain Amended and Restated Patent License Agreement (the “Marquardt License”), effective as of January 1, 2018, between us as licensor and Marquardt, as licensee. Pursuant to the arbitration demand, we demanded that Marquardt cure its breach of the Marquardt License and pay all royalties currently owed under the Marquardt License. Pursuant to the terms of the Marquardt License, we requested arbitration by a single arbitrator in Madison County, New York. On August 9, 2021, the AAA confirmed receipt of our arbitration demand dated August 3, 2021. On August 13, 2021, the AAA conducted an administrative conference call to discuss communications, mediation, tribunal appointment, place of arbitration, and other administrative topics. On September 15, 2021, Marquardt filed an answer to our arbitration demand with the AAA, in which Marquardt provided general denials of our claims and asserted a counterclaim for approximately $138,000 in royalties previously paid to us under the Marquardt License. On September 30, 2021, we filed an answer to Marquardt’s counterclaim in which we denied the allegations set forth in Marquardt’s counterclaim. A preliminary hearing occurred on December 6, 2021, during which the parties agreed to explore mediation and the arbitrator set forth a schedule relating to the arbitration. A mediation session occurred during the period of March 14-16, 2022. At the mediation, we entered into a binding settlement term sheet with Marquardt pursuant to which we agreed to cause our arbitration demand to be dismissed. In exchange, Marquardt agreed to the prepayment of certain royalties otherwise payable under the Marquardt License. Additionally on April 4, 2022, we entered into an amendment to the Marquardt License to reflect such payment and other related terms. On May 20, 2022, the parties submitted a stipulation of dismissal to the AAA dismissing with prejudice all claims brought by us against Marquardt in the arbitration. Item 4. Mine Safety Disclosures Not applicable. Table of Contents 34

PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information, Holders of Record and Dividends Our common stock is traded on the Nasdaq Global Market under the symbol “IMMR”. As of February 10, 2023, there were 61 holders of record of our common stock. Unregistered Sales of Securities During the period covered by this Annual Report on Form 10-K, we have not sold any equity securities that were not registered under the Securities Act of 1933, as amended. Stock Repurchase Agreement On February 14, 2022, we entered into a Common Stock Repurchase Agreement (the “Agreement”) with Invenomic Capital Management LP. (“Invenomic”). Pursuant to the Agreement, we purchased 904,499 shares of our common stock from Invenomic at $4.725 per share, or an aggregate purchase price of $4.3 million. The closing price of our common stock on February 14, 2022 was $4.80 per share. We adopted a Section 382 Tax Benefits Preservation Plan on November 17, 2021 to diminish the risk we could experience an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended, which could substantially limit or permanently eliminate our ability to utilize its net operating loss carryovers to reduce potential future income tax obligations. Under this plan, a person who acquires, without the approval of our Board of Directors, beneficial ownership of 4.99% or more of the outstanding common stock could be subject to significant dilution. Following the repurchase, Invenomic’s holdings dropped to below 4.99% of the outstanding common stock. Purchases of Equity Securities On February 23, 2022, our Board of Directors (the "Board") approved a stock repurchase program of up to $30.0 million of our common stock for a period of up to twelve months (the "February 2022 Stock Repurchase Program"). Any stock repurchases may be made through open market and privately negotiated transactions, at such times and in such amounts as management deems appropriate, including pursuant to one or more Rule 10b5-1 trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. Additionally, the Board authorized the use of any derivative or similar instrument to effect stock repurchase transactions, including without limitation, accelerated share repurchase contracts, equity forward transactions, equity option transactions, equity swap transactions, cap transactions, collar transactions, naked put options, floor transactions or other similar transactions or any combination of the foregoing transactions. The stock repurchase program was implemented as a method to return value to our stockholders. The timing, pricing and sizes of any repurchases will depend on a number of factors, including the market price of our common stock and general market and economic conditions. The stock repurchase program does not obligate us to repurchase any dollar amount or number of shares, and the program may be suspended or discontinued at any time. The February 2022 Stock Repurchase Program was terminated on December 29, 2022. Table of Contents 35

Share repurchase activity under the February 2022 Stock Repurchase Program during the three months ended December 31, 2022 was as follows (in thousands, except per share amounts): Periods Total Number of Shares Purchased Average Price Paid Per Share Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (1) October 1 to October 31, 2022 278,254 $5.2780 1,468,614 21,521,000 November 1 to November 30, 2022 89,018 $5.4468 484,864 21,035,000 December 1 to December 31, 2022 — N/A — — (1) The amounts represent the amount available to repurchase shares under the authorized repurchase program as of December 31, 2022. Our stock repurchase program does not obligate it to acquire any specific number of shares. In 2022, we repurchased 1,637,566 shares of our common stock for $8.9 million at an average purchase price of $5.46 per share. The February 2022 Stock Repurchase Program was terminated on December 29,2022. On December 29, 2022, the Board approved a stock repurchase program of up to $50.0 million of our common stock for a period of up to twelve months (the "December 2022 Stock Repurchase Program"), which terminated and superseded the stock repurchase program that had been approved by our Board of Directors on February 23, 2022. Any stock repurchases may be made through open market and privately negotiated transactions, at such times and in such amounts as management deems appropriate, including pursuant to one or more Rule 10b5-1 trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. Additionally, the Board authorized the use of any derivative or similar instrument to effect stock repurchase transactions, including without limitation, accelerated share repurchase contracts, equity forward transactions, equity option transactions, equity swap transactions, cap transactions, collar transactions, naked put options, floor transactions or other similar transactions or any combination of the foregoing transactions. The stock repurchase program was implemented as a method to return value to our stockholders. The timing, pricing and sizes of any repurchases will depend on a number of factors, including the market price of our common stock and general market and economic conditions. The stock repurchase program does not obligate us to repurchase any dollar amount or number of shares, and the program may be suspended or discontinued at any time. As of December 31, 2022, we have 50.0 million available for repurchase under the December 2022 Stock Repurchase Program. Dividends Payment On November 14, 2022, our Board of Directors ("Board") declared a quarterly dividend in the amount of $0.03 per share, which was paid on January 30, 2023, to stockholders of record on January 15, 2023. In addition, on December 29, 2022, our Board declared a special dividend in the amount of $0.10 per share, which was paid on January 30, 2023 to stockholders of record on January 15, 2023. Further, on February 21, 2023, our Board declared a second quarterly dividend, in the amount of $0.03 per share, which will be paid on April 28, 2023 to stockholders of record on April 13, 2023. Item 6. Reserved Table of Contents 36

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations The following discussion should be read in conjunction with the consolidated financial statements and notes thereto. Critical Accounting Estimates The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles (“GAAP”) and our discussion and analysis of its financial condition and operating results require the management to make judgments, assumptions and estimates that affect the amounts reported. Note 1. Significant Accounting Policies of the Notes to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K, which describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Revenue Recognition Fixed fee license revenue In certain contracts, we grant a fixed fee license to our existing patent portfolio at the inception of the license agreement as well as rights to the portfolio as it evolves throughout the contract term. For such arrangements, we have two separate performance obligations: • Performance Obligation A - Transfer rights to our patent portfolio as it exists when the contract is executed; • Performance Obligation B - Transfer rights to our patent portfolio as it evolves over the term of the contract, including access to new patent applications that the licensee can benefit from over the term of the contract. For fixed fee license agreements that contain both Performance Obligation A and B, we will allocate the transaction price based on the standalone price for each of the two performance obligations. We use a number of factors primarily related to the attributes of our patent portfolio to estimate standalone prices related to Performance Obligation A and B to perform this allocation. Per-unit Royalty revenue As we may not receive the per-unit licensee royalty reports for sales during a given quarter within the time frame that allows us to adequately review the reports and include the actual amounts in our quarterly results for such quarter, we accrue the related revenue based on estimates of our licensees’ underlying sales, subject to certain constraints on our ability to estimate such amounts. We develop such estimates based on a combination of available data including, but not limited to, approved customer forecasts, a look back at historical royalty reporting for each of our customers, and industry information available for the licensed products. As a result of accruing per-unit royalty revenue for the quarter based on such estimates, adjustments will be required in the following quarter to true up revenue to the actual amounts reported by our licensees. The true-ups represent the difference between per-unit royalty based on actual sales reported by our licensees in a quarter-lag, and the estimate of per-unit royalty that was reported in the same quarter the underlying sales occurred. Income Taxes We are subject to income taxes in the U.S. and foreign jurisdictions. The evaluation of our uncertain tax positions involves significant judgment in the interpretation and application of GAAP and complex domestic and international tax laws, including the Act and matters related to the allocation of international taxation rights between countries. Although management believes our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our reserves. Reserves are adjusted considering changing facts and circumstances, such as the closing of a tax examination or the refinement of an estimate. Resolution of these uncertainties in a manner inconsistent with management’s expectations could have a material impact on our financial condition and operating results. As disclosed in Note 5. Contingencies of the Notes to the Consolidated Financial Statements, we have made a deposit payment to reimburse LGE for withholding taxes and related penalties paid by LGE as a result of an assessment LGE have received from the South Korean tax authorities. This payment is recorded as Long-term deposits on our Consolidated Balance Table of Contents 37

Sheets. We expect to be reimbursed by LGE to the extent we ultimately prevail or prevailed in the appeal in the Korean courts. We regularly assess the likelihood that we will prevail in this case against the South Korean tax authorities and consequently the likelihood that this deposit will be recoverable. In the event that we do not ultimately prevail in our appeal in the Korean courts, the deposit included in Long-term deposits would be recorded as additional income tax expense on our Consolidated Statements of Income and Comprehensive Income, in the period in which we do not ultimately prevail. Legal and Other Contingencies We are subject to various legal proceedings and claims that arise in the ordinary course of business, the outcomes of which are inherently uncertain. We record a liability when it is probable that a loss has been incurred and the amount is reasonably estimable, the determination of which requires significant judgment. Resolution of legal matters in a manner inconsistent with management’s expectations could have a material impact on our financial condition and operating results. Table of Contents 38

Results of Operations Overview Total revenues in 2022 were $38.5 million, an increase of $3.4 million, or 9.6%, compared to 2021. Total cost and operating expenses were $14.0 million, a decrease of $3.3 million or 18.9% compared to 2021. In 2022, we had net income of $30.7 million, an increase of $18.2 million, or 145.6% compared to 2021. The following table sets forth our Consolidated Statements of Income and Comprehensive Income data as a percentage of total revenues: Years Ended December 31, 2022 2021 Revenues: Total royalty and license revenue 99% 99 % Development, services, and other 1 1 Total revenues 100 100 Costs and expenses: Cost of revenues — — Sales and marketing 3 9 Research and development 3 12 General and administrative 30 28 Total costs and expenses 36 49 Operating income 64 51 Interest and other income 7 4 Other income (expense), net (1) (2) Income before benefit from (provision for) income taxes 70 50 Benefit from (provision for) income taxes 10 (14) Net income 80% 36 % Table of Contents 39

Revenues Our revenue is primarily derived from fixed fee license agreements and per-unit royalty agreements, along with less significant revenue earned from development, services and other revenue. Royalty and license revenue is composed of per unit royalties earned based on usage or net sales by licensees and fixed payment license fees charged for our IP and software. A revenue summary for the years ended December 31, 2022, and 2021 are as follows (in thousands, except for percentages): Years Ended December 31, 2022 2021 $ Change % Change Fixed fee license revenue $ 11,953 $ 5,843 $ 6,110 105% Per-unit royalty revenue 26,225 28,846 (2,621) (9)% Total royalty and license revenue 38,178 34,689 3,489 10% Development, services, and other revenue 283 400 (117) (29)% Total revenues $ 38,461 $ 35,089 $ 3,372 10% Fixed fee license revenue increased $6.1 million, or 105% in 2022 compared to 2021, primarily attributable to a $6.4 million increase in mobility revenue partially offset by a $0.3 million decrease in other license revenue. Per-unit royalty revenue decreased by $2.6 million, or 9%, in 2022 compared to 2021, primarily caused by a $3.1 million decrease in royalties from mobility licensees and a $1.8 million decrease in royalties from automotive licensees. These decreases were partially offset by a $1.7 million increase in royalties from other licensees and a $0.7 million increase in royalties from gaming licensees. We expect royalty and license revenue to continue to be a major component of our future revenue as our technology is included in products and we succeed in our efforts to monetize our IP. Our fixed fee license revenue could fluctuate depending upon the timing of execution of new fixed license fee arrangements. We also anticipate that our royalty revenue will fluctuate relative to our customers’ unit shipments. Geographically, revenues generated in Asia, North America and Europe for the year ended December 31, 2022, represented 62%, 28%, and 10%, of our total revenue as compared to 76%, 12%, and 12%, respectively, for the year ended December 31, 2021. Operating Expenses A summary of operating expenses for the years ended December 31, 2022, and 2021 are as follows (in thousands, except for percentages): Years Ended December 31, 2022 2021 $ Change % Change Sales and marketing $ 1,215 3,241 $ (2,026) (63) % Research and development 1,380 4,150 (2,770) (67) % General and administrative 11,442 9,835 1,607 16 % Sales and Marketing - Our sales and marketing expenses primarily consisted of employee compensation and benefits, including stock-based compensation; sales commissions; advertising; collateral marketing materials; market development funds; travel; and allocated facilities costs. Sales and marketing expenses decreased $2.0 million, or 63%, in 2022 compared to 2021, primarily attributable to a $1.7 million decrease in compensation, benefits and other personnel related costs and a $0.2 million decrease in advertising and marketing expenses. The decrease in compensation, benefits and other personnel-related costs were due to lower headcount and decreases in variable compensation expense. Table of Contents 40

Research and Development - Our research and development expenses primarily consisted of employee compensation and benefits, including stock-based compensation; outside services and consulting fees; tooling and supplies; and allocated facilities costs. Research and development expenses decreased $2.8 million, or 67%, in 2022 compared to 2021, primarily attributable to a $2.4 million decrease in compensation, benefits and other personnel related costs and a $0.2 million decrease in office expenses. The decrease in compensation, benefits and other personnel related costs were largely attributable to lower headcount and decreases in stock-based compensation expense and severance costs. General and Administrative - Our general and administrative expenses primarily consisted of employee compensation and benefits including stock-based compensation; legal other professional fees; external legal costs for patents; office expense; travel; and allocated facilities costs. General and administrative expenses increased $1.6 million, or 16%, in 2022 as compared to 2021 primarily due to a $2.7 million increase in compensation, benefits and other personnel related costs partially offset by a $0.6 million decrease in legal costs and a $0.5 million decrease in consulting and professional services. The increases in compensation, benefits and other personnel related costs in 2022 compared to 2021 were driven by increases in stock-based compensation expense and higher variable compensation. The decrease in legal expense in 2022 compared to 2021 was primarily attributable to reduced activities, as well as a decrease in patent maintenance and prosecution costs. We may be required to engage in litigation to protect our IP, in which case our general and administrative expenses could substantially increase reflecting such litigation costs. Interest and Other Income (Loss) A summary of interest and other income, other expense for the years ended December 31, 2022, and 2021 are as follows (in thousands): Years Ended December 31, 2022 2021 $ Change % Change Interest and other income (loss), net 2,838 374 $ 2,464 659 % Other income (expense), net (293) (859) 566 (66) % $ 2,545 $ (485) $ 3,030 (625) % Interest and Other Income (loss) - Interest and other income (loss) consists primarily of interest and dividend income from cash and cash equivalents, marketable debt and equity securities, realized and unrealized gains (losses) on our marketable equity securities and derivative instruments and realized gains (losses) on our marketable debt securities. Interest and other income increased $2.5 million during the 2022 compared to 2021 primarily driven by a $4.7 million increase in interest and dividend income partially offset by a $2.2 million increase in net loss from investments in marketable securities and derivative instruments. The increase in interest and dividend income in 2022 compared to 2021 was largely attributable to higher interest and dividend income from investments as well as interest income from a Korean tax litigation settlement. The increase in net loss from investments in marketable securities and derivative instruments in 2022 compared to 2021 primarily consisted of a $8.4 million increase in net losses on investment in marketable securities partially offset by a $6.2 million increase in net gains on derivative instruments. Table of Contents 41

Income Taxes A summary of provision for income taxes and effective tax rates for the year ended December 31, 2022, and 2021 are as follows (in thousands): Years Ended December 31, 2022 2021 $ Change % Change Income before benefit from (provision for) income taxes $ 26,965 $ 17,290 Benefit from (provision for) income taxes 3,699 (4,806) 8,505 (177) % Effective tax rate 13.7% (27.8) % Benefit from income taxes for the year ended December 31, 2022, resulted primarily from estimated domestic and foreign taxes included in the calculation of the effective tax rate. Provision for income taxes for the years ended December 31, 2021 primarily consisted of estimated U.S. taxes, adjustments to uncertain tax positions withholding tax reserve, foreign taxes and foreign withholding taxes. We put partial valuation allowance for certain federal assets, whose future realization is not more likely than not and continue to maintain full valuation allowance for state deferred tax assets in the United States as well as federal tax assets in Canada. As a result, a benefit of $5.7 million generated from our U.S. territory was included in the calculation of the effective tax rate, which was the main reason for the difference between the statutory tax rate and actual effective tax rate. The year-over- year change in provision for income taxes resulted primarily from the change in income from continuing operations across various tax jurisdictions. We put partial valuation allowance for certain federal assets, whose future realization is not more likely than not and continue to maintain full valuation allowance for state and certain foreign deferred tax assets in the United States and Canada as a result of uncertainties regarding the realization of the asset balance due to historical losses, the variability of operating results, and uncertainty regarding near term projected results. In the event that we determine the deferred tax assets are realizable based on an assessment of relevant factors, an adjustment to the valuation allowance may increase income in the period such determination is made. The valuation allowance does not impact our ability to utilize the underlying net operating loss carryforwards. We also maintain liabilities for uncertain tax positions. As of December 31, 2022, we had unrecognized tax benefits under ASC 740 Income Taxes of approximately $7.1 million, of which $1.4 million could be payable in cash. In addition, interest and penalty $0.1 million could also be payable in cash in relation to the unrecognized tax benefits. The total amount of unrecognized tax benefits that would affect our effective tax rate, if recognized, is $1.4 million. We account for interest and penalties related to uncertain tax positions as a component of income tax provision. We do not expect to have any significant changes to unrecognized tax benefits during the next twelve months. Liquidity and Capital Resources Our cash equivalents, investments - current and investments - noncurrent consist primarily of money-market funds, investment in equity and debt marketable securities (including mutual funds) and certificates of deposit. All marketable securities are stated at market value. Realized gains and losses on marketable equity securities and marketable debt securities are recorded in Other income (expense), net on the Consolidated Statements of Income and Comprehensive Income. Unrealized gains and losses on marketable equity securities (including mutual funds) are reported as Other income (expense), net on our Consolidated Statement of Income and Comprehensive Income. Unrealized gains and losses on marketable debt securities reported as a component of Accumulated other comprehensive income(loss) on our Consolidated Balance Sheets. Certificates of deposit are reported as Investments-current or Investments -noncurrent based on their term when purchased. Interest income from certificates of deposit are reported as Interest and other income (loss), net on the Consolidated Statement of Income and Comprehensive Income. Table of Contents 42

Cash, cash equivalents and investments- As of December 31, 2022, our cash, cash equivalents, and investments-current totaled $149.7 million, an increase of $11.8 million from $137.9 million on December 31, 2021. A summary of select cash flow information for the years ended December 31, 2022 and 2021 (in thousands): Years Ended December 31, 2022 2021 Net cash provided by operating activities $ 40,146 $ 17,449 Net cash used in investing activities $ (29,405) $ (87,684) Net cash provided by (used in) financing activities $ (13,411) $ 62,203 Cash provided by operating activities - Our operating activities primarily consists of net income adjusted for certain non- cash items including depreciation and amortization; stock-based compensation expense, deferred income taxes and the effect of changes in operating assets and liabilities. Net cash provided by operating activities was $40.1 million in the year ended December 31, 2022, a $22.7 million increase compared to the same period in 2021. This cash increase was primarily attributable to a $18.2 million increase in net income and a $9.4 million increase from changes in net operating assets partially offset by a $5.1 million decrease from changes in non- cash items. Cash provided by (used in) investing activities - Our investing activities primarily consist of purchases of marketable securities and other investments and proceeds from disposal of marketable securities and other investments; proceeds from issuance of derivative instruments; payments made to settle derivative instruments and purchases of computer equipment, furniture and leasehold improvements. Net cash used in investing activities during the year ended December 31, 2022,was $29.4 million primarily consisting of $165.4 million in cash used to purchase marketable securities and in the settlement of derivative instrument partially offset by $136.0 million in proceeds from selling marketable securities and derivatives. Net cash used in investing activities during the year ended December 31, 2021 was $87.7 million primarily consisting of $123.4 million of purchases marketable securities and in the settlement of derivative instrument partially offset by $36.1 million of proceeds from sale of derivative instruments. Cash provided by (used in) financing activities — Our financing activities primarily consist of cash proceeds from issuance of common stock, proceeds from stock option exercises and stock purchases under our employee stock purchase plan and cash paid for repurchases of our common stock. Net cash used by financing activities during the year ended December 31, 2022 was $13.4 million primarily consisting of cash paid for stock repurchases. Net cash provided by financing activities during the year ended December 31, 2021 was $62.2 million primarily consisting of $59.2 million of net proceeds from common stock issuances and $3.0 million cash proceeds from stock option exercises and stock purchases under our employee stock purchase plan. Total cash, cash equivalents, and investments-current were $149.7 million as of December 31, 2022 of which approximately 21%, or $31.7 million, was held by our foreign subsidiaries and subject to repatriation tax effects. Our intent is to permanently reinvest a majority of our earnings from foreign operations, and current plans do not anticipate that we will need funds generated from foreign operations to fund our domestic operations. We intend to continue to invest in, protect, and defend our extensive IP portfolio, which can result in the use of cash in the event of litigation. On February 23, 2022, our Board of Directors (the "Board") approved a stock repurchase program of up to $30 million of our common stock for a period of up to twelve months (the "February 2022 Stock Repurchase Program"). On December 29, 2022, the Board approved a stock repurchase program of up to $50 million of our common stock for a period of up to twelve months (the "December 2022 Stock Repurchase Program"), which terminated and superseded the stock repurchase program that Table of Contents 43 had been approved by our Board of Directors on February 23, 2022. Any stock repurchases may be made through open market and privately negotiated transactions, at such times and in such amounts as management deems appropriate, including pursuant to one or more Rule 10b5-1 trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. Additionally, the Board authorized the use of any derivative or similar instrument to effect stock repurchase transactions, including without limitation, accelerated share repurchase contracts, equity forward transactions, equity option transactions, equity swap transactions, cap transactions, collar transactions, naked put options, floor transactions or other similar transactions or any combination of the foregoing transactions. The stock repurchase program was implemented as a method to return value to our stockholders. The timing, pricing and sizes of any repurchases will depend on a number of factors, including the market price of our common stock and general market and economic conditions. The stock repurchase program does not obligate Immersion to repurchase any dollar amount or number of shares, and the program may be suspended or discontinued at any time. In the year ended December 31, 2022, we repurchased 1,637,566 shares of our common stock for $8.9 million at an average purchase price of $5.46 per share. The February 2022 Stock Repurchase Program was terminated on December 29, 2022 As of December 31, 2022, we have $50.0 million available for future repurchase under the December 2022 Stock Repurchase Program. On November 14, 2022, our Board of Directors ("Board") declared a quarterly dividend in the amount of $0.03 per share, was paid on January 30, 2023 to stockholders of record on January 15, 2023. The Board reserves the right to adjust or withdraw our quarterly dividend in future periods as it reviews the capital allocation strategy from time-to-time. In addition, on December 29, 2022, our Board declared a special dividend in the amount of $0.10 per share, which was paid on January 30, 2023 to stockholders of record on January 15, 2023. Further, on February 21, 2023, our Board declared a second quarterly dividend, in the amount of $0.03 per share, which will be paid on April 28, 2023 to stockholders of record on April 13, 2023. On December 31, 2022, we had a liability for unrecognized tax benefits totaling $7.1 million, of which $1.4 million could be payable in cash. In addition, interest and penalty of $0.1 million could also be payable in cash in relation to the unrecognized tax benefits. We did not have any other significant non-cancellable purchase commitments as of December 31, 2022. We anticipate that capital expenditures for property and equipment for 2023 will be less than $1.0 million. While the unprecedented public health and governmental efforts to contain the spread of COVID-19 have created significant uncertainty as to general economic and capital market conditions in 2022 and beyond, as of February 22, 2023, the date of this Annual Report on Form 10-K, we believe we have sufficient capital resources to meet our working capital needs for the next twelve months and beyond. Recent Accounting Pronouncements See Note 1 Significant Accounting Policies of the Notes to Consolidated Financial Statements for information regarding the effect of new accounting pronouncements on our financial statements. Item 7A. Quantitative and Qualitative Disclosures about Market Risk Not applicable Table of Contents 44

Item 8. Financial Statements and Supplementary Data IMMERSION CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Page Report of Plante Moran, Independent Registered Public Accounting Firm (PCAOB ID 166) 45 Report of Armanino LLP, Independent Registered Public Accounting Firm (PCAOB ID 32) 48 Consolidated Balance Sheets as of December 31, 2022, and 2021 51 Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2022, and 2021 52 Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2022, and 2021 53 Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, and 2021 54 Notes to Consolidated Financial Statements 56 Table of Contents 45

Report of Independent Registered Public Accounting Firm To the Stockholders and Board of Directors of Immersion Corporation Opinion on the Financial Statements We have audited the accompanying balance sheet of Immersion Corporation and its subsidiaries (the “Company”) as of December 31, 2022, the related statements of income and comprehensive income, stockholders' equity, and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate. Revenue Recognition - Refer to Notes 1 and 2 to the financial statements Critical Audit Matter Description The Company recognizes revenue under its fixed fee license agreements from the transfer of rights to intellectual property upon the execution of the license agreement. In certain contracts the Company grants a license to the existing patent portfolio at the inception of the license agreement (Performance Obligation A), which is functional intellectual property, as well as rights to the portfolio as it evolves throughout the contract term (Performance Obligation B). Licensees pay a fee upon the transfer of rights to the patent portfolio. Fixed fee license agreements that contain both Performance Obligation A and B require an allocation of the transaction price to each distinct performance obligation based on the determination of standalone selling price (SSP). SSP for a performance obligation in a customer contract is an estimate of the price that would be charged for the specific service if it was sold separately in similar circumstances and to similar customers. This estimate determines the allocation of the transaction price and affects the amount and timing of revenue recognized for each performance obligation in a customer contract. Table of Contents 46

We identified the evaluation of the determination of the SSP of performance obligations for customer contracts that contain both Performance Obligation A and B as a critical audit matter. A higher degree of auditor judgment was required to evaluate the approach and the significant assumptions used to establish SSP for each performance obligation which could be offered in a customer contract due to the uniqueness of each contract, including the licensed products covered by each customer, and the lack of observable transactions where each performance obligation is sold separately. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to testing the standalone selling price and timing of revenue recognition for fixed fee license agreements included the following, among others: • We obtained an understanding of the process and evaluated the design of internal controls relating to management’s determination of SSP which included management’s process for quantifying patents existing at contract inception and those to be issued during the contract term. • We evaluated management’s approach used to estimate SSP by testing the reasonableness of the number of patents projected to be available throughout the contract term by testing the completeness and accuracy of the data used to determine the SSP and assessing relevant internal historical data pertinent to the methodology. • We inspected a selection of contracts from the SSP population to evaluate the identification of performance obligations and application of management’s approach to estimating SSP. /s/ Plante Moran PLLC We have served as the Company’s auditor since 2022. Denver Colorado February 22, 2023 Table of Contents 47

Report of Independent Registered Public Accounting Firm To the Board of Directors and Stockholders Immersion Corporation Aventura, Florida Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheet of Immersion Corporation and its subsidiaries (the Company) as of December 31, 2021, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flow for the year ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on the Company's consolidated financial statements. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Table of Contents 48

Revenue Recognition — Refer to Note 1 to the Consolidated Financial Statements Critical Audit Matter Description As disclosed in the consolidated financial statements, the Company recognizes revenue upon transfer of control of promised services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. The Company grants licenses or otherwise provides rights to use portions of its intellectual property portfolio as well as rights to the portfolio as it evolves throughout the contract term. Licensees pay a fee upon the transfer of rights to the patent portfolio. The Company also enters into sales-based royalty contracts with customers and recognizes revenue based on estimates in the period which the associated sales by the licensee occur. For royalty arrangements revenue is recognized when a contract exists and to the extent it is probable that a significant reversal of cumulative revenues will not occur based on their sales incorporating or using the licensed intellectual property. These arrangements are generally based upon fixed per-unit prices stated in the contract. If a contract is determined to exist, management estimates and recognizes sales-based royalties on such licensed products in the period in which the associated sales by the licensee occur, subject to certain constraints on management's ability to estimate such royalties. Management analyzes the risk of a significant revenue reversal considering both the likelihood and magnitude of the reversal and, if necessary, constrains the amount of estimated revenue recognized, which may result in recognizing revenues less than amounts contractually owed to the Company. Significant judgment is exercised by the Company in determining revenue recognition for these customer agreements, and includes the following: • Determination of whether license arrangements are considered distinct performance obligations that should be accounted for separately versus together. • Determination of stand-alone selling prices for each distinct performance obligation. • The pattern of delivery (i.e., timing of when revenue is recognized) for each distinct performance obligation. • Estimation of the amount to recognize for sales-based royalty arrangements. Given these factors, the related audit effort in evaluating management's judgments in determining revenue recognition for these customer agreements was extensive and required a high degree of auditor judgment. How the Critical Audit Matter Was Addressed in the Audit Our principal audit procedures related to the Company's revenue recognition for these customer agreements included the following: • We selected a sample of customer agreements and performed the following procedures: ◦ Obtained and read contract source documents for each selection, including master agreements, and other documents that were part of the agreement to identify significant terms. ◦ Tested management's identification of significant terms for completeness, including the identification of distinct performance obligations and variable consideration. ◦ Assessed the terms in the customer agreement and evaluated the appropriateness of management's application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions. • We evaluated the reasonableness of management's estimate of stand-alone selling prices for each performance obligation. • We evaluated the reasonableness and accuracy of management's judgements and estimates used in accounting for its sales-based royalty arrangements. This included testing management's estimate of calculating sales as they occur and verifying future sales forecast with the operations team. • We tested the mathematical accuracy of management's calculations of revenue and the associated timing of recognizing the related revenue subject to any constraints in the consolidated financial statements. Table of Contents 49

Contingencies — Refer to Note 5 to the Consolidated Financial Statements Critical Audit Matter Description The Company is currently involved in certain legal and regulatory proceedings. As disclosed in the consolidated financial statements, the Company is currently involved in certain legal and regulatory proceedings with Samsung Electronics Co. ("Samsung") and LG Electronics Inc. ("LGE") with respect to withholdings taxes imposed on Samsung and LGE by the Korean tax authorities for failing to withhold taxes on royalty payments. Pursuant to legal requirements, the Company provided deposits representing the amount of such withholding tax that was imposed on Samsung and LGE, respectively, of approximately $12.1 million. During the year ended December 31, 2021, the Company recorded an impairment to these long- term deposits of approximately $2.2 million based on the recent developments in the Samsung case. Significant judgment is exercised by the Company and includes the following: • Assessing the recoverability of deposits for withholding taxes related to legal and regulatory proceedings. • Assessing the likelihood of an unfavorable legal decision. Given these factors, the related audit effort in evaluating management's judgments was extensive and required a high degree of auditor judgment. How the Critical Audit Matter Was Addressed in the Audit Our principal audit procedures related to the Company's legal and regulatory proceedings included the following: • Obtained and evaluated the letters of audit inquiry with external and internal counsel. • Read relevant correspondence the Company received from taxing authorities provided by management. • Read relevant documents the Company has filed with the courts and related counterparty filings. • Evaluated the reasonableness of management's process for identifying and assessing a potential unfavorable outcome. • Involved tax subject matter resources in considering the applicable tax laws, the pending appeal and the current status of legal precedent relevant to the appeals. • Evaluated the sufficiency of the Company's legal and regulatory proceedings disclosures in the consolidated financial statements. • We evaluated the reasonableness of management's impairment estimate and accrual of additional income tax liability. /s/ ArmaninoLLP San Jose, California February 25, 2022 We began serving as the Company's auditor in 2020. In 2022, we became the predecessor auditor. Table of Contents 50

FINANCIAL INFORMATION IMMERSION CORPORATION CONSOLIDATED BALANCE SHEETS (In thousands) December 31, 2022 December 31, 2021 ASSETS Current assets: Cash and cash equivalents $ 48,820 $ 51,490 Investments-current 100,918 86,431 Accounts and other receivables 1,235 1,970 Prepaid expenses and other current assets 9,347 13,432 Total current assets 160,320 153,323 Property and equipment, net 293 444 Investments-noncurrent 17,040 7,286 Long-term deposits 4,324 9,658 Deferred tax assets 7,217 2,115 Other assets 916 2,694 Total assets $ 190,110 $ 175,520 LIABILITIES AND STOCKHOLDERS’ EQUITY Current liabilities: Accounts payable $ 86 $ 2 Accrued compensation 2,029 555 Deferred revenue-current 4,766 4,826 Other current liabilities 12,465 11,247 Total current liabilities 19,346 16,630 Deferred revenue - noncurrent 12,629 16,699 Other long-term liabilities 435 896 Total liabilities 32,410 34,225 Commitments and contingencies (Note 5) Stockholders’ equity: Common stock and additional paid-in capital – $0.001 par value; 100,000,000 shares authorized; 46,974,629 and 46,534,198 shares issued, respectively; 32,247,047 and 34,390,765 shares outstanding, respectively 322,714 323,296 Accumulated other comprehensive income 202 412 Accumulated deficit (70,016) (100,680) Treasury stock at cost: 14,727,582 and 12,143,433 shares, respectively (95,200) (81,733) Total stockholders’ equity 157,700 141,295 Total liabilities and stockholders’ equity $ 190,110 $ 175,520 See accompanying Notes to Consolidated Financial Statements. Table of Contents 51

IMMERSION CORPORATION CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (In thousands, except per share amounts) Years Ended December 31, 2022 2021 Revenues: Royalty and license $ 38,178 $ 34,689 Development, services, and other 283 400 Total revenues 38,461 35,089 Costs and expenses: Cost of revenues 4 88 Sales and marketing 1,215 3,241 Research and development 1,380 4,150 General and administrative 11,442 9,835 Total costs and expenses 14,041 17,314 Operating income 24,420 17,775 Interest and other income (loss), net 2,838 374 Other income (expense), net (293) (859) Income before benefit from (provision for) income taxes 26,965 17,290 Benefit from (provision for) income taxes 3,699 (4,806) Net income $ 30,664 $ 12,484 Basic net income per share $ 0.92 $ 0.40 Shares used in calculating basic net income per share 33,280 31,459 Diluted net income per share $ 0.92 $ 0.39 Shares used in calculating diluted net income per share 33,508 31,769 Deferred gains (losses) on available-for-sale marketable debt securities (944) $ 290 Realized gains on available-for-sale marketable debt securities reclassified to net income 734 $ — Total comprehensive income $ 30,454 $ 12,774 See accompanying Notes to Consolidated Financial Statements. Table of Contents 52

Table of Contents

IMMERSION CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except number of shares)

	Common Stock and Additional Paid-In Capital		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Treasury Stock		Total Stockholders' Equity
	Shares	Amount			Shares	Amount	
Balances at December 31, 2020	39,161,214	$ 258,756	$ 122	$ (113,164)	12,143,433	$ (81,733)	$ 63,981
Net income	—	—	—	12,484	—	—	12,484
Unrealized gain on available-for-sale securities, net of taxes	—	—	290	—	—	—	290
Exercise of stock options, net of shares withheld for employee taxes	325,737	2,864	—	—	—	—	2,864
Release of restricted stock units and awards	477,605	—	—	—	—	—	—
Issuance of stock for ESPP purchase	25,033	150	—	—	—	—	150
Shares issued in connection with public offering, net of offering costs	6,544,609	59,188	—	—	—	—	59,188
Stock-based compensation	—	2,338	—	—	—	—	2,338
Balances at December 31, 2021	46,534,198	323,296	412	(100,680)	12,143,433	(81,733)	141,295
Net income	—	—	—	30,664	—	—	30,664
Unrealized gains (losses) on available-for-sale securities, net of taxes	—	—	(210)	—	—	—	(210)
Stock repurchases	—	—	—	—	2,542,065	(13,238)	(13,238)
Release of restricted stock units and awards net of shares withheld for tax liabilities	398,152	—	—	—	42,084	(229)	(229)
Issuance of stock for ESPP purchase	11,416	51	—	—	—	—	51
Shares issued to an employee in lieu of cash compensation	30,863	157	—	—	—	—	157
Shares issued in connection with public offering, net of issuance costs	—	5	—	—	—	—	5
Stock-based compensation	—	3,417	—	—	—	—	3,417
Cash dividend declared	—	(4,212)	—	—	—	—	(4,212)
Balances at December 31, 2022	46,974,629	$ 322,714	$ 202	$ (70,016)	$ 14,727,582	$ (95,200)	$ 157,700

See accompanying Notes to Consolidated Financial Statements.

53

IMMERSION CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) Years Ended December 31, 2022 2021 Cash flows provided by (used in) operating activities: Net income $ 30,664 $ 12,484 Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities: Depreciation of property and equipment 140 99 Reduction in carrying value of right of use assets 672 663 Stock-based compensation 3,417 2,338 Net (gain) loss on investment in marketable securities 7,884 (479) Net losses (gains) on derivative instruments (4,831) 1,364 Impairment of long-term deposits — 2,166 Foreign currency remeasurement losses 145 635 Deferred income taxes (5,101) 531 Shares issued to an employee in lieu of cash compensation 157 — Other 23 23 Changes in operating assets and liabilities: Accounts and other receivables 735 248 Prepaid expenses and other current assets 4,085 (823) Long-term deposits 5,196 110 Other assets 1,226 2,952 Accounts payable 84 (148) Accrued compensation 1,474 (446) Other current liabilities (1,775) 2,205 Deferred revenue (4,130) (4,982) Other long-term liabilities 81 (1,491) Net cash and cash equivalents provided by operating activities 40,146 17,449 Cash flows provided by (used in) investing activities: Purchases of marketable securities and other investments (151,306) (109,408) Proceeds from sale or maturities of marketable securities and other investments 119,714 17,156 Proceeds from sale of derivative instruments 16,265 18,919 Payments for settlement of derivative instruments (14,052) (14,016) Purchases of property and equipment (30) (335) Proceeds from sale of fixed assets 4 — Net cash and cash equivalents used in investing activities (29,405) (87,684) Cash flows provided by (used in) financing activities: Payment for purchases of treasury stock (13,238) — Shares withheld to cover payroll taxes (229) — Proceeds from issuance of common stock, net of issuance costs 5 59,189 Proceeds from issuance of common stock under employee stock purchase plan 51 150 Proceeds from stock options exercises — 2,864 Net cash and cash equivalents provided by (used in) financing activities (13,411) 62,203 Net decrease in cash and cash equivalents (2,670) (8,032) Cash and cash equivalents: Beginning of period 51,490 59,522 End of period $ 48,820 $ 51,490 See accompanying Notes to Consolidated Financial Statements. Table of Contents 54

IMMERSION CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) Years Ended December 31, 2022 2021 Supplemental disclosure of cash flow information: Cash paid for income taxes $ 1,408 $ 88 Supplemental disclosure of non-cash investing, and financing activities: Dividends declared but not yet paid $ 4,212 $ — Leased assets obtained in exchange for new operating lease liabilities $ 120 $ — Table of Contents 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 1. SIGNIFICANT ACCOUNTING POLICIES Description of Business Immersion Corporation (the "Company", "Immersion", "we" or "us") was incorporated in 1993 in California and reincorporated in Delaware in 1999. We focus on the creation, design, development, and licensing of innovative haptic technologies that allow people to use their sense of touch more fully as they engage with products and experience the digital world around them. We have adopted a business model that provides advanced tactile software, related tools, technical assistance designed to help integrate our patented technology into our customers’ products or enhance the functionality of our patented technology to certain customers, and offers licenses to our patented technology to other customers. Impact of COVID-19 The outbreak of coronavirus ("COVID-19") caused governments and public health officials around the world to implementing stringent measures to help control the spread of the virus. In response to the COVID-19 pandemic, we implemented work-from-home and restricted travel policies in the first quarter of 2020, but have since lifted our travel restriction and our employees now work both from the office and from home. In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) for Canadian employers whose businesses were affected by the COVID-19 pandemic. The CEWS provides a subsidy of up to 75% of eligible employees’ employment insurable remuneration, subject to certain criteria. We applied for the CEWS to the extent we met the requirements to receive the subsidy. During the year ended December 31, 2021 we recognized $0.3 million in government subsidies as a reduction to operating expenses in the Consolidated Statements of Income and Comprehensive Income. We did not recognize for any government subsidy during the year ended December 31, 2022. Principles of Consolidation and Basis of Presentation The accompanying consolidated financial statements include the accounts of Immersion and our wholly-owned subsidiaries. All intercompany accounts, transactions, and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform with the current year presentation. Use of Estimates The preparation of consolidated financial statements in conformity with the generally accepted accounting principles in the United States ("GAAP") requires estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results may differ materially from these estimates On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, fair value of financial instruments, property and equipment, income taxes, contingent liabilities, long-term deposits for withholding taxes and stock-based compensation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Foreign Currency Translation The functional currency of our foreign subsidiaries is U.S. dollars. Gains and losses from the remeasurement financial statements of the foreign subsidiaries into the U.S. dollars and from foreign currency transaction are reported as Other income (expense), net in our Consolidated Statements of Income and Other Comprehensive Income. Table of Contents 56

Revenue Recognition Our revenue is primarily derived from fixed fee license agreements and per-unit royalty agreements, along with less significant revenue earned from development, services and other revenue. Fixed fee license revenue We recognize revenue from a fixed fee license agreement when we have satisfied our performance obligations, which typically occurs upon the transfer of rights to our technology upon the execution of the license agreement. However, in certain contracts, we grant a license to our existing patent portfolio at the inception of the license agreement as well as rights to the portfolio as it evolves throughout the contract term. For such arrangements, we have concluded that there are two separate performance obligations: • Performance Obligation A: Transfer of rights to our patent portfolio as it exists when the contract is executed; • Performance Obligation B: Transfer of rights to our patent portfolio as it evolves over the term of the contract, including access to new patent applications that the licensee can benefit from over the term of the contract. If a fixed fee license agreement contains only Performance Obligation A, we recognize the revenue from the agreement at the inception of the contract. For fixed fee license agreements that contain both Performance Obligation A and B, we allocate the transaction price based on the standalone price for each of the two performance obligations. We use a number of factors primarily related to the attributes of our patent portfolio to estimate standalone prices related to Performance Obligation A and B. Once the transaction price is allocated, the portion of the transaction price allocable to Performance Obligation A is recognized in the period the license agreement is signed and the customer can benefit from rights provided in the contract. The portion allocable to Performance Obligation B is recognized on a straight-line basis over the contract term which best represents the ongoing and continuous nature of the patent prosecution process. For such contracts, a contract liability account is established and included within Deferred revenue on the Consolidated Balance Sheets. As the rights and obligations in a contract are interdependent, contract assets and contract liabilities that arise in the same contract are presented on a net basis. Some of our license agreements contain fixed fees related to past infringements. Such fixed fees are recognized as revenue or recorded as a deduction to our operating expense in the quarter the license agreement is signed. Payments for fixed fee license contracts typically are due in full within 30 - 45 days from execution of the contract. From time to time, we enter into a fixed fee license contract with payments due in a number of installments payable throughout the contract term. In such cases, we determine if a significant financing component exists and if it does, we will recognize more or less revenue and corresponding interest expense or income, as appropriate. Per-unit Royalty revenue We record per-unit royalty revenue in the same period in which the licensee’s underlying sales occur. When we do not receive the per-unit licensee royalty reports for sales during a given quarter within the time frame that allows us to adequately review the reports and include the actual amounts in our quarterly results for such quarter, we accrue the related revenue based on estimates of our licensees’ underlying sales, subject to certain constraints on our ability to estimate such amounts. We develop such estimates based on a combination of available data including, but not limited to, approved customer forecasts, a look back at historical royalty reporting for each of our customers, and industry information available for the licensed products. As a result of accruing per-unit royalty revenue for the quarter based on such estimates, adjustments will be required in the following quarter to true up revenue to the actual amounts reported by its licensees. In 2022, we recorded $0.3 million, $0.5 million and $0.5 million adjustments to increase royalty revenue in the first, second and fourth quarters, respectively. In the third quarter of 2022, we recorded adjustments of $0.2 million to decrease royalty revenue. In 2021, we recorded $0.5 million, $0.5 million and $0.1 million adjustments to decrease royalty revenue in the first, third and fourth quarters, respectively. In the second quarter of 2021, we recorded adjustments of $2.0 million to increase royalty revenue. Certain of our per-unit royalty agreements contain minimum royalty provisions which sets forth minimum amounts to be received by us during the contract term. Under Accounting Standard Codification 606, Revenue from Contracts with Customers, (“ASC 606”), minimum royalties are considered a fixed transaction price to which we have a right once all other performance obligations, if any, are satisfied. We recognize all minimum royalties as revenue at the inception of the license agreement, or in the period in which all remaining revenue recognition criteria have been met. We account for the unbilled Table of Contents 57 minimum royalties as contract assets as Prepaid and other current assets and Other assets, net on our Consolidated Balance Sheets, and the balance of such contract assets will be reduced by the actual royalties to be reported by the licensee during the contract term until fully utilized, after which point any excess per-unit royalties reported are recognized as revenue. As the rights and obligations in a contract are interdependent, contract assets and contract liabilities that arise in the same contract are presented on a net basis. Payments of per-unit royalties typically are due within 30 to 60 days from the end of the quarter in which the underlying sales took place. Development, services, and other revenue As the performance obligation related to our development, service and other revenue is satisfied over a period of time, we recognize such revenue evenly over the period of performance obligations, which is generally consistent with the contractual term. Deferred Revenue Deferred revenue consists of amounts that have been invoiced or paid, but have not been recognized as revenue. The amounts are primarily derived from our fixed license fee agreements under which we are obliged to transfer both rights to our patent portfolio that exists when the contract is executed and rights to its patent portfolio as it evolves over the contract term. Deferred revenue that will be recognizable during the succeeding 12-month period is recorded as Deferred Revenue- current, and the remaining deferred revenue is recorded as Deferred revenue noncurrent on the Consolidated Balance Sheets. Capitalized Contract Costs We capitalize certain incremental costs incurred, such as commissions, in order to obtain new contracts with our customers if we expect to recover these costs. The capitalized contract costs are amortized on a straight-line basis over the term of the contract. Fair Value Measurement We measure the fair value of financial assets as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use the GAAP fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of the fair value hierarchy are as follows: Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data. Level 3 — Unobservable inputs for the asset or liability, which include assumptions market participants would use in pricing the asset or liability. Cash Equivalents We consider all highly liquid instruments with an original or remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Certificates of deposit Certificate of deposits are reported at fair value and classified as current or noncurrent assets based on their initial and remaining maturity days at purchase. Certificates of deposit with original or remaining maturity days of 90 days or less are reported as cash equivalents, between 91 days and 1 year are reported as Investment- current. Certificates of deposit with longer than 1-year remaining term are reported as Investments - noncurrent on the Consolidated Balance Sheets. Table of Contents 58

Investments in Marketable Securities Equity Securities We hold marketable equity investments over which we do not have a controlling interest or significant influence. Our investments in marketable equity securities are classified based on the nature of the securities and their availability for use in current operations. As of December 31, 2022, our marketable equity securities primarily consisted of mutual funds and corporate common and preferred stocks. Marketable equity investments are reported as Investment-current on the Consolidated Balance Sheets. They are measured using quoted prices in active markets with changes recorded in Other income (expense), net on the Consolidated Statements of Income and Other Comprehensive Income. Debt Securities Debt securities primarily consist of investments in corporate bonds and U.S. treasury securities. Our investments in marketable debt securities have been classified and accounted for as available-for-sale. We report our marketable debt securities as either Investments-current or Investments-noncurrent on our Consolidated Balance Sheets based on each instrument’s underlying contractual maturity date and management's intended holding period. Unrealized gains and losses on marketable debt securities classified as available-for-sale are recognized as Other comprehensive income (loss) on the Consolidated Statements of Income and Comprehensive Income. We may sell certain marketable debt securities prior to their stated maturities for reasons including, but not limited to, managing liquidity, credit risk, duration and asset allocation. If quoted prices for identical instruments are available in an active market, debt securities are classified within Level 1 of the fair value hierarchy. If quoted prices for identical instruments in active markets are not available, fair values are estimated using quoted prices of similar instruments and are classified within Level 2 of the fair value hierarchy. To date, all of our debt securities can be valued using one of these two methodologies. Derivative Financial Instruments We invest in derivatives that are not designated as hedging instruments and which consist of call and put options. When we sell call or put options, the premium received is reported as Other current liabilities on our Consolidated Balance Sheets. When we purchase put or call options, the premium paid is reported as Investments-current on our Consolidated Balance Sheets. The carrying value of these options is adjusted to the fair value, measured using the practical expedient of the midpoint of the bid- ask spread, at the end of each reporting period until the options expire. Gains and losses recognized from the periodic adjustments to fair value are recognized as Interest and other income (loss), net on our Consolidated Statements of Income and Comprehensive Income. Accounts and Other Receivables Accounts and other receivables are primarily comprised of trade receivables that are recorded at the invoice amount, net of an allowance for credit losses. We assess our allowance for credit losses on trade receivables by taking into consideration forecasts of future economic conditions, information about past events, such as our historical trend of write-offs, and customer- specific circumstances, such as bankruptcies and disputes. The allowance for credit losses on trade receivables is recorded in operating expenses on our Consolidated Statements of Income and Comprehensive Income. Property and Equipment, Net Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using straight-line method over the estimated useful life of the related assets. Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Table of Contents 59

The estimated useful lives are typically as follows: Computer equipment and purchased software 3 years Machinery and equipment 3-5 years Furniture and fixtures 5 years Leasehold improvements are amortized over the shorter of the lease term or their estimated useful life. Total depreciation expenses for property and equipment for years ended December 31, 2022, and 2021 were $0.1 million and $0.1 million, respectively. Leases We lease our office space under lease arrangements with expiration dates on or before April 25, 2024. Operating leases are accounted for as right-of-use (“ROU”) assets and lease liability obligations in our Consolidated Balance Sheets under Other assets, net, Other current liabilities and Other long-term liabilities, respectively. ROU assets and lease liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. We elect to combine lease and non-lease components and account for them as a single lease component. As our leases typically do not provide an implicit rate, we estimate our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. ROU assets also include any lease payments made and exclude lease incentives and direct costs. Lease expense is recognized on a straight-line basis over the lease term. We elected to not present leases with an initial term of 12 months or less on our Consolidated Balance Sheets. Variable lease payments primarily include reimbursements of costs incurred by lessors for common area maintenance and utilities and are expensed as incurred and are not included within the ROU asset and lease liability calculation. Advertising Advertising costs are expensed as incurred. Advertising expenses for the years ended December 31, 2022, and 2021 were zero and $0.2 million, respectively. Research and Development Research and development expenses primarily consisted of personnel-related costs, including payroll and stock-based compensation, outside consulting expenses and allocations of corporate overhead expenses. Research and development costs are expensed as incurred. Legal Proceedings and Litigations We are involved in legal proceedings on an ongoing basis. If we believe that a loss arising from such matters is probable and can be reasonably estimated, we accrue the estimated loss in our Consolidated Financial Statements. If only a range of estimated losses can be determined, we accrue an amount within the range that, in our judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, we accrue the low end of the range. Patent Defense Costs Costs associated with patent applications, patent prosecution, patent defense and the maintenance of patents are charged to expense as incurred. Income Taxes We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized and are reversed at such a time that realization is believed to be more- likely-than-not. Table of Contents 60

Stock-based Compensation We recognize stock-based compensation cost for shares, net of estimated forfeiture over the requisite service period of the award, which is the vesting period. We use the Black-Scholes Merton option pricing model to determine the fair value of stock options and employee stock purchase plan shares. We estimate the fair value of market-performance based stock options and restricted stock units using a Monte Carlo simulation model which requires the input of assumptions, including expected term, stock price volatility and the risk-free rate of return. In addition, judgment is also required in estimating the number of stock- based awards that are expected to be forfeited. Forfeitures are estimated based on historical experience at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Concentrations of Credit Risk and Significant Customers Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities, and accounts and other receivables. Deposits held by banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand. We are subject to a concentration of revenues given certain key licensees that contributed a significant portion of our total revenues. See Note 12. Segment Reporting, Geographic Information and Significant Customers of the Notes to Consolidated Financial Statements for more details on customer revenue concentration. We license technology primarily to companies in North America, Europe, and Asia. To reduce credit risk, management performs periodic credit evaluations of the financial conditions of our customer. We periodically evaluate potential credit losses to ensure adequate reserves are maintained, but historically we have not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. As such, our reserves for credit losses for the years ended December 31, 2022 and December 31, 2021 were not material due to our low credit risk. Certain Significant Risks and Uncertainties We operate in multiple industries and our operations can be affected by a variety of factors. For example, management believes that changes in any of the following areas could have a negative effect on our future financial position and results of operations: the impact of COVID-19 on our business, and the impact of COVID-19 on our customers, suppliers, and on the economy in general; our strategy and our ability to execute our business plan; our competition and the market in which we operate; our customers and suppliers; our revenue, trends related thereto and the recognition and components thereof; our costs and expenses; including capital expenditures; our investment of surplus funds and sales of marketable securities; seasonality and demand; our investment in research and technology development; changes to general and administrative expenses; our foreign operations and the reinvestment of our earnings related thereto; our investment in and protection of our IP; our employees; capital expenditures and the sufficiency of our capital resources; unrecognized tax benefit and tax liabilities; the impact of changes in interest rates and foreign exchange rates, as well as our plans with respect to foreign currency hedging in general; changes in laws and regulations; including with respect to taxes; our plans related to and the impact of current and future litigation and arbitration; our sublease and the timing and income related thereto; and our stock repurchase and equity distribution programs and equity distribution programs. Segment Information We operate as one operating segment because our Chief Executive Officer, as our chief operating decision maker, reviews financial information, on a consolidated basis for purposes of making decisions regarding allocating resources and assessing performance. Our chief operating decision maker (“CODM”) is the Chief Executive Officer. The CODM approves budgets and allocates resources to and assesses our business performance using information about our revenue and operating loss. There is only one segment that is reported to management. Table of Contents 61

Recently Adopted Accounting Pronouncements In November 2021, Financial Accounting Standard Board ("FASB") issued ASU 2021-10, Government Assistance (Topic 832), which requires annual disclosures that increase the transparency of transactions involving government grants, including the types of transactions, the accounting for those transactions, and the effect of those transactions on an entity’s financial statements. This new standard became effective for annual periods beginning after December 15, 2021. We adopted this new guidance in the first quarter of 2022. This adoption did not have a material impact on our consolidated financial statements. 2. REVENUE RECOGNITION Disaggregated Revenue The following table presents the disaggregation of our revenue for the years ended December 31, 2022, and 2021 (in thousands): Years Ended December 31, 2022 2021 Fixed fee license revenue $ 11,953 $ 5,843 Per-unit royalty revenue 26,225 28,846 Total royalty and license revenue 38,178 34,689 Development, services, and other revenue 283 400 Total revenues $ 38,461 $ 35,089 Contract Assets As of December 31, 2022, 2021 and 2020, we had contract assets of $7.7 million, $12.4 million and $11.6 million included within Prepaid expenses and other current assets, respectively. As of December 31, 2022, 2021 and 2020, $0.5 million and $1.7 million and $4.6 million included within Other assets on the Consolidated Balance Sheets, respectively. Contract assets decreased by $5.9 million from January 1, 2022 to December 31, 2022, primarily due to actual royalties billed and the reduction in contact assets balance following our settlement agreement with Marquardt GmbH. Contract assets decreased by $2.0 million from January 1, 2021 to December 31, 2021, primarily due to actual royalties billed during the year. Deferred Revenue Based on contracts signed and payments received as of December 31, 2022, we expect to recognize $17.4 million in revenue related to Performance Obligation B under our fixed fee license agreements, which are satisfied over time, including $11.7 million over one to three years and $5.7 million over more than three years. As of December 31, 2021, total deferred revenue was $21.5 million. In 2022, we recorded a $0.8 million increase in deferred revenue as a result to a new contract with a customer. We recognized $4.9 million of deferred revenue during 2022. As December 31, 2020, total deferred revenue was $26.4 million. 3. INVESTMENTS AND FAIR VALUE MEASUREMENTS Marketable Securities We invest surplus funds in excess of operational requirements in a diversified portfolio of marketable securities, with the objectives of delivering competitive returns, maintaining a high degree of liquidity, and seeking to avoid the permanent impairment of principal. We regularly review our investment portfolio to identify and evaluate investments that have indicators of possible impairment. Investments are considered impaired when a decline in fair value is judged to be other-than-temporary. If the cost of an individual investment exceeds its fair value, we evaluate, among other factors, general market conditions, the duration and Table of Contents 62 extent to which the fair value is less than cost, and our intent and ability to hold the investment. Once a decline in fair value is determined to be other-than-temporary, we will record an impairment charge and establish a new cost basis for the investment. Marketable securities as of December 31, 2022, and December 31, 2021, consisted of the following (in thousands): December 31, 2022 Cost or Amortized Cost Unrealized Gains Unrealized Losses Fair Value Mutual funds $ 26,352 $ — $ (3,143) $ 23,209 U.S. treasury securities 25,640 182 (24) 25,798 Corporate bonds 13,496 48 (106) 13,438 Equity securities 53,273 2,776 (5,836) 50,213 $ 118,761 $ 3,006 $ (9,109) $ 112,658 December 31, 2021 Cost or Amortized Cost Unrealized Gains Unrealized Losses Fair Value Mutual funds $ 50,000 $ — $ (338) $ 49,662 Corporate bonds 6,996 290 — 7,286 Equity securities 38,100 — (1,331) 36,769 $ 95,096 $ 290 $ (1,669) $ 93,717 As of December 31, 2022, and December 31, 2021, marketable securities are as follows (in thousands): December 31, 2022 Marketable Equity Securities Marketable Debt Securities Total Mutual funds $ 23,209 $ — $ 23,209 U.S. treasury securities — 25,798 25,798 Equity securities 50,213 — 50,213 Corporate bonds — 13,438 13,438 $ 73,422 $ 39,236 $ 112,658 December 31, 2021 Marketable Equity Securities Marketable Debt Securities Total Mutual funds $ 49,662 $ — $ 49,662 Equity securities 36,769 — 36,769 Corporate bonds — 7,286 7,286 $ 86,431 $ 7,286 $ 93,717 Table of Contents 63

The amortized costs and fair value of marketable debt securities, by contractual maturity, as of December 31, 2022 (in thousands) are as follows: December 31, 2022 Amortized Cost Fair Value Less than 1 year $ 22,014 $ 22,196 1 to 5 years 12,086 11,973 More than 5 years 5,036 5,067 Total $ 39,136 $ 39,236 Derivative Financial Instruments Our derivative instruments consisted of call and put options sold at their fair value as of the balance sheet date. These derivative instruments are reported as Other current liabilities on our Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021 (in thousands): December 31, 2022 Cost Unrealized Losses Fair Value Derivative instruments $ 2,987 $ 662 $ 3,649 $ 2,987 $ 662 $ 3,649 December 31, 2021 Cost Unrealized Gains Fair Value Derivative instruments $ 6,370 $ (103) $ 6,267 $ 6,370 $ (103) $ 6,267 A summary of realized and unrealized gains and losses from our equity securities and derivative instruments are as follows (in thousands): Years Ended December 31, 2022 2021 Net unrealized losses recognized on marketable equity securities $ (4,533) $ (1,669) Net realized gains (losses) recognized on marketable equity securities (4,085) 2,148 Net realized gains (losses) recognized on derivative instruments 5,493 (1,467) Net unrealized gains (losses) recognized on derivative instruments (662) 103 Net realized gains recognized on marketable debt securities 734 — Total net gains (losses) recognized in interest and other income (loss), net $ (3,053) $ (885) Fair Value Measurements Our financial instruments measured at fair value on a recurring basis consisted of money-market funds, mutual funds, equity securities, corporate debt securities and derivatives. Equity securities are classified within Level 1 of the fair value hierarchy as they are valued based on quoted market price in an active market. Corporate debt securities and derivative instruments are valued based on quoted prices in markets that are less active, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency are generally classified within Level 2 of the fair value hierarchy. Table of Contents 64

Financial instruments valued based on unobservable inputs which reflect the reporting entity’s own assumptions or data that market participants would use in valuing an instrument are generally classified within Level 3 of the fair value hierarchy. We did not hold Level 3 financial instruments as of December 31, 2022, and December 31, 2021. Financial instruments measured at fair value on a recurring basis as of December 31, 2022, and December 31, 2021 are classified based on the valuation technique in the table below (in thousands): December 31, 2022 Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Total Assets: Certificates of deposit $ — $ 5,300 $ — $ 5,300 U.S. treasury securities — 25,798 — 25,798 Mutual funds 23,209 — — 23,209 Equity securities 50,213 — — 50,213 Corporate bonds — 13,438 — 13,438 Total assets at fair value $ 73,422 $ 44,536 $ — $ 117,958 Liabilities Derivative instruments $ — $ 3,649 $ — $ 3,649 Total liabilities at fair value $ — $ 3,649 $ — $ 3,649 December 31, 2021 Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Total Assets: Mutual funds $ 49,662 $ — $ — 49,662 Equity securities 36,769 — — 36,769 Corporate bonds — 7,286 — 7,286 Total assets at fair value $ 86,431 $ 7,286 $ — $ 93,717 Liabilities Derivative instruments $ — $ 6,267 $ — $ 6,267 Total liabilities at fair value $ — $ 6,267 $ — $ 6,267 If quoted prices for identical instruments are available in an active market, debt securities are classified within Level 1 of the fair value hierarchy. If quoted prices for identical instruments in active markets are not available, fair values are estimated using quoted prices of similar instruments and are classified within Level 2 of the fair value hierarchy. To date, all of our debt securities can be valued using one of these two methodologies. Table of Contents 65

Our derivative financial instruments are classified within Level 2 of the fair value hierarchy because the valuation inputs are based on quoted prices and market observable data of similar instruments in active markets. 4. BALANCE SHEETS DETAILS Cash and Cash Equivalents Cash and cash equivalents were as follow (in thousands): December 31, 2022 December 31, 2021 Cash $ 9,630 $ 51,490 Certificates of deposit (1) 25,604 — Money market funds 13,586 — Cash and cash equivalents $ 48,820 $ 51,490 (1) Represents certificates of deposit with initial or remaining maturity days of 90 days or less. Investments - Current Investments - current were as follows (in thousands): December 31, 2022 December 31, 2021 Certificates of deposit (2) $ 5,300 $ — U.S. treasury securities 22,196 — Marketable securities 73,422 86,431 Short-term investments $ 100,918 $ 86,431 (2) Represents investments with remaining maturity days between 91 days and one year. Accounts and Other Receivables Accounts and other receivables were as follows (in thousands): December 31, 2022 December 31, 2021 Trade accounts receivables $ 1,003 $ 1,235 Other receivables 232 735 Accounts and other receivables $ 1,235 $ 1,970 Allowance for credit losses as of December 31, 2022, and December 31, 2021, were not material. Table of Contents 66

Prepaid Expenses and Other Current Assets Prepaid expenses and other current assets were as follows (in thousands): December 31, 2022 December 31, 2021 Prepaid expenses $ 1,576 $ 798 Contract assets - current 7,671 12,448 Other current assets 100 186 Prepaid expenses and other current assets $ 9,347 $ 13,432 Investments - noncurrent Investments- noncurrent are as follows (in thousands): December 31, 2022 December 31, 2021 U.S. treasury securities $ 3,602 $ — Marketable debt securities 13,438 7,286 Investments- noncurrent $ 17,040 $ 7,286 Other Assets Other assets are as follows (in thousands): December 31, 2022 December 31, 2021 Contract assets - long-term 545 1,746 Lease right-of-use assets 360 912 Other assets 11 36 Total other assets $ 916 $ 2,694 Other Current Liabilities Other current liabilities are as follows (in thousands): December 31, 2022 December 31, 2021 Derivative instruments $ 3,649 $ 6,267 Lease liabilities - current 486 1,098 Income taxes payable 2,700 2,057 Other current liabilities 1,418 1,825 Total other current liabilities $ 12,465 $ 11,247 5. CONTINGENCIES From time to time, we receive claims from third parties asserting that our technologies, or those of our licensees, infringe on the other parties’ IP rights. Management believes that these claims are without merit. Additionally, periodically, we are involved in routine legal matters and contractual disputes incidental to our normal operations. In management’s opinion, unless we disclosed otherwise, the resolution of such matters will not have a material adverse effect on our consolidated financial condition, results of operations, or liquidity. Table of Contents 67

In the normal course of business, we provide indemnification of varying scope to customers, most commonly to licensees in connection with licensing arrangements that include our IP, although these provisions can cover additional matters. Historically, costs related to these guarantees have not been significant, and we are unable to estimate the maximum potential impact of these guarantees on its future results of operations. Samsung Electronics Co. v. Immersion Corporation and Immersion Software Ireland Limited On April 28, 2017, Immersion and Immersion Software Ireland Limited (collectively referred to as “Immersion” in this section) received a letter from Samsung Electronics Co. (“Samsung”) requesting that we reimburse Samsung with respect to withholding tax and penalties imposed on Samsung by the Korean tax authorities following an investigation where the tax authority determined that Samsung failed to withhold taxes on Samsung’s royalty payments to Immersion Software Ireland from 2012 to 2016. On July 12, 2017, on behalf of Samsung, Immersion filed an appeal with the Korea Tax Tribunal regarding their findings with respect to the withholding taxes and penalties. On September 29, 2017, Samsung filed an arbitration demand with the International Chamber of Commerce against us demanding that we reimburse Samsung for the imposed tax and penalties that Samsung paid to the Korean tax authorities. Samsung requested that we pay Samsung the amount of KRW7,841,324,165 (approximately $6.9 million) plus interest from and after May 2, 2017, plus the cost of the arbitration including legal fees. On October 18, 2018, the Korea Tax Tribunal held a hearing and on November 19, 2018, the Korea Tax Tribunal issued its ruling in which it decided not to accept our arguments with respect to the Korean tax authorities’ assessment of withholding tax and penalties imposed on Samsung. On behalf of Samsung, we filed an appeal with the Korea Administrative Court on February 15, 2019. On March 27, 2019, we received the final award relating to the arbitration demand that Samsung had filed on September 29, 2017. The award ordered Immersion to pay Samsung KRW7,841,324,165 (approximately $6.9 million as of March 31, 2019), which we paid on April 22, 2019, denied Samsung’s claim for interest from and after May 2, 2017; and ordered Immersion to pay Samsung’s cost of the arbitration in the amount of approximately $871,454, which was paid in 2019. On July 16, 2020, the Korea Administrative Court issued its ruling in which it ruled that the withholding taxes and penalties which were imposed by the Korean tax authorities on Samsung should be cancelled with some litigation costs to be borne by the Korean tax authorities. On August 1, 2020, the Korean tax authorities filed an appeal with the Korea High Court. The first hearing in the Korea High Court occurred on November 11, 2020. A second hearing occurred on January 13, 2021. A third hearing occurred on March 21, 2021. The Korea High Court had indicated that a final decision was originally expected on May 28, 2021, but instead, decided to hold a fourth hearing on July 9, 2021. On October 1, 2021, the Korea High Court issued its ruling in which it ruled that withholding taxes and penalties totaling approximately KRW6,186,218,586 (approximately $5.2 million) in national- level withholding tax and local withholding taxes imposed by the Korean tax authorities on Samsung for royalties paid to Immersion during the period of 2012 – 2014 be cancelled on the basis that the Korea tax authorities wrongfully engaged in a duplicative audit with respect to such time period. The Korea High Court also ruled that approximately KRW1,655,105,584 (approximately$1.4 million) of national-level withholding tax and local withholding taxes imposed by the Korean tax authorities on Samsung for royalties paid to Immersion during 2015 and 2016 be upheld in part on the basis that Immersion Software Ireland Limited did not have sufficient economic substance to be considered the beneficial owner of the royalties paid by Samsung to Immersion Software Ireland Limited. On or about October 22, 2021, the Korean tax authorities filed an appeal with the Korea Supreme Court with respect to certain portions of the Korea High Court decision and we filed an appeal with the Korea Supreme Court with respect to certain portions of the Korea High Court decision. On December 1, 2021, the Korean tax authorities submitted its brief to the Korea Supreme Court challenging the cancellation by the Korea High Court of a portion of the withholding tax imposed by the Korean tax authorities. On December 3, 2021, we submitted our own brief to the Korea Supreme Court providing arguments in support of our position that Immersion Software Ireland Limited has sufficient economic substance to be considered the beneficial owner of the royalties paid by Samsung to Immersion Software Ireland Limited. Such brief also provided arguments challenging the calculation of the imposed withholding tax upheld by the Korea High Court. On December 2021, the Korean tax authorities filed a rebuttal brief relating to our brief filed on December 3, 2021. On December 29, 2021, we filed our rebuttal brief relating to the Korean tax authorities’ brief filed on December 1, 2021. On February 24, 2022, the Korea Supreme Court issued a decision affirming the rulings of the Korea High Court. We believe that any impairment in the Long-term deposits associated with the rulings of the Korea High Court was appropriately reflected in the Consolidated Balance Sheets. Table of Contents 68

In the fourth quarter of 2021, we recorded an impairment charge of $1.4 million related to long-term deposits paid to Samsung. In March 2022, as a result of the Korea Supreme Court decision described above, we were reimbursed by Samsung in an amount equal to KRW6,088,855,388 (approximately $5 million) representing Korea national-level taxes, penalties and interest that were canceled by the Korea Supreme Court, which amount is net of $1.3 million of the impairment charge previously recorded in the fourth quarter of 2021. We were also reimbursed an additional KRW608,885,000 (approximately $0.5 million) representing local-level taxes, penalties and interest that were canceled by the Korea Supreme Court, which amount is net of $0.1 million of the impairment charge previously recorded in the fourth quarter of 2021. LGE Korean Withholding Tax Matter On October 16, 2017, we received a letter from LG Electronics Inc. (“LGE”) requesting that we reimburse LGE with respect to withholding tax imposed on LGE by the Korean tax authorities following an investigation where the tax authority determined that LGE failed to withhold on LGE’s royalty payments to Immersion Software Ireland from 2012 to 2014. Pursuant to an agreement reached with LGE, on April 8, 2020, we provided a provisional deposit to LGE in the amount of KRW 5,916,845,454 (approximately $5.0 million) representing the amount of such withholding tax that was imposed on LGE, which provisional deposit would be returned to us to the extent we ultimately prevail in the appeal in the Korea courts. In the second quarter of 2020, we recorded this deposit in Long-term deposits on our Consolidated Balance Sheets. In the event that we do not ultimately prevail in our appeal in the Korean courts, the deposit included in Long-term deposits would be recorded as additional income tax expense on our Consolidated Statements of Income and Comprehensive Income, in the period in which we do not ultimately prevail. On November 3, 2017, on behalf of LGE, we filed an appeal with the Korea Tax Tribunal regarding their findings with respect to the withholding taxes. The Korea Tax Tribunal hearing took place on March 5, 2019. On March 19, 2019, the Korea Tax Tribunal issued its ruling in which it decided not to accept our arguments with respect to the Korean tax authorities’ assessment of withholding tax and penalties imposed on LGE. On behalf of LGE, we filed an appeal with the Korea Administrative Court on June 10, 2019. The first hearing occurred on October 15, 2019. A second hearing occurred on December 19, 2019. A third hearing occurred on February 13, 2020. A fourth hearing occurred on June 9, 2020. A fifth hearing occurred on July 16, 2020. We anticipated a decision to be rendered on or about October 8, 2020, but the Korea Administrative Court scheduled and held a sixth hearing for November 12, 2020. A seventh hearing occurred on January 14, 2021. An eighth hearing occurred on April 8, 2021. A ninth hearing occurred on June 24, 2021. A tenth hearing occurred on September 13, 2021. An eleventh hearing occurred on November 15, 2021. A twelfth hearing occurred on December 23, 2021. The Court had indicated that it expected to render a decision on this matter by the end of February 2022. However, due to a reshuffling of judges, another hearing, which was originally scheduled for April 14, 2022, occurred on July 7, 2022. A thirteenth hearing occurred on October 27, 2022. A fourteenth hearing occurred November 24, 2022. The Court had indicated that it expected to render a decision on this matter by December 31, 2022, but had subsequently updated the parties to indicate that a decision on this matter is expected by February 16, 2023. On February 15, 2023, we were informed that the Court had scheduled another hearing for April 27, 2023. Based on the developments in these cases, we regularly reassess the likelihood that we will prevail in the claims from the Korean tax authorities with respect to the LGE case. To the extent that we determine that it is more likely than not that we will prevail against the claims from the Korean tax authorities, then no additional tax expense is provided for in our Consolidated Statements of Income and Comprehensive Income. In the event that we determine that it is more likely than not that we will not prevail against the claims from the Korean tax authorities, or a portion thereof, then we would estimate the anticipated additional tax expense associated with that outcome and record it as additional income tax expense in our Consolidated Statements of Income and Comprehensive Income in the period of the new determination. If the additional income tax expense was related to the periods assessed by Korean tax authorities and for which we recorded a Long-term deposits on our Consolidated Balance Sheets, then the additional income tax expense would be recorded as an impairment to the Long-term deposits. If the additional income tax expense was not related to the periods assessed by Korean tax authorities and for a which we recorded in Long-term deposits on our Consolidated Balance Sheets, then the additional income tax expense would be accrued as an Other current liabilities. In the event that we do not ultimately prevail in our appeal in the Korean courts with respect to this case, the applicable deposits included in Long-term deposits would be recorded as additional income tax expense on our Consolidated Statements of Income and Comprehensive Income, in the period in which we do not ultimately prevail. In the fourth quarter of 2021, we recorded an impairment charge of $0.8 million related to the long-term deposits paid to LGE. Table of Contents 69

Immersion Software Ireland Limited v. Marquardt GMBH On August 3, 2021, we filed an arbitration demand with the American Arbitration Association (the “AAA”) against Marquardt GmbH (“Marquardt”), one of our licensees in the automotive market. The arbitration demand had arisen out of that certain Amended and Restated Patent License Agreement (the “Marquardt License”), effective as of January 1, 2018, between us as licensor and Marquardt, as licensee. Pursuant to the arbitration demand, we demanded that Marquardt cure its breach of the Marquardt License and pay all royalties currently owed under the Marquardt License. Pursuant to the terms of the Marquardt License, we requested arbitration by a single arbitrator in Madison County, New York. On August 9, 2021, the AAA confirmed receipt of our arbitration demand dated August 3, 2021. On August 13, 2021, the AAA conducted an administrative conference call to discuss communications, mediation, tribunal appointment, place of arbitration, and other administrative topics. On September 15, 2021, Marquardt filed an answer to our arbitration demand with the AAA, in which Marquardt provided general denials of our claims and asserted a counterclaim for approximately $138,000 in royalties previously paid to us under the Marquardt License. On September 30, 2021, we filed an answer to Marquardt’s counterclaim in which we denied the allegations set forth in Marquardt’s counterclaim. A preliminary hearing occurred on December 6, 2021, during which the parties agreed to explore mediation and the arbitrator set forth a schedule relating to the arbitration. A mediation session occurred during the period of March 14-16, 2022. At the mediation, we entered into a binding settlement term sheet with Marquardt pursuant to which we agreed to cause our arbitration demand to be dismissed. In exchange, Marquardt agreed to the prepayment of certain royalties otherwise payable under the Marquardt License. Additionally on April 4, 2022, we entered into an amendment to the Marquardt License to reflect such payment and other related terms. On May 20, 2022, the parties submitted a stipulation of dismissal to the AAA dismissing with prejudice all claims brought by us against Marquardt in the arbitration. Immersion Corporation vs. Meta Platforms, Inc., f/k/a Facebook, Inc. On May 26, 2022, we filed a complaint against Meta Platforms, Inc. (formerly known as Facebook, Inc.) (“Meta”) in the United States District Court for the Western District of Texas. The complaint alleges that Meta’s augmented and virtual reality (“AR/VR”) systems, including the Meta Quest 2, infringe six of our patents that cover various uses of haptic effects in connection with such AR/VR systems. We are seeking to protect Meta from further infringement and to recover a reasonable royalty for such infringement. The complaint against Meta asserts infringement of the following patents: • U.S. Patent No. 8,469,806: “System and method for providing complex haptic stimulation during input of control gestures, and relating to control of virtual equipment” • U.S. Patent No. 8,896,524: “Context-dependent haptic confirmation system” • U.S. Patent No. 9,727,217: “Haptically enhanced interactivity with interactive content” • U.S. Patent No. 10,248,298: “Haptically enhanced interactivity with interactive content” • U.S. Patent No. 10,269,222: “System with wearable device and haptic output device” • U.S. Patent No. 10,664,143: “Haptically enhanced interactivity with interactive content” Meta responded to our complaint on August 1, 2022. On September 12, 2022, Meta filed a motion to transfer the lawsuit to the Northern District of California or, in the alternative, to the Austin Division of the Western District of Texas. Meta’s motion remains pending, and a hearing on the transfer motion occurred on January 23, 2023. In the meantime, claim construction briefing is closed, and fact discovery opened on February 7, 2023. The claim construction hearing is scheduled for March 6, 2023. Table of Contents 70

6. STOCK-BASED COMPENSATION Stock Options and Awards Our equity incentive program is a long-term retention program that is intended to attract, retain, and provide incentives for employees, consultants, officers, and directors and to align stockholder and employee interests. We may grant time-based options, market condition-based options, stock appreciation rights, restricted stock awards (“RSAs”), restricted stock units (“RSUs”), performance shares, market condition-based performance restricted stock units (“PSUs”), and other stock-based equity awards to employees, officers, directors, and consultants. On January 18, 2022, our stockholders approved the 2021 Equity Incentive Plan (the “2021 Plan"), which provides for a total number of shares reserved and available for grant and issuance equal to 3,525,119 shares plus up to an additional 855,351 shares that are subject to stock options or other awards previously granted under the 2011 Equity Incentive Plan. Under our equity incentive plans, stock options may be granted at prices not less than the fair market value on the date of the grant for stock options. Stock options generally vest over four years and expire seven years from the grant date. Market condition-based stock awards are subject to a market condition whereby the closing price of our common stock must exceed a certain level for a number of trading days within a specified time frame or the awards will be canceled before expiration. RSAs generally vests over one year. RSUs generally vest over three years. Awards granted other than a stock option or a stock appreciation right shall reduce the common stock shares available for grant by 1.75 shares for every share issued. A summary of our equity incentive program as of December 31, 2022, is as follows (in thousands): Common stock shares available for grant 631 Stock options outstanding 140 RSUs outstanding 887 RSAs outstanding 119 PSUs outstanding 615 Time-Based Stock Options The following summarizes activities for the time-based stock options for the year ended December 31, 2022: Number of Shares Underlying Stock Options (in thousands) Weighted Average Exercise Price Per Share Weighted Average Remaining Contractual Life (Years) Aggregate Intrinsic Value (in thousands) Outstanding at December 31, 2021 242 $ 8.04 4.44 $ — Granted — — Exercised — — Canceled or expired (102) 8.55 Outstanding as of December 31, 2022 140 $ 7.67 4.03 $ — Vested and expected to vest at December 31, 2022 137 $ 7.67 4.03 $ — Exercisable at December 31, 2022 102 $ 7.66 4.02 $ — The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the exercise price of our common stock for the options that were in-the-money. We did not grant stock options in the year ended December 31, 2022. Table of Contents 71

Restricted Stock Units The following summarizes RSU activities for the year ended December 31, 2022: Number of Restricted Stock Units (in thousands) Weighted Average Grant Date Fair Value Per Share Weighted Average Remaining Contractual Life (Years) Aggregate Intrinsic Value (in thousands) Outstanding at December 31, 2021 224 $ 6.66 0.56 $ 1,280 Granted 1,000 5.65 Released (271) 5.70 Forfeited (66) 6.04 Outstanding at December 31, 2022 887 $ 5.85 1.31 $ 6,226 The aggregate intrinsic value is calculated as the market value as of the end of the reporting period. Restricted Stock Awards The following summarizes RSA activities for the year ended December 31, 2022: Number of Restricted Stock Awards (in thousands) Weighted Average Grant Date Fair Value Per Share Weighted Average Remaining Recognition Period (Years) Outstanding at December 31, 2021 — $ — 0 Granted 233 5.13 Released (114) 4.78 Forfeited — — Outstanding at December 31, 2022 119 $ 5.47 0.39 Market Condition-Based Restricted Stock Units In the first quarter of 2022, we granted 600,000 shares of PSUs to certain members of our management team. Each PSU represents the right to one share of our common stock with vesting subject to: (a) the achievement of specified levels of the volume weighted average closing prices of our common stock during any 100 day-period between January 1, 2022 and January 1, 2027, subject to certification by the Compensation Committee (“Performance Milestones”); and (b) continued employment with us through the later of each achievement date or service vesting date, which occurs over a three (3) year period commencing on January 1, 2022. Table of Contents 72

The following summarizes PSU activities for the year ended December 31, 2022: Number of Market Condition- Based Restricted Stock Units (in thousands) Weighted Average Grant Date Fair Value Per Share Weighted Average Remaining Recognition Period (Years) Outstanding at December 31, 2021 67 $ 6.20 1.49 Granted 600 3.63 Released (11) 6.20 Forfeited (41) 6.20 Outstanding at December 31, 2022 615 $ 3.69 1.12 The assumptions used to value market condition-based restricted stock units granted during the year ended December 31, 2022 under our equity incentive program are as follows: Years Ended December 31, 2022 Expected life (in years) 1.2 Volatility 58% Interest rate 1.7% Dividend yield — Employee Stock Purchase Plan Under the 1999 Employee Stock Purchase Plan (“ESPP”), eligible employees may purchase common stock through payroll deductions at a purchase price of 85% of the lower of the fair market value of our common stock at the beginning of the offering period or the purchase date. Participants may not purchase more than 2,000 shares in a six-month offering period or purchase stock having a value greater than $25,000 in any calendar year as measured at the beginning of the offering period. A total of 1.0 million shares of common stock had been reserved for issuance under the ESPP. During the year ended December 31, 2022, 11,416 shares were purchased under the ESPP. As of December 31, 2022, 194,432 shares were available for future purchase under the ESPP. Effective February 1, 2023, our ESPP program was discontinued. Stock-based Compensation Expense Valuation and amortization methods Stock-based compensation is based on the estimated fair value of awards, net of estimated forfeitures, and recognized over the requisite service period. Estimated forfeitures are based on historical experience at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The stock-based compensation related to all of our stock-based awards and ESPP for the year ended December 31, 2022, and 2021 is as follows (in thousands): Table of Contents 73

Years Ended December 31, 2022 2021 Stock options $ 120 $ 386 RSUs, RSAs and PSUs 3,295 1,894 ESPP 2 58 Total $ 3,417 $ 2,338 Sales and marketing $ 61 $ 745 Research and development 117 742 General and administrative 3,239 851 Total $ 3,417 $ 2,338 As of December 31, 2022, there was $8.6 million of unrecognized compensation cost adjusted for estimated forfeitures related to non-vested stock options, RSUs, RSAs and PSUs granted to our employees and directors. This unrecognized compensation cost will be recognized over an estimated weighted-average period of approximately 2.1 years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures. 7. STOCKHOLDERS’ EQUITY Stock Repurchase Agreement On February 14, 2022, we entered into a Common Stock Repurchase Agreement (the “Agreement”) with Invenomic Capital Management LP. (“Invenomic”). Pursuant to the Agreement, we purchased 904,499 shares of our common stock from Invenomic at $4.725 per share, or an aggregate purchase price of $4.3 million. The closing price of our common stock on February 14, 2022 was $4.80 per share. We adopted a Section 382 Tax Benefits Preservation Plan on November 17, 2021 to diminish the risk we could experience an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended, which could substantially limit or permanently eliminate our ability to utilize its net operating loss carryovers to reduce potential future income tax obligations. Under this plan, a person who acquires, without the approval of our Board of Directors, beneficial ownership of 4.99% or more of the outstanding common stock could be subject to significant dilution. Following the repurchase, Invenomic’s holdings dropped to below 4.99% of the outstanding common stock. Stock Repurchase Program On February 23, 2022, our Board of Directors (the "Board") approved a stock repurchase program of up to $30.0 million of our common stock for a period of up to twelve months (the "February 2022 Stock Repurchase Program"). Any stock repurchases may be made through open market and privately negotiated transactions, at such times and in such amounts as management deems appropriate, including pursuant to one or more Rule 10b5-1 trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. Additionally, the Board authorized the use of any derivative or similar instrument to effect stock repurchase transactions, including without limitation, accelerated share repurchase contracts, equity forward transactions, equity option transactions, equity swap transactions, cap transactions, collar transactions, naked put options, floor transactions or other similar transactions or any combination of the foregoing transactions. The stock repurchase program was implemented as a method to return value to our stockholders. The timing, pricing and sizes of any repurchases will depend on a number of factors, including the market price of our common stock and general market and economic conditions. The stock repurchase program does not obligate us to repurchase any dollar amount or number of shares, and the program may be suspended or discontinued at any time. The February 2022 Stock Repurchase Program was terminated on December 29, 2022. In the year ended December 31, 2022, we repurchased 1,637,566 shares of our common stock for $8.9 million at an average purchase price of $5.46 per share. The February 2022 Stock Repurchase Program was terminated on December 29, 2022. Table of Contents 74

On December 29, 2022, the Board approved a stock repurchase program of up to $50.0 million of our common stock for a period of up to twelve months (the "December 2022 Stock Repurchase Program"), which terminated and superseded the stock repurchase program that had been approved by our Board of Directors on February 23, 2022. Any stock repurchases may be made through open market and privately negotiated transactions, at such times and in such amounts as management deems appropriate, including pursuant to one or more Rule 10b5-1 trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934. Additionally, the Board authorized the use of any derivative or similar instrument to effect stock repurchase transactions, including without limitation, accelerated share repurchase contracts, equity forward transactions, equity option transactions, equity swap transactions, cap transactions, collar transactions, naked put options, floor transactions or other similar transactions or any combination of the foregoing transactions. The stock repurchase program was implemented as a method to return value to our stockholders. The timing, pricing and sizes of any repurchases will depend on a number of factors, including the market price our common stock and general market and economic conditions. The stock repurchase program does not obligate us to repurchase any dollar amount or number of shares, and the program may be suspended or discontinued at any time. As of December 31, 2022, we have $50.0 million available for repurchase under the December 2022 Stock Repurchase Program. Dividends Payment On November 14, 2022, our Board of Directors ("Board") declared a quarterly dividend in the amount of $0.03 per share, which was paid on January 30, 2023, to stockholders of record on January 15, 2023. In addition, on December 29, 2022, our Board declared a special dividend in the amount of $0.10 per share, which was paid on January 30, 2023 to stockholders of record on January 15, 2023. On February 21, 2023, our Board declared a second quarterly dividend, in the amount of $0.03 per share, which will be paid on April 28, 2023 to stockholders of record on April 13, 2023. 8. INCOME TAXES Benefit from (provision for) income taxes the years ended December 31, 2022 and 2021 consisted of the following (in thousands): Years Ended December 31, 2022 2021 Income before benefit from (provision for) income taxes 26,965 17,290 Benefit from (provision for) income taxes 3,699 (4,806) Effective tax rate (13.7) % 27.8 % Benefit from income taxes for the year ended December 31, 2022, resulted primarily from estimated domestic and foreign taxes included in the calculation of the effective tax rate. Provision for income taxes for the year ended December 31, 2021 primarily consisted of estimated U.S. taxes, adjustments to uncertain tax positions withholding tax reserve, foreign taxes and foreign withholding taxes. We put a partial valuation allowance for certain federal assets and continue to maintain full valuation allowance for state and certain foreign deferred tax assets in the United States and Canada. The components of our income before benefit from (provision for) income taxes were as follows (in thousands): Years Ended December 31, 2022 2021 Domestic $ 14,552 $ 5,893 Foreign 12,413 11,397 Total $ 26,965 $ 17,290 Table of Contents 75

The benefit from (provision for) income taxes consisted of the following (in thousands): Years Ended December 31, 2022 2021 Current: U.S. federal $ 458 $ 3,285 States and local 74 2 Foreign 871 934 Total current 1,403 4,221 Deferred: U.S. federal (5,694) — States and local — — Foreign 592 585 Total deferred (5,102) 585 Total benefit from (provision for) income taxes $ (3,699) $ 4,806 Deferred tax assets and liabilities are recognized for the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, tax losses, and credit carryforwards. Significant components of the net deferred tax assets and liabilities consisted of (in thousands): December 31, 2022 2021 Deferred tax assets: Net operating loss carryforwards $ 5,391 $ 7,638 State income taxes 15 1 Deferred revenue 3,498 4,502 Research and development and other credits 3,757 10,493 Reserve and accruals recognized in different periods 1,692 395 Capitalized research and development expenses 3,019 3,333 Depreciation and amortization 1,802 2,492 Lease liability 104 339 Total deferred tax assets 19,278 29,193 Valuation allowance (12,341) (27,239) Net deferred tax assets 6,937 1,954 Deferred tax liabilities: Right of use lease assets (67) (185) Foreign credits — — Other deferred tax liabilities — — Total deferred tax liabilities (67) (185) Net deferred taxes $ 6,870 $ 1,769 We account for deferred taxes under ASC 740 which requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance if, based on available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically based on the ASC 740 more-likely-than-not realization ("MLTN") threshold criterion. This assessment considers matters such as future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The evaluation of the recoverability of the deferred tax assets requires that we weigh all positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax assets will not be realized. The weight given to the evidence is commensurate with the extent to which it can be objectively verified. As of December 31, 2022, based on our assessment of the realizability of our deferred tax assets, we put partial valuation allowance Table of Contents 76 for certain federal assets, whose future realization is not more likely than not and continue to maintain full valuation allowance for state and certain foreign deferred tax assets in the United States and Canada. As of December 31, 2022, the net operating loss carryforwards for federal and state income tax purposes were approximately $12.0 million and $53.0 million, respectively. The state net operating losses begin to expire in 2029. The federal net operating losses for tax years after 2017 can be carried forward indefinitely. We have no net operating loss carryforward from foreign jurisdictions. As of December 31, 2022, we had federal and state tax credit carryforwards of approximately $3.2 million and $2.5 million, respectively, available to offset future tax liabilities. The federal credit carryforwards will expire between 2023 and 2039 and the California tax credits will carryforward indefinitely. In addition, as of December 31, 2022, we have Canadian research and development credit carryforwards of $1.8 million, which will expire at various dates through 2040. These operating losses and credit carryforwards have not been reviewed by the relevant tax authorities and could be subject to adjustment upon examinations. Section 382 of the Internal Revenue Code (“IRC Section 382”) imposes limitations on a corporation’s ability to utilize its net operating losses and credit carryforwards if it experiences an “ownership change” as defined by IRC Section 382. Utilization of a portion of our federal net operating loss carryforward was limited in accordance with IRC Section 382, due to an ownership change that occurred during 1999. This limitation has fully lapsed as of December 31, 2010. As of December 31, 2022, we conducted an IRC Section 382 analysis with respect to our net operating loss and credit carryforwards and determined there was no limitation. There can be no assurance that future issuances of our securities will not trigger limitations under IRC Section 382 which could limit utilization of these tax attributes. The reconciliation of federal statutory income tax rate to our effective tax rate was as follows (in thousands): Years Ended December 31, 2022 2021 Federal statutory rate 21.0% 21.0 % Foreign withholding 0.3% 0.4 % Stock-based compensation expense 0.3% 0.6 % Foreign rate differential (2.3) % (7.9) % Prior year true-up items (0.9) % 0.1 % Tax reserves 5.3% (2.3) % Loss on expiration of capital loss carryover — % — % FTC 1.4% — % Other 0.7% 2.7 % FTC conversion true up — % (11.1) % 2017 Tax Act impact — % — % State taxes, net of federal benefit 0.2% — % Global intangible low-taxed income 6.4% 9.7 % Nondeductible officers compensation 1.1% — % Irish corporation restructure — % — % Valuation allowance (47.2) % 14.6 % Effective tax rate (13.7) % 27.8 % The undistributed earnings of our foreign subsidiaries are considered to be indefinitely reinvested and accordingly, no provision for applicable income taxes has been provided thereon. Upon distribution of those earnings, we are subject to withholding taxes payable to various foreign countries. As of December 31, 2022, any foreign withholding taxes on the undistributed earnings of our foreign subsidiaries were immaterial. Table of Contents 77

We maintain liabilities for uncertain tax positions. These liabilities involve considerable judgment and estimation and are continuously monitored by management based on the best information available, including changes in tax regulations, the outcome of relevant court cases, and other information. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands): Years Ended December 31, 2022 2021 Balance at beginning of year 7,569 4,525 Gross increases for tax positions of prior years (2,170) 1 Gross decreases for federal tax rate change for tax positions of prior years 647 — Gross increases for tax positions of current year 1,146 3,296 Settlements — — Lapse of statute of limitations (99) (253) Balance at end of year 7,093 7,569 The unrecognized tax benefits relate primarily to federal and state research and development credits, intercompany profit on the transfer of certain IP rights to one of our foreign subsidiaries as part of our tax reorganization completed in 2015 and withholding tax reserve. Based on our assessment of the developments in the Samsung case (South Korea withholding taxes) in October of 2021, we provided for an additional income tax expense of $0.3 million in 2022. We also settled $1.4 million previously accrued Samsung case liability in 2022. We account for interest and penalties related to uncertain tax positions as a component of income tax expense. As of December 31, 2021, we accrued $0.1 million interest or penalties related to uncertain tax positions. As of December 31, 2022, the total amount of unrecognized tax benefits that would affect our effective tax rate, if recognized, was $0. Because we have net operating loss and credit carryforwards, there are open statutes of limitations in which federal, state and foreign taxing authorities may examine our tax returns for all years from 2008 through the current period. 9. NET INCOME (LOSS) PER SHARE Basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of shares of common stock, adjusted for any dilutive effect of potential common stock. Potential common stock, computed using the treasury stock method, includes stock options, stock awards and ESPP. The following is a reconciliation of the denominators used in computing basic and diluted net income (loss) per share (in thousands, except per share amounts): Years Ended December 31, 2022 2021 Denominator: Weighted-average shares outstanding, basic 33,280 31,459 Shares related to outstanding options, unvested RSUs, RSAs, PSUs and ESPP 228 310 Weighted average shares outstanding, diluted 33,508 31,769 We include market condition-based performance restricted stock units in the calculation of diluted earnings per share if the performance condition has been satisfied as of the end of the reporting period and exclude stock equity awards if the performance condition has not been met. For the years ended December 31, 2022, and 2021, we had stock options, RSUs, PSUs and RSAs outstanding that could potentially dilute basic earnings per share in the future, but these were excluded from the computation of diluted net income per share because their effect would have been anti-dilutive. These outstanding securities consisted of the following (in thousands): Table of Contents 78

Years Ended December 31, 2022 2021 Stock options 184 225 Restricted stock units, restricted stock awards and market condition-based restricted stock units 25 — Total 209 225 10. LEASES We lease our office space under lease arrangements with expiration dates on or before April 25, 2024. We recognize lease expense on a straight-line basis over the lease term. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets. We combine lease and non-lease components for new and reassessed leases. We apply discount rates to operating leases using a portfolio approach. Below is a summary of our ROU assets and lease liabilities (in thousands): Balance Sheets Classification December 31 2022 December 31, 2021 Assets Right-of-use assets Other assets $ 360 $ 912 Liabilities Operating lease liabilities - current Other current liabilities 486 1,098 Operating lease liabilities - long-term Other long-term liabilities 56 550 Total lease liabilities $ 542 $ 1,648 The table below provides supplemental information related to operating leases during the years ended December 31, 2022, and 2021 (in thousands except for lease term): Years Ended December 31, 2022 2021 Cash paid within operating cash flow $ 1,264 $ 1,491 Weighted average lease terms (in years) 0.70 1.40 Weighted average discount rates 3.93 % N/A On June 6, 2022, we entered into a sublease agreement with Innovobot Fund LLP (“Innovobot”) for our facility located in Montreal Canada (the "Montreal Facility"). This sublease commenced on June 8, 2022 and ends on February 27, 2024 which approximates the lease termination date of the original Montreal Facility lease. In accordance with provisions of ASC 842, we treated the sublease as a separate lease as we were not relieved of the primary obligation under the original lease. We continue to account for the original Montreal Facility, as a lessee, in the same manner as prior to the commencement date of the sublease. We accounted for the sublease as a lessor of the lease. We classified the sublease as an operating lease as it did not meet the criteria of a Sale-Type or Direct Financing lease. At the commencement date of the sublease, we recognized initial direct costs of $23,000. These deferred costs will be amortized over the term of the sublease payments. Table of Contents 79

On January 31, 2022, we entered into an agreement to lease a 1,390 square feet of office space in Aventura, Florida (“Aventura Lease”). We use this facility as our principal executive offices and for general administrative functions. This lease commenced in the first quarter of 2022 and expires in the first quarter of 2024. We accounted for this lease as an operating lease in accordance with the provisions of ASC 842 Leases (“ASC 842”). In the first quarter of 2022, we recorded a lease liability of $0.1 million, which represents the present value of the lease payments using an estimated incremental borrowing rate of 3.93%. We also recognized a right-to-use asset ("ROU") of $0.1 million which represents our right to use an underlying asset for the lease term. On March 12, 2020, we entered into a sublease agreement with Neato Robotics, Inc. (“Neato”) for our facility located in San Jose, California (the "San Jose Facility"). This sublease commenced in June 2020 and ends on April 30, 2023 which is the lease termination date of the original San Jose Facility lease. In accordance with provisions of ASC 842, we treated the sublease as a separate lease as we were not relieved of the primary obligation under the original lease. We continue to account for the original San Jose Facility, as a lessee, in the same manner as prior to the commencement date of the sublease. We accounted for the sublease as a lessor of the lease. We classified the sublease as an operating lease as it did not meet the criteria of a Sale- Type or Direct Financing lease. At the commencement date of the sublease, we recognized initial direct costs of $0.3 million. These deferred costs will be amortized over the term of the sublease payments. As of December 31, 2022, the unamortized balance of the deferred costs are not material. We recognize operating lease expense and lease payments from the sublease, on a straight-line basis, in our Consolidated Statements of Income and Comprehensive Income over the lease terms. During the year ended December 31, 2022, and 2021, our net operating lease expenses are as follows (in thousands): Years Ended December 31, 2022 2021 Operating lease costs $ 906 $ 834 Variable lease payments 426 399 Sublease income (1,143) (1,030) Total lease cost (income) $ 189 $ 203 Minimum future lease payments obligations as of December 31, 2022, are as follows (in thousands): For the Years Ending December 31, 2023 $ 594 2024 39 Total lease payments 633 Less: Interest (91) Total lease liability $ 542 Future cash receipts from our sublease agreements as of December 31, 2022, are as follows (in thousands): For the Years Ending December 31, 2023 $ 550 2024 33 Total $ 583 Table of Contents 80

11. SEGMENT REPORTING, GEOGRAPHIC INFORMATION, AND SIGNIFICANT CUSTOMERS Segment Information We develop, license, and support a wide range of software and IP that more fully engage users’ senses of touch when operating digital devices. We focus on the following target application areas: mobile devices, wearables, consumer, mobile entertainment and other content; console gaming; automotive; medical; and commercial. We manage these application areas in one operating and reporting segment with only one set of management, development, and administrative personnel. Our chief operating decision maker (“CODM”) is the Chief Executive Officer. The CODM approves budgets and allocates resources to and assesses our business performance using information about our revenue and operating loss. There is only one segment that is reported to management. Revenue by Market Area The following is a summary of revenues by market areas. Revenue as a percentage of total revenues by market are as follows: Years Ended December 31, 2022 2021 Mobile, Wearables, and Consumer 60% 60 % Gaming Devices 21 21 Automotive 13 19 Other 6 — Total 100% 100 % Geographic Revenue Revenues are broken out geographically by the location of the customer. A summary of revenue by region as a percentage of total revenues are as follows: Years Ended December 31, 2022 2021 Asia 62% 76 % North America 28 12 Europe 10 12 Total 100% 100 % A summary of revenue by country as a percentage of total revenues are as follows: Years Ended December 31, 2022 2021 Korea 33% 38 % United States of America 28 12 Japan 27 29 Germany 7 10 Other countries with less than 10% in a year 5 11 Total 100% 100 % Table of Contents 81

Property and Equipment, net by Country Property and equipment, net by geographic areas as a percentage of total property and equipment, net are as follows: December 31, 2022 2021 Canada 97% 89 % United States of America 2 11 Rest of World 1 — Total 100% 100 % Significant Customers During the year ended December 31, 2022, three customers accounted for 31%, 18% and 13% of our total revenue, respectively. In 2021, two customers accounted for 34% and 12% of our total revenues, respectively. A summary of customers with 10% or greater of our outstanding accounts and other receivables are as follows: Years Ended December 31, 2022 2021 Customer A 60% * Customer B 21% * Customer C 12% 10 % Customer D * 44 % Customer E * 20 % Customer F * 19% * Represents less than 10% of our total accounts and other receivables. Table of Contents 82

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None. Item 9A. Control and Procedures Management’s Evaluation of Disclosure Controls and Procedures Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as amended) as of December 31, 2022, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report for the purpose of ensuring that the information required to be disclosed by us in this Annual Report on Form 10-K is made known to them by others on a timely basis, and that the information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, in order to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized, and reported by us within the time periods specified in the SEC’s rules and instructions for Form 10-K. Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Immersion have been detected. Management’s Annual Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and our Chief Financial Officer and affected by our board of directors and management to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. Management’s assessment of internal control over financial reporting was conducted using the criteria in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In performing the assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting is effective based on these criteria. Changes in internal control over financial reporting There were no changes to internal controls over financial reporting that occurred during the quarter ended December 31, 2022 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting. Item 9B. Other Information None. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not applicable. Table of Contents 83

PART III The SEC allows us to include information required in this report by referring to other documents or reports we have already or will soon be filing. This is called “Incorporation by Reference”. We intend to file our definitive proxy statement pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report, and certain information therein is incorporated in this report by reference. Item 10. Directors, Executive Officers and Corporate Governance The information required by Item 10 with respect to directors and executive officers is incorporated by reference from the sections entitled “Election of Directors”, “Corporate Governance”, “Ownership of Our Equity Securities”, and “Audit Committee Report” in Immersion’s definitive Proxy Statement for its 2023 annual stockholders’ meeting. Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. To the extent disclosure for delinquent reports is being made, it can be found under the caption “Delinquent Section 16(a) Reports” in Immersion’s definitive Proxy Statement for its 2023 annual stockholders’ meeting and is incorporated herein by reference. We have adopted a code of ethics applicable to our employees, including our principal executive, financial and accounting officers, and it is available free of charge, on our website’s investor relations page. To view the code of ethics, go to ir.immersion.com, click on “Download Library” and click on “Governance.” Future amendments or waivers relating to the code of ethics will be disclosed on the webpage referenced in this paragraph within 4 business days following the date of such amendment or waiver. Item 11. Executive Compensation The information required by Item 11 is incorporated by reference from the sections entitled “Election of Directors”, “Director Compensation”, “Corporate Governance”, “Compensation Discussion and Analysis”, “Compensation Committee Report”, “Compensation Committee Interlocks and Insider Participation”, and “Executive Compensation” in Immersion’s definitive Proxy Statement for its 2023 annual stockholders’ meeting. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by Item 12 is incorporated by reference from the section entitled “Ownership of Our Equity Securities” and “Equity Compensation Plan Information” in Immersion’s definitive Proxy Statement for its 2023 annual stockholders’ meeting. Item 13. Certain Relationships and Related Transactions, and Director Independence The information required by Item 13 is incorporated by reference from the section entitled “Corporate Governance” and “Related Person Transactions” in Immersion’s definitive Proxy Statement for its 2023 annual stockholders’ meeting. Item 14. Principal Accounting Fees and Services The information required by Item 14 is incorporated by reference from the section entitled “Ratification of Appointment of Independent Registered Public Accounting Firm” in Immersion’s definitive Proxy Statement for its 2023 annual stockholders’ meeting. Table of Contents 84

Item 15. Exhibits, Financial Statement Schedules The following documents are filed as part of this Form: 1 Financial Statements Page Report of Plante Moran, Independent Registered Public Accounting Firm (PCAOB ID 166) 45 Report of Armanino LLP, Independent Registered Public Accounting Firm (PCAOB ID 32) 48 Consolidated Balance Sheets as of December 31, 2022, and 2021 51 Consolidated Statements of Income and Comprehensive Income for the Years Ended December 31, 2022, and 2021 52 Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2022, and 2021 53 Consolidated Statements of Cash Flows for the Years Ended December 31, 2022, and 2021 54 Notes to Consolidated Financial Statements 56 2 Financial Statement Schedules Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes herein. Table of Contents 85

Table of Contents

3 *Exhibits:*

The following exhibits are filed herewith:

Exhibit Number		Exhibit Description	Incorporated by Reference Form	File No.	Exhibit	Filing Date	Filed Herewith
3.1		Immersion Corporation Amended and Restated Bylaws, effective as of August 12, 2022					X
3.2		Amended and Restated Certificate of Incorporation of Immersion Corporation	8-K	000-27969	3.1	June 7, 2017	
3.3		Certificate of Designation of the Powers, Preferences and Rights of Series A Redeemable Convertible Preferred Stock	8-K	000-27969	3.1	July 29, 2003	
3.4		Amended and Restated Certificate of Designations of Series B Participating Preferred Stock of Immersion Corporation	8-K	000-27969	3.1	November 17, 2021	
4.1		Description of Securities					X
4.2		Section 382 Tax Benefits Preservation Plan, dated as of November 17, 2021, by and between Immersion Corporation and Computershare Trust Company, N.A., as Rights Agent.	8-K	000-27969	4.1	November 17, 2021	
10.1	*	1999 Employee Stock Purchase Plan and form of subscription agreement thereunder	S-1/A	333-86361	10.21	October 5, 1999	
10.2	#	License Agreement dated as of July 25, 2003 by and between Microsoft Corporation and Immersion Corporation	S-3/A	333-108607	10.4	February 13, 2004	
10.3	*	Form of Indemnity Agreement					X
10.4	*	Immersion Corporation 2011 Equity Incentive Plan, as amended April 24, 2019	8-K	001-38334	10.1	June 18, 2019	
10.5	*	Form of Stock Option Award Agreement for Immersion Corporation 2011 Equity Incentive Plan.	S-8	333-233353	4.4	August1, 2019,	
10.6	*	Form of Award Agreement (Restricted Stock Units) to the Immersion Corporation 2011 Equity Incentive Plan.	10-Q	000-27969	10.3	August 5, 2011	
10.7	*	Form of Restricted Stock Agreement for Immersion Corporation 2011 Equity Incentive Plan.	S-8	333-233353	4.6	August 19, 2011	
10.8	*	Form of Award Agreement (Performance-Based Restricted Stock Units) to the Immersion Corporation 2011 Equity Incentive	10-K	000-38334	10.14	March 5, 2021	
10.9	*	Amended and Restated Immersion Corporation 2021 Equity Incentive Plan (effective January 20, 2023)					X
10.10	*	Form of Stock Option Award Agreement for Immersion Corporation 2021 Equity Incentive Plan.	10-K	000-38334	10.13	February 25, 2022	
10.11	*	Form of Award Agreement (Restricted Stock Units) to the Immersion Corporation 2021 Equity Incentive Plan.					X
10.12	*	Form of Restricted Stock Agreement for Immersion Corporation 2021 Equity Incentive Plan.					X
10.13	*	Form of Amendment to Award Agreement (Performance-Based Restricted Stock Units) to the Immersion Corporation 2021 Equity Incentive Plan					X

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10.14		Office Lease between Carr NP Properties, L.L.C., and Immersion Corporation dated September 15, 2011.	10-Q	000-27969	10.2	November 7, 2011	
10.15		First Amendment to Office Lease dated November 12, 2014 by and between Immersion Corporation and BSREP Rio Robles LLC	8-K	000-27969	10.1	November 14, 2014	
10.16		Sublease, dated March 12, 2020, by and between Immersion Corporation and Neato Robotics, Inc.	10-Q	001-38334	10.3	May 8, 2020	
10.17		First Amendment to Sublease, dated May 1, 2020, by and between Immersion Corporation and Neato Robotics, Inc.	10-Q	001-38334	10.1	May 8, 2020	
10.18		Office Lease, dated as of February 23, 2020, between 330 Townsend (SF) Owner, LLC and Immersion Corporation	10-Q	001-38334	10.4	May 8, 2020	
10.19		Lease Agreement, dated January 26, 2022, by and between Immersion Corporation and COFE CIX Aventura, LLC	10-K	001-38334	10.27	February 25, 2022	
10.20	#	Settlement and License Agreement, dated as of January 26, 2018, by and between Immersion Corporation and Apple Inc.	10-Q/A	001-38334	10.2	July 31, 2018	
10.21		Settlement and License Agreement, dated as of May 12, 2019, by and between Immersion Corporation and Samsung Electronics Co. Ltd	10-Q	001-38334	10.1	August 14, 2019	
10.22	*	Form of Change of Control and Severance Agreement	8-K	001-38334	10.2	May 25, 2022	
10.23	*	Change of Control and Severance Agreement, dated May 26, 2022, by and between Immersion Corporation and Eric Singer	10-Q	001-38334	10.1	November 14, 2022	
10.24	*	Amended and Restated Change of Control and Severance Agreement, dated January 3, 2023, between Immersion Corporation and Eric Singer	8-K	001-38334	10.2	May 27, 2022	
10.25	*	Offer Letter, dated December 30, 2022, between Immersion Corporation and Eric Singer	8-K	001-38334	10.1	January 3, 2023	
10.26	*	Summary of Compensation Information of William Martin, the Company's Chief Strategy Officer					X
10.27	*	Change of Control and Severance Agreement, dated May 26, 2022, by and between Immersion Corporation and William C. Martin	10-Q	001-38334	10.2	November 14, 2022	
10.28	*	Change of Control and Severance Agreement, dated May 26, 2022, by and between the Company and Francis Jose	10-Q	001-38334	10.3	November 14, 2022	
10.29	*	Summary of Compensation Information of Francis Jose, General Counsel					X
10.30	*	Offer Letter, dated as of December 2, 2019, by and between Immersion Corporation and Aaron Akerman	10-K	001-38334	10.21	March 6, 2020	
10.31	*	Retention and Ownership Change Event Agreement, effective as of December 11, 2019, by and between Immersion Corporation and Aaron Akerman, as amended by that certain Amendment No. 1 dated February 27, 2020.					X
10.32	*	Summary of Compensation Information of Aaron Akerman, Chief Financial Officer					X
10.33		Description of 2022 Executive Bonus Plan					X
10.34		Equity Distribution Agreement, dated as of July 6, 2021, by and between Immersion Corporation and Craig-Hallum Capital Group LLC	8-K	001-38334	1.1	July 6, 2021	
21.1		Subsidiaries of Immersion Corporation.					X

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23.1		Consent of Armanino LLP, Independent Registered Public Accounting Firm, with respect to the fiscal year ended December 31, 2021.	X
23.2		Consent of Plante and Moran, PLLC, Independent Registered Public Accounting Firm, with respect to the fiscal year ended December 31, 2022.	X
31.1		Certification of Francis Jose, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X
31.2		Certification of Aaron Akerman, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X
32.1	+	Certification of Francis Jose, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X
32.2	+	Certification of Aaron Akerman, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X
101.INS		XBRL Report Instance Document	X
101.SCH		XBRL Taxonomy Extension Schema Document	X
101.CAL		XBRL Taxonomy Calculation Linkbase Document	X
101.DEF		XBRL Taxonomy Extension Definition Linkbase Document	X
101.LAB		XBRL Taxonomy Label Linkbase Document	X
101.PRE		XBRL Presentation Linkbase Document	X
104	+	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)	X

Confidential treatment has been granted for portions of this exhibit by the SEC.

* Constitutes a management contract or compensatory plan.

+ This certification is deemed not filed for purposes of section 18 of the Exchange Act, as amended, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act, as amended, or the Exchange Act, as amended.

Item 16. Form 10-K Summary

None.

88

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized. Date: February 22, 2023 IMMERSION CORPORATION By /S/ AARON AKERMAN Aaron Akerman Chief Financial Officer POWER OF ATTORNEY KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eric Singer and Aaron Akerman, jointly and severally, his or her his Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue thereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Name Title Date /S/ ERIC SINGER President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer) February 22, 2023 Eric Singer /S/ AARON AKERMAN Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) February 22, 2023 Aaron Akerman /S/WILLIAM C. MARTIN Chief Strategy Officer and Director February 22, 2023 William C. Martin /S/ SUMIT AGARWAL Director February 22, 2023 Sumit Agarwal /S/ ELIAS NADER Director February 22, 2023 Elias Nader /S/ FREDERICK WASCH Director February 22, 2023 Frederick Wasch Table of Contents 89